AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

October 6, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Brad Mattson
Vice President and Corporate Controller

enclosures

dlw 10/23

SEC File # 82-34911

AltaGas

NEWS RELEASE

AltaGas utility group

ALTAGAS INCOME TRUST INCREASES OFFER FOR ALTAGAS UTILITY GROUP INC.

Calgary, Alberta (September 21, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and AltaGas Utility Group Inc. (Utility Group) (TSX: AUI) announced today that they have amended the terms of their previously announced support agreement (the Agreement) in which AltaGas Holdings #3 Inc., an indirect wholly-owned subsidiary of AltaGas, made a cash offer for all of the outstanding common shares of Utility Group not already owned by AltaGas and its affiliates (the Offer). The amendment, which was the result of the receipt by Utility Group of a superior proposal to that originally received from AltaGas, increases the cash consideration payable under the Offer from $9.05 per common share to $10.50 per common share. **The expiry time of the Offer remains 5:00 p.m. (Calgary time) on October 7, 2009, unless withdrawn or extended.**

The increased Offer price represents an increase of approximately 16 percent over the original Offer and a premium of approximately 68 percent to the $6.25 closing price of the Utility Group common shares on the TSX on August 14, 2009, the last trading day prior to the announcement of the original Offer. The increased Offer price also represents a premium of approximately 66 percent to the volume weighted average trading price of the Utility Group common shares on the TSX for the 20 trading days prior to the announcement of the original Offer.

The Board of Directors of AltaGas has unanimously approved the Offer, as amended. Likewise, at the recommendation of a Special Committee of independent directors, the Board of Directors of Utility Group has unanimously approved the amendment to the Agreement and has concluded the transaction is in the best interest of Utility Group shareholders. The independent members of the Board of Directors of Utility Group have unanimously resolved to recommend that the Utility Group shareholders tender their Utility Group common shares in acceptance of the amended Offer. Peters & Co. Limited, as financial advisor to the Special Committee of Utility Group, has provided an opinion that the consideration under the Offer, as amended, is fair from a financial point of view to the holders of Utility Group common shares, other than AltaGas and its affiliates.

The amended Offer remains subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding Utility Group common shares, excluding those held by AltaGas and its affiliates. In addition, the Offer is subject to receipt of approval of the proposed change of ownership by the Alberta Utilities Commission. AltaGas has received an Advance Ruling Certificate under the Competition Act in respect of the proposed transaction.

Pursuant to the amended Agreement, Utility Group has agreed to support the amended Offer and to pay AltaGas a termination fee of $3.9 million in certain circumstances if the Offer, as amended, is not completed. The other terms of the Agreement remain substantially unchanged.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Utility Group Inc. is a publicly traded company holding interests in AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd. Combined these regulated natural gas distribution businesses serve more than

71,000 customers in three areas of Canada through an infrastructure of over 20,000 kilometres of pipelines. Utility Group also holds an interest in the Ikhil Joint Venture which produces and supplies natural gas in Inuvik, Northwest Territories.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index. AltaGas Utility Group Inc. common shares trade on the Toronto Stock Exchange under the symbol AUI.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust or to Utility Group or an affiliate of Utility Group, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the Trust's and Utility Group's respective business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause the Trust's or Utility Group's respective actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's and Utility Group's respective current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's and Utility Group's respective public disclosure documents. Many factors could cause the Trust's or Utility Groups respective actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, the Trust's or Utility Group's actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust and Utility Group do not intend, and do not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

- 30 -

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas Utility Group Inc.:

Patricia Newson
President and CEO
(403) 806-3330
patricia.newson@altagasutility.com

Jillian Fan
Director Strategic Development
(403) 806-3316
jillian.fan@altagasutility.com

www.altagasutilitygroup.com

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 11, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on October 15, 2009 to holders of record on September 25, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

RECEIVED
2009 OCT 22 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAGAS INCOME TRUST ANNOUNCES MAILING OF OFFER TO PURCHASE AND TAKE-OVER BID CIRCULAR

Calgary, Alberta (September 1, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that the offer to purchase and take-over bid circular (the Offer) and other related documents associated with the Trust's previously announced offer to acquire, through a newly-incorporated acquisition subsidiary, all outstanding shares of AltaGas Utility Group Inc. (Utility Group) not already owned by AltaGas have been mailed to Utility Group shareholders and are available on SEDAR (www.sedar.com).

Under the Offer, depositing Utility Group shareholders whose Utility Group shares have been taken up under the Offer will receive $9.05 in cash per Utility Group share. The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on October 7, 2009, unless extended or withdrawn. The acquisition will be funded through existing credit facilities.

The Utility Group acquisition is an excellent strategic fit for AltaGas. Utility Group's steady, measured approach to doing business parallels AltaGas' strategy of investing in energy infrastructure that provides long-term, stable cash flow and solid returns. The addition of Utility Group's investments, people and growth opportunities to AltaGas will expand, diversify and strengthen the Trust's gas division and overall business.

The Offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Utility Group, excluding those held by AltaGas and its affiliates. In addition, the Offer is subject to receipt of customary regulatory approvals, including that of the Alberta Utilities Commission.

AltaGas has retained Georgeson as information agent to respond to inquiries from shareholders regarding the transaction. Georgeson may be contacted toll-free at 1-866-725-6571. AltaGas has also retained CIBC World Markets Inc. as the dealer manager for the transaction. CIBC World Markets may be contacted toll-free at 1-866-744-2030. The Depositary for the Offer is Olympia Trust Company. Olympia may be contacted toll-free at 1-888-767-7277 or corporateactions@olympiatrust.com.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements

prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MAILING OF OFFER TO PURCHASE AND TAKE-OVER BID CIRCULAR

Calgary, Alberta (September 1, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that the offer to purchase and take-over bid circular (the Offer) and other related documents associated with the Trust's previously announced offer to acquire, through a newly-incorporated acquisition subsidiary, all outstanding shares of AltaGas Utility Group Inc. (Utility Group) not already owned by AltaGas have been mailed to Utility Group shareholders and are available on SEDAR (www.sedar.com).

Under the Offer, depositing Utility Group shareholders whose Utility Group shares have been taken up under the Offer will receive $9.05 in cash per Utility Group share. The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on October 7, 2009, unless extended or withdrawn. The acquisition will be funded through existing credit facilities.

The Utility Group acquisition is an excellent strategic fit for AltaGas. Utility Group's steady, measured approach to doing business parallels AltaGas' strategy of investing in energy infrastructure that provides long-term, stable cash flow and solid returns. The addition of Utility Group's investments, people and growth opportunities to AltaGas will expand, diversify and strengthen the Trust's gas division and overall business.

The Offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Utility Group, excluding those held by AltaGas and its affiliates. In addition, the Offer is subject to receipt of customary regulatory approvals, including that of the Alberta Utilities Commission.

AltaGas has retained Georgeson as information agent to respond to inquiries from shareholders regarding the transaction. Georgeson may be contacted toll-free at 1-866-725-6571. AltaGas has also retained CIBC World Markets Inc. as the dealer manager for the transaction. CIBC World Markets may be contacted toll-free at 1-866-744-2030. The Depositary for the Offer is Olympia Trust Company. Olympia may be contacted toll-free at 1-888-767-7277 or corporateactions@olympiatrust.com.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements

prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

RECEIVED

2009 OCT 22 P 12:

NEWS RELEASE

ALTAGAS TO HOST INVESTOR DAY IN TORONTO

Calgary, Alberta (September 1, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that it will hold its fourth Investor Day conference in Toronto at the Ivey ING Leadership Centre in the Exchange Tower on Thursday, September 17, 2009.

David Cornhill, Chairman and Chief Executive Officer, and Richard Alexander, President and Chief Operating Officer, along with other members of senior management, will discuss the Trust's strategy for long-term growth, including a detailed update on its current projects and financial position.

Members of the professional investment community are invited to attend the event. To register, please call 1-877-691-7199 or email investor.relations@altagas.ca. The general public is invited to listen to the live webcast, which will begin at 1:30 p.m. EDT. Both the live webcast and replay will be accessible through the Trust's website, www.altagas.ca, by selecting "Investors" and then "Presentations and Webcasts". The webcast is also available at http://services.choruscall.com/links/alta090917.html. A complete transcript of the event and the presentations will also be available on the Trust's website.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Lovric	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.lovric@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

Bilans consolidés

SEC File # 82-34911

(non vérifié)

(en milliers de dollars)	30 juin 2009		31 décembre 2008	
ACTIF				
Actif à court terme				
Trésorerie et équivalents de trésorerie	**116 628**	**$**	18 304	$
Placement à court terme *(note 5)*	**32 481**		–	
Débiteurs	**154 342**		220 280	
Stocks	**506**		775	
Liquidités soumises à restrictions provenant des clients	**33 532**		24 017	
Gestion du risque *(notes 2 et 5)*	**82 474**		92 842	
Autres actifs à court terme	**7 881**		7 705	
	427 844		363 923	
Immobilisations	**1 492 694**		1 436 686	
Ententes, contrats et relations de services énergétiques	**133 931**		138 913	
Écart d'acquisition	**143 840**		143 840	
Gestion du risque *(notes 2 et 5)*	**26 077**		31 147	
Placements à long terme et autres actifs	**28 569**		17 744	
	2 252 955	**$**	2 132 253	$
PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**117 550**	**$**	198 232	$
Distributions à payer aux porteurs de parts	**14 256**		12 943	
Dette à court terme	**651**		4 493	
Tranche de la dette à long terme échéant à moins d'un an *(note 3)*	**1 396**		1 363	
Dépôts des clients	**33 532**		24 017	
Produits constatés d'avance	**3 233**		2 777	
Gestion du risque *(notes 2 et 5)*	**48 408**		57 423	
Autres passifs à court terme	**16 764**		21 927	
	235 790		323 175	
Dette à long terme *(note 3)*	**674 193**		559 412	
Obligations liées à la mise hors service d'immobilisations	**45 092**		41 708	
Impôts futurs *(note 2)*	**207 572**		211 256	
Gestion du risque *(notes 2 et 5)*	**16 792**		16 745	
Débentures convertibles	**16 609**		16 682	
Autres passifs à long terme	**6 268**		5 833	
	1 202 316		1 174 811	
Avoir des porteurs de parts *(notes 2, 6 et 7)*	**1 050 639**		957 442	
	2 252 955	**$**	2 132 253	$

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

(en milliers de dollars, sauf les montants par part)	Trimestres terminés les 30 juin **2009**	2008	Semestres terminés les 30 juin **2009**	2008
PRODUITS				
Exploitation	**274 469 $**	489 832 $	**627 922 $**	932 294 $
Gain latent (perte latente) sur gestion du risque *(note 5)*	**5 904**	(2 896)	**6 539**	(2 268)
Divers *(note 5)*	**5 524**	149	**5 993**	1 510
	285 897	487 085	**640 454**	931 536
CHARGES				
Coût des produits vendus	**171 609**	369 800	**414 019**	703 503
Charges d'exploitation et d'administration	**50 848**	63 505	**100 846**	110 707
Amortissement :				
Immobilisations	**15 524**	14 448	**30 583**	27 965
Ententes, contrats et relations de services énergétiques	**2 491**	2 376	**4 982**	4 860
	240 472	450 129	**550 430**	847 035
Gain de change	**186**	58	**337**	113
Intérêts débiteurs				
Dette à court terme	**444**	389	**637**	1 173
Dette à long terme	**7 508**	5 929	**13 019**	12 144
Bénéfice avant impôts sur les bénéfices	**37 659**	30 696	**76 705**	71 297
Charge (recouvrement) d'impôts				
Impôts exigibles	**179**	198	**266**	217
Impôts futurs	**618**	(2 413)	**2 042**	590
Bénéfice net	**36 862**	32 911	**74 397**	70 490
Bénéfice cumulé au début de la période	**711 271**	547 991	**673 736**	510 412
Bénéfice cumulé à la fin de la période	**748 133 $**	580 902 $	**748 133 $**	580 902 $
Résultat net par part *(note 8)*				
De base	**0,47 $**	0,49 $	**0,96 $**	1,06 $
Dilué	**0,46 $**	0,49 $	**0,96 $**	1,06 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 7 et 8)*				
De base	**78 955**	67 382	**77 288**	66 223
Dilué	**79 962**	68 302	**78 247**	67 157

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin 2009	2008	Semestres terminés les 30 juin 2009	2008
Bénéfice net	**36 862 $**	32 911 $	**74 397 $**	70 490 $
Autres éléments du résultat étendu, après impôts				
Gain net latent (perte nette latente) sur les dérivés désignés comme couvertures de flux de trésorerie	**(5 300)**	(11 480)	**4 397**	(14 866)
Reclassement d'actifs financiers disponibles à la vente par suite de l'acquisition d'entreprises	**–**	–	**–**	(17 873)
Reclassement dans le bénéfice net du gain net (de la perte nette) sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**(10 596)**	477	**(15 056)**	(2 423)
	(15 896)	(11 003)	**(10 659)**	(35 162)
Résultat étendu	**20 966 $**	21 908 $	**63 738 $**	35 328 $
Cumul des autres éléments du résultat étendu au début de la période	**36 806 $**	3 010 $	**31 569 $**	27 169 $
Autres éléments du résultat étendu, après impôts	**(15 896)**	(11 003)	**(10 659)**	(35 162)
Cumul des autres éléments du résultat étendu à la fin de la période *(note 5)*	**20 910 $**	(7 993) $	**20 910 $**	(7 993) $

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin **2009**	2008	Semestres terminés les 30 juin **2009**	2008
Flux de trésorerie d'exploitation				
Bénéfice net	**36 862 $**	32 911 $	**74 397 $**	70 490 $
Éléments sans effet sur la trésorerie :				
Amortissement	**18 015**	16 824	**35 565**	32 825
Désactualisation des obligations liées à la mise hors service d'immobilisations	**771**	498	**1 537**	955
Rémunération à base de parts	**(113)**	95	**(64)**	195
Charge (recouvrement) d'impôts futurs	**618**	(2 413)	**2 042**	590
Gain à la vente d'actifs	**(28)**	(311)	**(28)**	(318)
Quote-part du bénéfice de sociétés satellites	**(464)**	(36)	**(1 070)**	(581)
(Gain latent) perte latente	**(10 466)**	2 896	**(11 101)**	2 268
Divers	**885**	115	**1 791**	395
Obligations liées à la mise hors service d'immobilisations réglées	**4**	(161)	**(145)**	(217)
Variation nette du fonds de roulement hors trésorerie *(note 9)*	**20 616**	28 644	**(5 558)**	10 597
	66 700	79 062	**97 366**	117 199
Activités d'investissement				
Augmentation (diminution) des dépôts des clients	**(5 591)**	(6 022)	**(9 515)**	354
Diminution du billet à recevoir	**–**	5 500	**–**	5 500
Dépenses en immobilisations	**(54 182)**	(32 545)	**(88 544)**	(84 233)
Cession d'immobilisations	**–**	8 843	**–**	8 843
Distributions reçues de sociétés satellites	**81**	61	**299**	137
Acquisition de placements à court terme *(note 5)*	**(27 920)**	–	**(27 920)**	-
Acquisition de placements à long terme et d'autres actifs	**–**	(399)	**(10 000)**	(261 005)
	(87 612)	(24 562)	**(135 680)**	(330 404)
Activités de financement				
Remboursement de la dette à court terme	**(429)**	(7 260)	**(3 842)**	(1 252)
Émission nette (remboursement net) de la dette à long terme renouvelable	**(145 717)**	(126 130)	**(184 301)**	153 666
Émission de la dette à long terme	**295 476**	–	**295 476**	-
Remboursement de la dette à long terme	**(347)**	(733)	**(684)**	(733)
Distributions aux porteurs de parts	**(42 583)**	(34 868)	**(82 617)**	(68 066)
Produit net de l'émission de parts	**7 131**	117 713	**112 606**	125 424
Produit net de l'émission de bons de souscription	**–**	–	**–**	4 500
	113 531	(51 278)	**136 638**	213 539
Variation de la trésorerie et des équivalents de trésorerie	**92 619**	3 222	**98 324**	334
Trésorerie et équivalents de trésorerie au début de la période	**24 009**	9 563	**18 304**	12 451
Trésorerie et équivalents de trésorerie à la fin de la période	**116 628 $**	12 785 $	**116 628 $**	12 785 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux et des notes au bas des tableaux sont en milliers de dollars, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans diverses sociétés de personnes et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2008, à l'exception de celles présentées dans la note 2 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2008 compris dans le rapport annuel de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

En date du 1er janvier 2009, la Fiducie a adopté les recommandations du Comité sur les problèmes nouveaux (CPN) 173, *Risque de crédit et juste valeur des actifs financiers et des passifs financiers*, et les nouvelles exigences du chapitre 3064, «Écarts d'acquisition et actifs incorporels», du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA). Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées rétrospectivement sans retraitement des états financiers des périodes antérieures.

Risque de crédit et juste valeur des actifs financiers et des passifs financiers

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers - présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et des passifs financiers dérivés afin de présenter le solde net au bilan lorsqu'AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Ainsi, les soldes correspondants de la Fiducie ont été reclassés pour tenir compte de cette modification aux conventions comptables.

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2009 des modifications susmentionnées se présente comme suit :

Postes visés du bilan	Augmentation (diminution)
Actif à court terme – gestion du risque	(25 772)
Actif à long terme – gestion du risque	(5 983)
Passif à court terme – gestion du risque	(25 421)
Passif à long terme – gestion du risque	(5 900)
Impôts futurs	(285)
Avoir des porteurs de parts – bénéfice cumulé	(176)
Avoir des porteurs de parts – cumul des autres éléments du résultat étendu	27

Les gains latents et les pertes latentes compris dans le bénéfice cumulé et le cumul des autres éléments du résultat étendu ont été comptabilisés après déduction du recouvrement et de la charge d'impôts respectivement de 287 645 $ et de 2 629 $.

Écarts d'acquisition et actifs incorporels
Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», lequel comprenait l'ancien chapitre 3450, «Frais de recherche et de développement», transféré en février 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre est entré en vigueur le 1er janvier 2009 pour la Fiducie. Ces modifications n'ont eu aucune incidence financière sur les états financiers d'AltaGas.

L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur implicite de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

Les actifs incorporels sont initialement comptabilisés au coût, y compris les coûts directement attribuables à l'acquisition, à la création, à la production et à la préparation de l'actif incorporel pour qu'il puisse être exploité de la manière prévue. Un actif incorporel qu'il est possible d'exploiter de la manière prévue est amorti selon la méthode linéaire sur la durée de vie utile estimative, sauf si sa durée de vie est jugée indéfinie. Les actifs incorporels sont soumis à un test de dépréciation au moins une fois l'an en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'actif incorporel. Tout excédent de la valeur comptable sur la juste valeur implicite des actifs incorporels est alors comptabilisé à titre de perte de valeur et passé en charges.

MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Instruments financiers
Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste autres éléments du résultat étendu. Les placements dans des instruments de capitaux propres qui ne sont pas cotés sur un marché actif sont évalués au coût.

Placement à court terme
Les placements à court terme sont des placements hautement liquides sans échéance contractuelle. Ils sont comptabilisés à la juste valeur d'après les cours du marché et les variations de la juste valeur sont constatées dans les produits divers.

3. DETTE À LONG TERME

	30 juin 2009		31 décembre 2008	
Facilités de crédit	**170 000**	**$**	353 000	$
Billets à moyen terme	**500 000**		200 000	
Obligations découlant de contrats de location-acquisition	**8 161**		8 800	
Autres dettes à long terme	**1 171**		1 282	
Frais de financement reportés non amortis	**(3 743)**		(2 307)	
	675 589	**$**	560 775	$
Moins la tranche échéant à moins d'un an	**1 396**		1 363	
	674 193	**$**	559 412	$

Facilités de crédit

Au 30 juin 2009, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (375,0 millions de dollars au 31 décembre 2008) auprès d'un syndicat de banques à charte canadiennes. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 30 septembre 2007, AltaGas a négocié une prorogation de l'échéance de sa facilité jusqu'au 30 septembre 2010.

Le 10 mars 2009, la Fiducie a obtenu une facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un syndicat de banques à charte canadiennes qui vient à échéance le 13 août 2010 et qui remplace la facilité de crédit venant à échéance le 28 septembre 2009. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au LIBOR ou des acceptations bancaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé.

Au 30 juin 2009, la Fiducie avait prélevé 170,0 millions de dollars (353,0 millions de dollars au 31 décembre 2008) sur les facilités. Le taux moyen des acceptations bancaires de la Fiducie au 30 juin 2009 était de 2,75 % (3,1 % au 31 décembre 2008). Le 29 avril 2009, la Fiducie a émis des billets à moyen terme de premier rang non garantis totalisant 200 millions de dollars. Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 100,0 millions de dollars. Conformément aux conditions de la facilité de crédit de 250,0 millions de dollars, une tranche de 100,0 millions de dollars du produit tiré de l'émission des billets à moyen terme de premier rang non garantis a servi à rembourser la facilité et à la réduire le 9 juillet 2009.

Billets à moyen terme

Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour un total de 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, et les intérêts sont payables semestriellement.

Le 19 janvier 2007, AltaGas a émis une tranche supplémentaire de 100,0 millions de dollars de billets à moyen terme de premier rang non garantis. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

Le 29 avril 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 200,0 millions de dollars. Les billets portent intérêt à un taux nominal de 7,42 % et viennent à échéance le 29 avril 2014.

Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 6,94 % et viennent à échéance le 29 juin 2016.

Facilité de lettres de crédit

Au 30 juin 2009, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 30 juin 2009, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 67,7 millions de dollars (68,1 millions de dollars au 31 décembre 2008).

4. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie inclut l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu), la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie reste la même depuis 2008.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 30 juin 2009, ce ratio, déduction faite du solde en espèces lié aux produits de l'émission des billets à moyen terme, était de 36,1 % (37,8 % au 31 décembre 2008).

	30 juin 2009		31 décembre 2008	
Dette				
Dette à court terme	**651**	**$**	4 493	$
Tranche de la dette à long terme échéant à moins d'un an	**1 396**		1 363	
Dette à long terme	**674 193**		559 412	
Débentures convertibles	**16 609**		16 682	
Produits tirés de l'émission de billets à moyen terme[1] *(note 3)*	**(100 000)**		-	
	592 849		581 950	
Avoir des porteurs de parts	**1 050 639**		957 442	
Total de la structure du capital	**1 643 488**	**$**	1 539 392	$
Ratio d'endettement (%)	**36,1**		37,8	

[1] *Produits tirés de l'émission de billets à moyen terme de premier rang non garantis pour un capital de 100,0 millions de dollars le 29 juin 2009 inclus dans la trésorerie et les équivalents de trésorerie.*

Toutes les facilités d'emprunt sont assorties des restrictions habituelles pour ce type de facilités. Elles doivent être respectées à la fin de chaque trimestre civil. AltaGas a respecté ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

5. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel (LGN) et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

SEC File # 82-34911

Juste valeur des instruments financiers

Au 30 juin 2009 et au 31 décembre 2008, tous les dérivés, outre ceux qui correspondent à l'exception visant les achats et ventes ordinaires, sont portés aux bilans consolidés à leur juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs et des passifs financiers de la Fiducie se présentaient comme suit :

		30 juin 2009		31 décembre 2008
Sommaire des justes valeurs	**Valeur comptable**	**Juste valeur**	Valeur comptable	Juste valeur
Actifs financiers				
Détenus à des fins de transaction				
Trésorerie et équivalents de trésorerie[1]	**116 628 $**	**116 628 $**	18 304 $	18 304 $
Placement à court terme	**32 481**	**32 481**	–	–
Gestion du risque – dérivés[2]	**69 720**	**69 720**	49 270	49 270
Couvertures de flux de trésorerie				
Gestion du risque[2]	**38 831**	**38 831**	74 720	74 720
Prêts et créances				
Débiteurs et autres actifs[1, 3]	**147 785**	**147 785**	216 079	216 079
Liquidités soumises à restrictions provenant des clients[1]	**33 532**	**33 532**	24 017	24 017
Disponibles à la vente				
Placements à long terme et autres actifs	**10 000**	**10 000**	–	–
	448 977 $	**448 977 $**	382 390 $	382 390 $
Passifs financiers				
Détenus à des fins de transaction				
Gestion du risque – dérivés[2]	**59 237 $**	**59 237 $**	44 862 $	44 862 $
Couvertures de flux de trésorerie				
Gestion du risque[2]	**5 963**	**5 963**	29 307	29 307
Autres passifs financiers				
Créditeurs et autres charges à payer[1, 4]	**133 657**	**133 657**	216 502	216 502
Dépôts de clients[1]	**33 532**	**33 532**	24 017	24 017
Dette à court terme	**651**	**651**	4 493	4 493
Dette à long terme[5]	**679 332**	**687 780**	563 082	550 971
Débentures convertibles	**16 609**	**16 773**	16 682	16 334
	928 981 $	**937 593 $**	898 945 $	886 486 $

[1] *En raison de la nature ou de l'échéance à court terme de ces instruments financiers, leur valeur comptable se rapproche de leur juste valeur.*

[2] *La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

[3] *Exclut des impôts sur les bénéfices, des taxes de vente, des crédits d'émission et des charges payées d'avance totalisant 14 438 $ (11 906 $ au 31 décembre 2008).*

[4] *Exclut des impôts sur les bénéfices et des taxes de vente ainsi que des produits constatés d'avance totalisant 657 $ (3 655 $ au 31 décembre 2008).*

[5] *Comprend la tranche de la dette à long terme échéant à moins d'un an et exclut les frais de financement reportés de 3 743 $ (2 307 $ au 31 décembre 2008).*

Sommaire du gain latent (de la perte latente) sur la gestion du risque

	Trimestres terminés les 30 juin 2009	2008	Semestres terminés les 30 juin 2009	2008
Gaz naturel	**2 092 $**	472 $	**2 898 $**	828 $
LGN	**5 973**	(4 553)	**5 813**	(1 601)
Électricité	**(64)**	74	**67**	71
Énergie thermique	**614**	–	**581**	(188)
Swaps de taux d'intérêt	**1 581**	1 276	**2 218**	(657)
Change	**(4 292)**	(165)	**(5 038)**	(721)
	5 904 $	(2 896) $	**6 539 $**	(2 268) $

Sommaire du gain latent (de la perte latente) sur les dérivés désignés comme couvertures de flux de trésorerie (après impôts)

	30 juin 2009	30 juin 2008
LGN	**(871) $**	(2 975) $
Électricité	**21 761**	(5 018)
Contrat à terme sur obligations	**(2 565)**	–
Change	**2 585**	–
	20 910 $	(7 993) $

Placement à court terme

Au deuxième trimestre de 2009, AltaGas a acquis un placement à court terme en contrepartie de 27,9 millions de dollars. Le gain latent de 4,6 millions de dollars est constaté dans les produits divers du siège social.

6. AVOIR DES PORTEURS DE PARTS

	30 juin 2009	31 décembre 2008
Capital des porteurs de parts *(note 7)*	**964 601 $**	850 992 $
Surplus d'apport	**4 197**	4 261
Bénéfices cumulés	**748 133**	673 736
Débentures convertibles	**1 594**	1 600
Bons de souscription	**4 500**	4 500
Dividendes cumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts cumulées déclarées[1]	**(622 158)**	(538 227)
Distributions d'actions ordinaires de Utility Group	**(29 848)**	(29 848)
Rajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(176)**	–
Cumul des autres éléments du résultat étendu	**20 910**	31 542
	1 050 639 $	957 442 $

[1] *Les distributions aux porteurs de parts cumulées versées par la Fiducie au 30 juin 2009 s'élevaient à 607,9 millions de dollars (525,3 millions de dollars au 31 décembre 2008).*

7. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2008	69 761 778	835 957 $
Parts émises au comptant à l'exercice d'options	16 000	224
Parts émises en vertu du régime de réinvestissement des distributions[1]	1 177 974	17 100
Parts émises contre des parts échangeables	53 746	791
Parts émises à la conversion des débentures convertibles	2 637	71
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,4 millions de dollars et d'une économie d'impôts de 0,9 million de dollars)	6 100 000	96 214
30 juin 2009	**77 112 135**	**950 357 $**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas LP #1 le 31 décembre 2008	2 143 173	15 035 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(53 746)	(791)
30 juin 2009	**2 089 427**	**14 244**
Émises et en circulation au 30 juin 2009	**79 201 562**	**964 601 $**

[1] Régime de réinvestissement des distributions et régime optionnel d'achat de parts.

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
Nombre moyen pondéré de parts en circulation[1]	**2009**	2008	**2009**	2008
Nombre de parts – de base	**78 954 717**	67 382 085	**77 287 551**	66 223 220
Instruments de capitaux propres dilutifs[2]	**1 007 294**	920 389	**959 289**	933 845
Nombre de parts – dilué	**79 962 011**	68 302 474	**78 246 840**	67 157 065

[1] Comprend les parts échangeables.

[2] Comprend les options, les débentures convertibles et les bons de souscription.

La Fiducie a un régime d'options d'achat de parts en vertu duquel les employés et les administrateurs sont admissibles à recevoir des prêts. Au 30 juin 2009, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Au 30 juin 2009, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 30 juin 2009, les options en cours pouvaient être exercées à diverses dates sur une période d'au plus dix ans. Au 30 juin 2009, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,4 million de dollars (0,6 million de dollars au 31 décembre 2008).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au 31 décembre 2008	2 972 250	26,36 $
Attribuées	14 500	15,43
Exercées	(16 000)	10,44
Échues	(65 750)	20,30
Options d'achat de parts en cours au 30 juin 2009	**2 905 000**	**20,36 $**
Options d'achat de parts exerçables au 30 juin 2009	**733 480**	**25,99 $**

[1] *Moyenne pondérée.*

Le tableau suivant résume le régime d'options d'achat de parts des employés au 30 juin 2009 :

	Options en cours			Options exerçables	
	Nombre d'options en cours	Prix d'exercice moyen pondéré	Durée contractuelle restante moyenne pondérée	Nombre exerçable	Prix d'exercice
5,00 $ - 7,00 $	9 000	6,10 $	0,95	9 000	6,10 $
7,01 $ - 15,50 $	1 369 500	14,21	9,40	11 500	10,08
15,51 $ - 25,08 $	725 000	24,09	8,19	251 271	24,21
25,09 $ - 29,15 $	801 500	27,68	7,17	461 709	27,75
	2 905 000	20,36 $	8,46	733 480	25,99 $

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains employés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au deuxième trimestre de 2009 à l'égard de ce régime a été de 1,5 million de dollars (1,4 million de dollars au deuxième trimestre de 2008). Au 30 juin 2009, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 12,0 millions de dollars (18,4 millions de dollars au 31 décembre 2008).

8. RÉSULTAT PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008
Numérateur :				
Numérateur du résultat de base par part	**36 862 $**	32 911 $	**74 397 $**	70 490 $
Numérateur du résultat dilué par part	**37 104 $**	33 156 $	**74 879 $**	70 995 $
Dénominateur :				
Nombre moyen pondéré de parts	**78 955**	67 382	**77 288**	66 223
Instruments de capitaux propres dilutifs[1]	**1 007**	920	**959**	934
Dénominateur du résultat dilué par part	**79 962**	68 302	**78 247**	67 157
Résultat de base par part	**0,47 $**	0,49 $	**0,96 $**	1,06 $
Résultat dilué par part	**0,46 $**	0,49 $	**0,96 $**	1,06 $

[1] *Comprend les options, les débentures convertibles et les bons de souscription.*

9. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation, comme suit :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008[1]	**2009**	2008[1]
Débiteurs	**43 172 $**	(7 874) $	**65 938 $**	1 065 $
Stocks	**629**	709	**269**	-
Autres actifs à court terme[2]	**(239)**	(4 655)	**(176)**	(3 683)
Créditeurs et charges à payer	**(27 214)**	12 577	**(80 681)**	(874)
Dépôts des clients	**5 592**	6 022	**9 515**	(354)
Produits constatés d'avance	**184**	459	**456**	1 059
Autres passifs à court terme	**3 405**	14 059	**(5 163)**	9 588
	25 529	21 297	**(9 842)**	6 801
Ajouter : augmentation (diminution) des coûts en capital à payer	**(4 913)**	7 347	**4 284**	3 796
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**20 616 $**	28 644 $	**(5 558) $**	10 597 $

[1] Certains postes peuvent ne pas correspondre à la variation nette indiquée au bilan consolidé en raison d'une acquisition.

[2] Exclut un billet à recevoir de 6,5 millions de dollars inclus dans les activités d'investissement en 2008.

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008
Intérêts payés	**7 038 $**	7 151 $	**14 719 $**	12 393 $
Impôts sur les bénéfices payés	**125 $**	7 $	**128 $**	325 $

10. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Les coûts des régimes à prestations déterminées sont fondés sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de la croissance des salaires, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs. AltaGas a rajusté le passif actuariel de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008
Régime de retraite à cotisations déterminées	**602 $**	253 $	**1 168 $**	774 $
Régime de retraite à prestations déterminées	**275**	174	**445**	399
Régime de retraite complémentaire des dirigeants	**294**	291	**589**	500
	1 171 $	718 $	**2 202 $**	1 673 $

11. OPÉRATION NON MONÉTAIRE

Au premier trimestre de 2009, AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas lui ont servi à réduire les coûts engagés pour se conformer au Alberta's Specified Gas Emitters Regulation en 2009.

12. PASSIF ÉVENTUEL

La centrale Sundance 4 a subi à la mi-décembre 2008 une panne attribuable au bris d'un ventilateur à tirage induit. La panne a réduit la capacité de production d'électricité de 50 %. L'exploitant de la centrale a informé AltaGas que, d'après les modalités de l'EAE, il estime qu'il s'agit d'un cas de force majeure compte tenu des fortes répercussions de l'incident et de la faible probabilité qu'il se produise. S'il s'agissait d'un cas de force majeure, l'incidence financière pour AltaGas se traduirait par une charge imputée au bénéfice d'exploitation pouvant atteindre 7,5 millions de dollars. La direction d'AltaGas considère qu'il ne s'agit pas d'un cas de force majeure. Par le passé, les bris mécaniques ont été traités comme des questions d'entretien plutôt que comme des cas de force majeure. Par conséquent, la Fiducie n'a pas constaté de charge à cet égard dans les états financiers.

13. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

14. ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

En juillet 2009, AltaGas a acquis d'autres actions ordinaires de Magma Energy Corp. (Magma) qui a lancé son premier appel public à l'épargne à la Bourse de Toronto. AltaGas a acquis les actions ordinaires de Magma en contrepartie de 6,2 millions de dollars et a maintenu une participation d'environ 5 % dans Magma.

15. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Extraction et transport	-	usines de traitement des LGN et d'extraction de l'éthane et gazoducs de transport de gaz naturel et de LGN;
Collecte et traitement sur place	-	réseaux de collecte de gaz naturel et installations de traitement;
Services énergétiques	-	services de consultation en énergie et vente de gaz naturel et d'électricité;
Production d'électricité	-	production d'électricité par des centrales alimentées au charbon et au gaz, conformément à des ententes d'achat d'électricité et d'autres contrats, des centrales électriques alimentées au gaz, des projets de production d'électricité au fil de l'eau et par éoliennes en développement;
Siège social	-	coûts liés à la prestation de services généraux et frais généraux de l'entreprise, placements dans des entités ouvertes et fermées, actifs de l'entreprise et incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Trimestre terminé le 30 juin 2009	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	**78 079 $**	**34 765 $**	**133 520 $**	**246 364 $**	**42 992 $**	**5 421 $**	**(14 784) $**	**279 993 $**
Pertes latentes sur gestion du risque	**–**	**–**	**–**	**–**	**–**	**5 904**	**–**	**5 904**
Coût des produits vendus	**(35 656)**	**(2 144)**	**(127 408)**	**(165 208)**	**(19 640)**	**–**	**13 239**	**(171 609)**
Charges d'exploitation et d'administration	**(14 336)**	**(23 895)**	**(3 085)**	**(41 316)**	**(1 565)**	**(9 512)**	**1 545**	**(50 848)**
Amortissement	**(7 489)**	**(7 286)**	**(444)**	**(15 219)**	**(2 163)**	**(633)**	**–**	**(18 015)**
Gain de change	**–**	**–**	**–**	**–**	**–**	**186**	**–**	**186**
Intérêts débiteurs	**–**	**–**	**–**	**–**	**–**	**(7 952)**	**–**	**(7 952)**
Bénéfice avant impôts sur les bénéfices	**20 598 $**	**1 440 $**	**2 583 $**	**24 621 $**	**19 624 $**	**(6 586) $**	**– $**	**37 659 $**
Acquisitions nettes :								
Immobilisations[1]	**6 237 $**	**2 219 $**	**3 948 $**	**12 404 $**	**45 625 $**	**806 $**	**– $**	**58 835 $**
Placement à long terme et autres actifs[2]	**–**	**–**	**–**	**–**	**276**	**297**	**–**	**573**
Écart d'acquisition	**143 725 $**	**115 $**	**– $**	**143 840 $**	**– $**	**– $**	**– $**	**143 840 $**
Actifs sectoriels	**1 025 971 $**	**489 996 $**	**124 147 $**	**1 640 114 $**	**321 864 $**	**290 977 $**	**– $**	**2 252 955 $**

[1] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 4 653 $.*
[2] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 573 $.*

Semestre terminé le 30 juin 2009	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	**175 641 $**	**69 826 $**	**318 644 $**	**564 111 $**	**92 286 $**	**5 992 $**	**(28 474) $**	**633 915 $**
Gain latent sur gestion du risque	**–**	**–**	**–**	**–**	**–**	**6 539**	**–**	**6 539**
Coût des produits vendus	**(88 629)**	**(3 810)**	**(306 459)**	**(398 898)**	**(41 396)**	**–**	**26 275**	**(414 019)**
Charges d'exploitation et d'administration	**(29 003)**	**(46 837)**	**(6 175)**	**(82 015)**	**(3 030)**	**(18 000)**	**2 199**	**(100 846)**
Amortissement	**(14 703)**	**(14 561)**	**(888)**	**(30 152)**	**(4 154)**	**(1 259)**	**–**	**(35 565)**
Gain de change	**–**	**–**	**–**	**–**	**–**	**337**	**–**	**337**
Intérêts débiteurs	**–**	**–**	**–**	**–**	**–**	**(13 656)**	**–**	**(13 656)**
Bénéfice (perte) avant impôts sur les bénéfices	**43 306 $**	**4 618 $**	**5 122 $**	**53 046 $**	**43 706 $**	**(20 047) $**	**– $**	**76 705 $**
Acquisitions nettes :								
Immobilisations[1]	**12 292 $**	**4 600 $**	**8 163 $**	**25 055 $**	**57 571 $**	**1 972 $**	**– $**	**84 598 $**
Placement à long terme et autres actifs[2]	**–**	**–**	**–**	**–**	**9 935**	**891**	**– $**	**10 826**
Écart d'acquisition	**143 725 $**	**115 $**	**– $**	**143 840 $**	**– $**	**– $**	**– $**	**143 840 $**
Actifs sectoriels	**1 025 971 $**	**489 996 $**	**124 147 $**	**1 640 114 $**	**321 864 $**	**290 977 $**	**– $**	**2 252 955**

[1] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 3 946 $.*
[2] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 826 $.*

Trimestre terminé le 30 juin 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	111 243 $	43 621 $	294 900 $	449 764 $	58 071 $	149 $	(18 003) $	489 981 $
Gains latents sur gestion du risque	–	–	–	–	–	(2 896)	–	(2 896)
Coût des produits vendus	(67 109)	(3 057)	(291 911)	(362 077)	(26 231)	–	18 508	(369 800)
Charges d'exploitation et d'administration	(18 318)	(27 819)	(3 423)	(49 560)	(545)	(12 895)	(505)	(63 505)
Amortissement	(6 869)	(6 992)	(523)	(14 384)	(1 895)	(545)	–	(16 824)
Gain de change	–	–	–	–	–	58	–	58
Intérêts débiteurs	–	–	–	–	–	(6 318)	–	(6 318)
Bénéfice (perte) avant impôts sur les bénéfices	18 947 $	5 753 $	(957) $	23 743 $	29 400 $	(22 447) $	– $	30 696 $
Acquisitions (réductions) nettes :								
Immobilisations[1]	9 719 $	7 714 $	593 $	18 026 $	(957) $	202 $	– $	17 271 $
Écart d'acquisition	124 361 $	215 $	– $	124 576 $	– $	– $	– $	124 576 $
Actifs sectoriels	1 028 972 $	557 365 $	121 747 $	1 708 084 $	196 561 $	164 519 $	– $	2 069 164 $

[1] Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 15 274 $.

[2] Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 399 $.

Semestre terminé le 30 juin 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	220 203 $	77 974 $	561 034 $	859 211 $	109 705 $	1 510 $	(36 622) $	933 804 $
Gain latent sur gestion du risque	–	–	–	–	–	(2 268)	–	(2 268)
Coût des produits vendus	(130 521)	(5 804)	(554 615)	(690 940)	(49 434)	–	36 871	(703 503)
Charges d'exploitation et d'administration	(32 967)	(48 247)	(6 510)	(87 724)	(1 196)	(21 538)	(249)	(110 707)
Amortissement	(13 077)	(13 848)	(1 050)	(27 975)	(3 733)	(1 117)	–	(32 825)
Gain de change	–	–	–	–	–	113	–	113
Intérêts débiteurs	–	–	–	–	–	(13 317)	–	(13 317)
Bénéfice (perte) avant impôts sur les bénéfices	43 638 $	10 075 $	(1 141) $	52 572 $	55 342 $	(36 617) $	– $	71 297 $
Acquisitions nettes :								
Immobilisations[1]	572 138 $	36 179 $	1 655 $	609 972 $	54 296 $	835 $	– $	665 103 $
Ententes, contrats et relations de services énergétiques	66 000 $	– $	– $	66 000 $	18 000 $	– $	– $	84 000 $
Placement à long terme et autres actifs[2]	–	–	–	–	4 861 $	(46 935) $	– $	(42 074) $
Écart d'acquisition	124 361 $	215 $	– $	124 576 $	– $	– $	– $	124 576 $
Actifs sectoriels	1 028 972 $	557 365 $	121 747 $	1 708 084 $	196 561 $	164 519 $	– $	2 069 164 $

[1] Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 580 870 $.

[2] Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 303 079 $.

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 30 juin 2009 et pour le trimestre et le semestre terminés à cette date, en regard du trimestre et du semestre terminés le 30 juin 2008. Le présent rapport de gestion, daté du 5 août 2009, doit être lu avec les états financiers consolidés intermédiaires non vérifiés de la Fiducie et les notes y afférentes au 30 juin 2009 et pour le trimestre et le semestre terminés à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2008.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Les énoncés prospectifs se retrouvent précisément sous les rubriques «Perspectives consolidées», «Projets d'investissement», «Perspectives du secteur du gaz», «Perspectives du secteur Production d'électricité» et «Perspectives du secteur Siège social».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs fondés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou de l'un de ses secteurs et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux énoncés ci-dessus; en outre, les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Le lecteur ne doit pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers consolidés annuels, la notice annuelle, la circulaire d'information et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie sont aussi disponibles dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership et Taylor NGL Limited Partnership (Taylor), ainsi qu'AltaGas Energy Limited Partnership et ECNG Energy L.P. (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des

participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. offre tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

RÉSULTATS FINANCIERS CONSOLIDÉS (non vérifié) (en millions de dollars)	Trimestres terminés les 30 juin 2009	2008	Semestres terminés les 30 juin 2009	2008
Produits	**285,8**	487,1	**640,4**	931,5
Gain latent (perte latente) sur gestion du risque	**5,9**	(2,9)	**6,5**	(2,3)
Produits nets[1]	**114,3**	117,3	**226,4**	228,0
BAIIA[1]	**63,5**	53,7	**125,6**	117,3
BAIIA avant gain latent (perte latente) sur gestion du risque[1]	**57,6**	56,6	**119,1**	119,6
Bénéfice d'exploitation[1]	**45,5**	36,9	**90,0**	84,5
Bénéfice d'exploitation avant gain latent (perte latente) sur gestion du risque[1]	**39,6**	39,8	**83,5**	86,8
Bénéfice net	**36,9**	32,9	**74,4**	70,5
Bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts[1]	**32,3**	34,4	**69,3**	71,8
Bénéfice net avant impôts[1]	**37,7**	30,7	**76,7**	71,2
Total de l'actif	**2 253,0**	2 069,2	**2 253,0**	2 069,2
Total du passif à long terme	**966,5**	784,6	**966,5**	784,6
Acquisitions d'immobilisations, montant net	**58,8**	17,2	**84,6**	671,2
Distributions déclarées[2]	**42,7**	35,7	**83,9**	70,3
Flux de trésorerie				
Flux de trésorerie d'exploitation	**66,7**	79,1	**97,4**	117,2
Liquidités provenant de l'exploitation[1]	**46,1**	50,6	**103,1**	106,8

(en dollars par part)	Trimestres terminés les 30 juin 2009	2008	Semestres terminés les 30 juin 2009	2008
BAIIA[1]	**0,80**	0,80	**1,63**	1,77
BAIIA avant gain latent (perte latente) sur gestion du risque[1]	**0,73**	0,84	**1,54**	1,81
Bénéfice net – de base	**0,47**	0,49	**0,96**	1,06
Bénéfice net – dilué	**0,46**	0,49	**0,96**	1,06
Bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts[1]	**0,41**	0,51	**0,90**	1,08
Bénéfice net avant impôts[1]	**0,48**	0,46	**0,99**	1,08
Distributions déclarées[2]	**0,54**	0,525	**1,08**	1,05
Flux de trésorerie				
Flux de trésorerie d'exploitation	**0,84**	1,17	**1,26**	1,77
Liquidités provenant de l'exploitation[1]	**0,58**	0,75	**1,33**	1,61
Parts en circulation – de base (en millions)				
Au cours de la période[3]	**79,0**	67,4	**77,3**	66,2
À la fin de la période	**79,2**	70,9	**79,2**	70,9

1 *Mesures non conformes aux PCGR; se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2 *Distributions mensuelles déclarées de 0,18 $ la part depuis août 2008. De janvier 2008 à juillet 2008, des distributions mensuelles de 0,175 $ la part ont été déclarées.*

3 *Moyenne pondérée.*

REVUE FINANCIÈRE CONSOLIDÉE

Trimestres terminés les 30 juin

Le bénéfice net pour le trimestre terminé le 30 juin 2009 a atteint 36,9 millions de dollars, soit 10 % de plus que les 32,9 millions de dollars déclarés pour le trimestre correspondant de l'exercice 2008. Le bénéfice net de 0,47 $ la part de base pour le trimestre considéré a été inférieur au bénéfice net de 0,49 $ la part de base du trimestre correspondant de 2008, essentiellement en raison du placement de titres de participation de février 2009 et de juin 2008. Au cours du trimestre, le secteur du gaz s'est bien comporté en dépit de la baisse des prix des marchandises et du ralentissement des activités de forage dans le bassin sédimentaire de l'Ouest canadien (BSOC). Le secteur Production d'électricité a affiché des résultats plus faibles découlant du recul des produits des ventes aux prix d'électricité au comptant, mais a tiré profit des prix couverts qui étaient considérablement plus élevés que les prix au comptant. Les gains latents, le revenu des placements à court terme et la baisse des charges d'administration comptabilisés par le secteur Siège social ont favorisé les bénéfices comparativement à une perte d'exploitation enregistrée au trimestre correspondant de l'exercice précédent. La Fiducie a également déclaré une hausse des intérêts débiteurs qui découle du financement par capitaux d'emprunt à terme lancé par la Fiducie au cours du premier semestre de 2009 et qui a remplacé la dette à court terme, laquelle était assortie de taux d'intérêt effectifs moins élevés. La charge d'impôts a été plus élevée au deuxième trimestre de 2009 par rapport au trimestre correspondant de 2008 en raison de l'impôt sur les gains latents déclarés dans le secteur Siège social.

Le bénéfice d'exploitation du secteur du gaz a été de 24,6 millions de dollars pour le deuxième trimestre de 2009, en regard de 23,7 millions de dollars au trimestre correspondant de 2008. Les résultats sont demeurés relativement stables malgré la conjoncture économique difficile qui prévaut dans le secteur du gaz. La progression du bénéfice d'exploitation s'explique par l'absence d'arrêts importants liés à l'entretien contrairement au deuxième trimestre de 2008, où le secteur du gaz avait alors affiché une baisse du bénéfice d'exploitation de 4,9 millions de dollars attribuable aux arrêts liés à l'entretien. Le bénéfice d'exploitation s'est aussi accru en raison d'un rajustement du passif des Services énergétiques liés aux opérations sur le gaz naturel, de l'augmentation des volumes d'extraction traités et de la hausse des volumes de transport contractuels. Ces augmentations ont été en partie contrebalancées par une baisse du débit dans presque tous les segments du secteur Collecte et traitement sur place et une diminution des différentiels de fractionnement de LGN.

Pour le deuxième trimestre de 2009, le bénéfice d'exploitation du secteur Production d'électricité a été de 19,6 millions de dollars, contre 29,4 millions de dollars au deuxième trimestre de 2008. Le bénéfice d'exploitation a reculé en raison du creux historique des prix au comptant comparativement au deuxième trimestre de 2008 alors que les prix d'électricité avaient atteint des sommets historiques, de la montée des volumes d'électricité vendus aux prix au comptant et du recul de la contribution provenant des centrales de pointe alimentées au gaz. Le secteur Production d'électricité a profité des opérations de couverture à taux fixe, lesquelles ont été plus élevées que les prix d'électricité au comptant pendant le trimestre, ainsi que d'une baisse des coûts de conformité environnementale.

Les produits nets consolidés pour le trimestre terminé le 30 juin 2009 se sont établis à 114,3 millions de dollars, alors qu'ils ont atteint 117,3 millions de dollars au cours du trimestre correspondant de 2008. Dans le secteur du gaz, les produits nets ont diminué en raison de la baisse des prix des marchandises au comptant, du recul du débit inférieur dans la plupart des segments du secteur Collecte et traitement sur place et du fléchissement des recouvrements des charges d'exploitation. Ces diminutions ont été partiellement compensées par le rajustement du passif des Services énergétiques, la hausse des volumes d'extraction et l'augmentation des volumes de transport contractuels. Dans le secteur Production d'électricité, la baisse des produits nets attribuable au recul des produits de la vente d'électricité aux prix au comptant a été en partie compensée par la vigueur des prix de couverture et la diminution des coûts. Le secteur Siège social a affiché une hausse des produits nets découlant des gains latents et du revenu des placements à court terme.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2009 ont été de 50,8 millions de dollars, en baisse comparativement à 63,4 millions de dollars pour le trimestre correspondant de 2008. Cette baisse a été attribuable à l'absence d'arrêts liés à l'entretien au deuxième trimestre de 2009 comparativement au deuxième trimestre de 2008 au cours duquel ont été comptabilisées des charges d'administration d'environ 6,0 millions de dollars, une

charge de 2,6 millions de dollars au titre des coûts de développement de projets au deuxième trimestre de 2008 et une baisse des charges d'administration s'expliquant par les mesures de contrôle des coûts du secteur Siège social. Ces baisses ont été contrebalancées par une montée des coûts engagés en vue d'appuyer les initiatives de croissance de la Fiducie dans les secteurs du gaz et Production d'électricité.

La dotation aux amortissements du deuxième trimestre de 2009 s'est fixée à 18,0 millions de dollars, par rapport à 16,8 millions de dollars pour le trimestre correspondant de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités d'acquisition et de construction.

Les intérêts débiteurs pour le deuxième trimestre de 2009 se sont établis à 8,0 millions de dollars, comparativement à 6,3 millions de dollars pour le trimestre correspondant de 2008. Cette hausse découle de l'augmentation du taux d'emprunt moyen attribuable à l'émission de billets à moyen terme pour un capital de 200 millions de dollars en avril 2009 à un taux nominal de 7,42 %. La hausse des taux d'intérêt a été en partie compensée par une réduction du solde d'endettement moyen qui a atteint 590,6 millions de dollars, en regard de 615,9 millions de dollars pour la période correspondante de 2008. Le taux d'emprunt moyen a été de 6,2 % pour le deuxième trimestre de 2009, comparativement à 4,6 % pour le deuxième trimestre de 2008.

Au deuxième trimestre de 2009, la charge d'impôts s'est élevée à 0,8 million de dollars, par rapport à un recouvrement d'impôts de 2,2 millions de dollars pour la période correspondante de 2008. Cette augmentation s'explique essentiellement par l'incidence fiscale des gains latents sur les contrats de gestion du risque.

Semestres terminés les 30 juin

Le bénéfice net pour le semestre terminé le 30 juin 2009 s'est établi à 74,4 millions de dollars, en hausse par rapport à 70,5 millions de dollars à la période correspondante de 2008. Le bénéfice net a atteint 0,96 $ la part de base pour le premier semestre de 2009, en baisse par rapport à la période correspondante de l'exercice précédent, contre 1,06 $ la part de base en raison surtout du placement de titres de participation de février 2009 et de juin 2008. Au cours du premier semestre de 2009, le secteur du gaz a bien fait malgré le recul des prix des marchandises et la diminution de l'activité de forage dans le BSOC. Le secteur Production d'électricité a annoncé de moins bons résultats, surtout en raison de la baisse des produits des ventes aux prix d'électricité au comptant comparativement à la période correspondante de l'exercice précédent, mais a profité de la vigueur des prix couverts et de coûts moins élevés. Les gains latents et la diminution des charges d'administration enregistrés au cours du premier semestre de 2009 dans le secteur Siège social ont entraîné une baisse de la perte d'exploitation comparativement à la période correspondante de l'exercice précédent. La Fiducie a comptabilisé des intérêts débiteurs légèrement plus élevés au cours du premier semestre de 2009 en comparaison avec la période correspondante de 2008 en raison de la hausse des taux d'intérêt, qui ont été en partie compensés par la baisse de soldes d'endettement moyens. La charge d'impôts plus élevée pour le semestre terminé le 30 juin 2009 par rapport à la période correspondante de 2008 a découlé de l'augmentation des impôts sur les gains latents, en partie compensée par la baisse du bénéfice imposable.

Le bénéfice d'exploitation du secteur du gaz s'est établi à 53,0 millions de dollars pour le premier semestre de 2009, comparativement à 52,6 millions de dollars pour la période correspondante de 2008. Les résultats sont demeurés relativement stables malgré la conjoncture économique difficile à laquelle doit faire face le secteur du gaz. Le bénéfice d'exploitation a augmenté en raison surtout de l'absence d'arrêts liés à l'entretien au cours du premier semestre de 2009, du rajustement du passif des Services énergétiques, de la hausse des volumes d'extraction traités et de la progression des volumes contractuels du segment transport. Ces hausses ont été en partie contrebalancées par le fléchissement du débit dans la plupart des segments Collecte et traitement sur place, ainsi que le recul des différentiels de fractionnement de LGN obtenus sur les volumes non couverts.

Le bénéfice d'exploitation du secteur Production d'électricité pour la première moitié de 2009 a été de 43,7 millions de dollars, en regard de 55,3 millions de dollars pour la période correspondante de 2008. La réduction du bénéfice d'exploitation, attribuable au recul des produits des ventes aux prix de l'électricité au comptant, a été partiellement compensée par la vigueur des prix couverts et la baisse des charges.

La perte d'exploitation engagée par le secteur Siège social a diminué en raison principalement de la hausse des gains latents, de l'absence de charges non récurrentes, contrairement aux coûts de développement de projets qui avaient totalisé 2,6 millions de dollars au deuxième trimestre de 2008, et à la baisse des charges d'administration attribuable essentiellement aux mesures de contrôle des coûts lancées à la fin de 2008.

Les produits nets consolidés pour le semestre terminé le 30 juin 2009 se sont établis à 226,4 millions de dollars, alors qu'ils ont atteint 228,0 millions de dollars au cours de la période correspondante de 2008. Dans le secteur du gaz, le recul des produits nets s'explique par la diminution du débit dans la plupart des segments du secteur Collecte et traitement sur place, la baisse des prix des marchandises au comptant et le fléchissement des recouvrements des charges d'exploitation, en partie compensés par des rajustements au passif des Services énergétiques, une hausse des volumes d'extraction et la progression des volumes de transport contractuels. Dans le secteur Production d'électricité, la baisse des produits nets, attribuable au recul des produits de la vente d'électricité aux prix de l'électricité au comptant, a été en partie compensée par la vigueur des prix couverts et la diminution des coûts. Le secteur Siège social a déclaré une montée des produits nets qui a découlé des gains latents et du revenu des placements à court terme.

Les charges d'exploitation et d'administration pour le semestre terminé le 30 juin 2009 ont été de 100,8 millions de dollars, en baisse par rapport à 110,6 millions de dollars pour la période correspondante de 2008. Cette baisse découle essentiellement de l'absence d'arrêts liés à l'entretien, contrairement à la période correspondante de l'exercice précédent au cours de laquelle des coûts totalisant 6,0 millions de dollars associés aux arrêts liés à l'entretien ont été comptabilisés. La baisse est également attribuable à une charge de 2,6 millions de dollars au titre des coûts de développement de projets engagés au cours de la période correspondante de 2008. En outre, les mesures de contrôle des coûts ont entraîné un repli des charges d'administration. Ces diminutions ont été en partie contrebalancées par les coûts différentiels associés à l'ajout de nouveaux actifs et de nouvelles activités acquis par la Fiducie au cours du deuxième semestre de 2008.

La dotation aux amortissements du semestre terminé le 30 juin 2009 s'est établie à 35,6 millions de dollars, contre 32,8 millions de dollars pour la période correspondante de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités d'acquisition et de construction.

Les intérêts débiteurs pour le semestre terminé le 30 juin 2009 ont été de 13,6 millions de dollars par rapport à 13,3 millions de dollars pour la période correspondante de l'exercice précédent. Cette hausse a découlé d'un taux d'emprunt moyen plus élevé, en partie contrebalancé par la réduction des soldes d'endettement moyens totalisant 579,6 millions de dollars, en regard de 596,6 millions de dollars pour la période correspondante de 2008. Le taux d'emprunt moyen a été de 5,4 % pour le premier semestre de 2009, comparativement à 4,9 % pour le premier semestre de 2008.

Au premier semestre de 2009, la charge d'impôts s'est élevée à 2,3 millions de dollars, par rapport à 0,8 million de dollars pour la période correspondante de 2008. Cette augmentation s'explique par l'incidence fiscale des contrats de gestion du risque, en partie compensée par la baisse du bénéfice assujetti à la provision d'impôt.

Perspective consolidée

AltaGas est bien positionnée pour dégager de nouveau des résultats solides en 2009, malgré la conjoncture économique difficile. La majeure partie des bénéfices de la Fiducie provient de contrats à long terme fondés sur la rémunération au service, le coût du service ou le volume minimal. Comme la Fiducie est exposée aux différentiels de fractionnement de LGN et aux prix de l'électricité en Alberta, elle s'est donné une stratégie rigoureuse de couverture qui atténue l'incidence du différentiel de fractionnement de LGN et de la volatilité du prix de l'électricité. Pour le reste de 2009, les deux tiers de LGN et les volumes d'électricité exposés aux prix au comptant ont été couverts à des prix semblables aux prix couverts de 2008. Pour 2010, environ 20 % des volumes exposés aux différentiels de fractionnement ont été couverts à environ 24 $/b, et environ 50 % des volumes d'électricité de l'Alberta ont été couverts à 77 $/MWh.

Dans le secteur du gaz, les résultats devraient être les mêmes en 2009 qu'en 2008, car les contributions aux produits découlant de projets d'investissement menés à terme et le moins grand nombre d'arrêts liés à l'entretien devraient compenser la faiblesse des prix des marchandises. La direction prévoit que les taux actuels d'activité de forage des producteurs demeureront inchangés jusqu'à l'automne 2009; cependant, la direction croit que les prix du gaz naturel pourraient s'améliorer légèrement, le manque de forage venant rétablir l'équilibre entre l'offre et la demande de gaz naturel en Amérique du Nord. Bien que cette situation constitue un défi à court terme pour le secteur Collecte et traitement sur place, AltaGas croit qu'elle est bien positionnée en vue de la reprise économique. AltaGas travaille de près avec ses clients afin de trouver des moyens d'optimiser la capacité de traitement du gaz en vue de réduire les coûts pour ses clients et de rationaliser la capacité de traitement dans ses segments d'exploitation. La Fiducie travaille également avec les producteurs à l'élaboration d'estimations d'ingénierie et d'études de faisabilité aux fins de l'agrandissement et du regroupement des centrales. Malgré les prix du gaz qui sont demeurés bas, la Fiducie accélère la planification en vue de tirer avantage de ces possibilités.

Le secteur du gaz prévoyait également tirer profit des projets d'investissement entrepris en 2008 visant à améliorer l'efficience des installations et le débit au complexe Harmattan, l'exploitation du projet de stockage de Sarnia et l'expansion du réseau de livraison d'éthylène (EDS), ainsi que des mesures pour accroître l'efficience à d'autres installations.

Les résultats du secteur Production d'électricité devraient diminuer en raison du prix au comptant à terme en vigueur pour l'électricité. Les prix moins élevés de l'électricité devraient être compensés en partie par le parc éolien de Bear Mountain, qui devrait entrer en exploitation en novembre 2009. Le secteur Production d'électricité devrait aussi tirer avantage des mesures prises en vue de réduire les coûts liés à l'environnement.

PROJETS D'INVESTISSEMENT

En 2009, des dépenses en immobilisations de quelque 300 millions de dollars sont prévues, notamment des dépenses engagées d'environ 255 millions de dollars. Les dépenses engagées de 240 millions de dollars se rapportent pour la plupart à l'achèvement de la construction du parc éolien de Bear Mountain. Les 60 millions de dollars restants non engagés sont principalement réservés à des projets de gaz naturel.

Compte tenu des projets faisant actuellement l'objet d'un examen, AltaGas prévoit que les dépenses en immobilisations de 2010 seront de quelque 200 millions de dollars, soit 80 % pour le secteur du gaz et 20 % pour les projets électriques. À ce jour, aucun engagement n'a été pris pour des projets d'investissement en 2010.

Projet de coproduction Harmattan

Le 6 juillet 2009, AltaGas a conclu un protocole d'entente («protocole») avec NOVA Chemicals Corporation (NOVA Chemicals). Ce protocole prévoit que les ententes définitives entre AltaGas et NOVA Chemicals seront d'une durée initiale de 20 ans, qu'AltaGas assurera la livraison de tous les produits de gaz liquides ou de gaz en coproduction selon la totalité du coût des services pour NOVA Chemicals et que toutes les dépenses en immobilisations et charges d'exploitation liées au projet proposé seront entièrement récupérées au moyen des tarifs exigés dans le cadre de l'exploitation normale. Le protocole est soumis aux conditions normales préalables, notamment la signature d'ententes définitives mutuellement satisfaisantes entre AltaGas et NOVA Chemicals, d'une décision favorable relativement à la demande liée au projet de coproduction Harmattan déposée par AltaGas, qui est actuellement à l'étude par l'Alberta Energy Resources Conservation Board (ERCB), et de l'approbation par les conseils d'administration d'AltaGas et de NOVA Chemicals.

Hydroélectricité

AltaGas élabore un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique. Le plus important de ces projets est celui de Forrest Kerr, d'une capacité de 195 MW, dans le nord-ouest de la Colombie-Britannique. En outre, AltaGas en est aux premiers stades du développement des projets au fil de l'eau de McLymont Creek (66 MW) et de Volcano Creek (16 MW). Ces trois projets ont été soumis à BC Hydro à la fin de 2008 dans le cadre de l'appel d'offres d'approvisionnement en électricité Clean Power Call.

À la fin de juillet 2009, la BC Utilities Commission (BCUC) a rejeté le plan d'acquisition d'énergie à long terme de BC Hydro, ce qui pourrait avoir une incidence sur le processus prévu de BC Hydro visant l'attribution de contrats. La direction continue d'étudier l'effet de cette décision et toutes les répercussions qu'elle pourrait avoir sur les projets soumis dans le cadre de l'appel d'offres Clean Power Call de BC Hydro.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement des mesures financières conformes aux PCGR sont présentées ci-après. Toutes ces mesures ont été calculées de manière uniforme selon l'information déjà publiée.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gain latent (perte latente) sur gestion du risque, bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets (non vérifié) (en millions de dollars)		Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
		2009	2008	**2009**	2008
Produits nets		**114,3**	117,3	**226,4**	228,0
Ajouter :	Coût des produits vendus	**171,5**	369,8	**414,0**	703,5
Produits (mesure financière conforme aux PCGR)		**285,8**	487,1	**640,4**	931,5

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation (non vérifié) (en millions de dollars)		Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
		2009	2008	**2009**	2008
Bénéfice d'exploitation		**45,5**	36,9	**90,0**	84,5
Ajouter (déduire) :	Intérêts débiteurs	**(8,0)**	(6,3)	**(13,6)**	(13,3)
	Gain de change	**0,2**	0,1	**0,3**	0,1
	(Charge) recouvrement d'impôts	**(0,8)**	2,2	**(2,3)**	(0,8)
Bénéfice net (mesure financière conforme aux PCGR)		**36,9**	32,9	**74,4**	70,5

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et l'amortissement.

BAIIA (non vérifié) (en millions de dollars)	Trimestres terminés les 30 juin **2009**	2008	Semestres terminés les 30 juin **2009**	2008
BAIIA	**63,5**	53,7	**125,6**	117,3
Ajouter (déduire) : Amortissement	**(18,0)**	(16,8)	**(35,6)**	(32,8)
Intérêts débiteurs	**(8,0)**	(6,3)	**(13,6)**	(13,3)
Gain de change	**0,2**	0,1	**0,3**	0,1
(Charge) recouvrement d'impôts	**(0,8)**	2,2	**(2,3)**	(0,8)
Bénéfice net (mesure financière conforme aux PCGR)	**36,9**	32,9	**74,4**	70,5

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gain latent (perte latente) sur gestion du risque (en millions de dollars)	Trimestres terminés les 30 juin **2009**	2008	Semestres terminés les 30 juin **2009**	2008
BAIIA avant gain latent (perte latente) sur gestion du risque	**57,6**	56,6	**119,1**	119,6
Ajouter (déduire) : Gain latent (perte latente) sur gestion du risque	**5,9**	(2,9)	**6,5**	(2,3)
Amortissement	**(18,0)**	(16,8)	**(35,6)**	(32,8)
Intérêts débiteurs	**(8,0)**	(6,3)	**(13,6)**	(13,3)
Gain de change	**0,2**	0,1	**0,3**	0,1
(Charge) recouvrement d'impôts	**(0,8)**	2,2	**(2,3)**	(0,8)
Bénéfice net (mesure financière conforme aux PCGR)	**36,9**	32,9	**74,4**	70,5

Le BAIIA avant gain latent (perte latente) sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gain latent (perte latente) sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte du gain latent (de la perte latente) découlant des activités de gestion du risque. Le BAIIA avant gain ou perte sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets rajustés pour tenir compte du gain latent (de la perte latente) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts (en millions de dollars)	Trimestres terminés les 30 juin **2009**	2008	Semestres terminés les 30 juin **2009**	2008
Bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts	**32,3**	34,5	**66,6**	71,8
Ajouter (déduire) : Gain latent (perte latente) sur gestion du risque	**5,9**	(2,9)	**6,5**	(2,3)
(Charge) recouvrement d'impôts sur gestion du risque	**(1,3)**	1,3	**1,3**	1,0
Bénéfice net (mesure financière conforme aux PCGR)	**36,9**	32,9	**74,4**	70,5

Le bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations non réalisées relatives aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par

conséquent, évalue le rendement de la Société avant de tenir compte du gain latent (de la perte latente) découlant des activités de gestion du risque. Le bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté en fonction du gain latent (de la perte latente) sur gestion du risque et de la charge d'impôts connexe.

Bénéfice net avant impôts	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Bénéfice net avant impôts	**37,7**	30,7	**76,7**	71,3
Ajouter (déduire) : (Charge) recouvrement d'impôts	**(0,8)**	2,2	**(2,3)**	(0,8)
Bénéfice net (mesure financière conforme aux PCGR)	**36,9**	32,9	**74,4**	70,5

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont assujettis aux impôts, qui peuvent changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté pour tenir compte de la charge ou du recouvrement d'impôts.

Liquidités provenant de l'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Liquidités provenant de l'exploitation	**46,1**	50,6	**103,1**	106,8
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie	**20,6**	28,6	**(5,6)**	10,6
Obligations liées à la mise hors service d'immobilisations réglées	**-**	(0,1)	**(0,1)**	(0,2)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**66,7**	79,1	**97,4**	117,2

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Gaz	**24,6**	23,7	**53,0**	52,6
Électricité	**19,6**	29,4	**43,7**	55,3
Siège social	**1,3**	(16,1)	**(6,7)**	(23,4)
	45,5	37,0	**90,0**	84,5

SECTEUR DU GAZ

Description des immobilisations liées au secteur Extraction et transport

Le secteur Extraction et transport comprend des participations dans six usines d'extraction d'éthane et de LGN, cinq gazoducs de transport de gaz naturel et trois gazoducs de transport de LGN.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**78,0**	111,2	**175,6**	220,2
Produits nets	**42,4**	44,1	**87,0**	89,7
Charges d'exploitation et d'administration	**14,3**	18,4	**29,0**	33,0
Dotation aux amortissements	**7,5**	6,9	**14,7**	13,1
Bénéfice d'exploitation	**20,6**	18,8	**43,3**	43,6

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008[4]
Capacité d'amenée de gaz traité (Mpi³/j)[1]	**798**	759	**840**	810
Volumes d'extraction d'éthane (b/j)[1]	**26 214**	23 796	**27 643**	25 882
Volumes d'extraction de LGN (b/j)[1]	**13 120**	11 539	**13 463**	12 402
Total des volumes d'extraction (b/j)[1]	**39 334**	35 335	**41 106**	38 284
Différentiels de fractionnement de LGN – réalisés ($/b)[1, 2]	**22,05**	27,61	**23,70**	26,88
Différentiels de fractionnement de LGN – prix au comptant moyen ($/b)[1]	**16,34**	30,22	**15,76**	29,59
Volumes transportés (Mpi³/j)[1, 3]	**345**	390	**347**	388

1 *Moyenne de la période.*

2 *AltaGas fait état d'un différentiel de fractionnement de LGN indicatif ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

3 *Exclut les volumes du gazoduc de LGN.*

4 *Exclut les volumes des actifs de Taylor des neuf premiers jours de 2008, compte tenu du moment choisi pour comptabiliser l'acquisition de Taylor.*

Analyse des écarts du secteur Extraction et transport

Trimestres terminés les 30 juin

Le bénéfice d'exploitation pour le deuxième trimestre de 2009 s'est élevé à 20,6 millions de dollars, contre 18,8 millions de dollars pour la période correspondante de 2008. Cette hausse est attribuable à la baisse des charges d'exploitation et à l'augmentation des volumes en raison de l'absence d'arrêts liés à l'entretien en 2009, à la progression des volumes traités découlant du programme d'immobilisations de 2008 au complexe Harmattan et à la montée des produits tirés du gazoduc Suffield. Ces augmentations ont été en partie contrebalancées par une baisse des différentiels de fractionnement de LGN réalisés et une hausse de l'amortissement liée à l'exploitation d'installations auparavant en construction.

La moyenne des volumes d'éthane et de LGN du secteur de l'extraction s'est accrue respectivement de 2 418 b/j et 1 581 b/j au deuxième trimestre de 2009 par rapport à la période correspondante de 2008, en raison de l'achèvement de projets qui ont produit environ 25 Mpi³/j de gaz naturel supplémentaire au complexe Harmattan, ainsi que de l'amélioration des volumes au complexe Harmattan et à l'usine d'extraction Younger au cours du trimestre à la suite des arrêts liés à l'entretien prévus au deuxième trimestre de 2008. Les volumes de gaz naturel transportés par le secteur du transport au cours du deuxième trimestre de 2009 ont reculé par rapport au trimestre correspondant de 2008 en raison de volumes moins importants ayant transité par le réseau Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le deuxième trimestre de 2009 se sont établis à 42,4 millions de dollars, comparativement à 44,1 millions de dollars pour le trimestre correspondant de 2008. Les produits nets ont diminué de 3,2 millions de dollars en raison de la baisse des différentiels de fractionnement de LGN et du montant de 1,8 million de dollars imputable à la baisse des recouvrements des charges d'exploitation. Ces baisses ont été en partie compensées par la hausse des produits nets de 0,5 million de dollars découlant de volumes plus élevés attribuables au programme d'investissement de 2008 au complexe Harmattan, un montant de 1,5 million de dollars associé à l'absence d'arrêts liés à l'entretien en 2009, la progression des produits fondés sur la rémunération au service de 0,6 million de dollars et d'autres produits de 0,7 million de dollars tirés du secteur du transport.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2009 se sont élevées à 14,3 millions de dollars, en regard de 18,4 millions de dollars pour le trimestre correspondant de 2008. Ce recul est essentiellement attribuable à la réduction des charges d'exploitation de 2,8 millions de dollars, dont 2,5 millions de dollars avaient été engagés au deuxième trimestre de 2008 au titre des arrêts liés à l'entretien. Les autres diminutions des charges d'exploitation ont résulté de la baisse des prix de l'électricité et du carburant, en partie contrebalancée par la hausse des charges d'administration.

La dotation aux amortissements s'est établie à 7,5 millions de dollars pour le deuxième trimestre de 2009, en regard de 6,9 millions de dollars pour le trimestre correspondant de 2008. L'accroissement est attribuable aux projets d'investissement mis en exploitation au cours du deuxième semestre de 2008.

Semestres terminés les 30 juin

Le bénéfice d'exploitation pour le premier semestre de 2009 s'est élevé à 43,3 millions de dollars, contre 43,6 millions de dollars pour la période correspondante de 2008. La légère diminution s'explique par une baisse des différentiels de fractionnement de LGN réalisés et une hausse de l'amortissement liée à l'exploitation d'installations auparavant en construction. Ces éléments ont été en partie contrebalancés par la progression des produits nets et par le recul des charges d'exploitation et l'absence d'arrêts liés à l'entretien en 2009, une amélioration des volumes d'extraction dégagés par le programme d'investissement de 2008 au complexe Harmattan et une hausse des produits résultant du gazoduc EDS amélioré et du gazoduc Suffield.

Les volumes moyens d'éthane et de LGN du secteur de l'extraction se sont accrus respectivement de 1 761 b/j et 1 061 b/j au premier semestre de 2009 par rapport à la même période de 2008, en raison de l'achèvement de projets qui ont produit 25 Mpi³/j de gaz naturel supplémentaire au complexe Harmattan, ainsi que de l'amélioration des volumes traités aux usines d'extraction du complexe Harmattan et de Younger au cours du premier semestre de 2009, attribuables aux arrêts liés à l'entretien prévus à la même période de l'exercice précédent. Ces augmentations ont été en partie neutralisées par la compression intermittente de la capacité d'amenée du gaz naturel des autres usines d'extraction pour contrer la baisse des différentiels de fractionnement au début de 2009. Les volumes de gaz naturel transportés par le secteur du transport au cours du premier semestre de 2009 ont reculé par rapport à la période correspondante de 2008 en raison de volumes moins importants ayant transité par le réseau Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le premier semestre de 2009 se sont établis à 87,0 millions de dollars, comparativement à 89,7 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué de 5,3 millions de dollars en raison de la baisse des différentiels de fractionnement de LGN réalisés et du montant de 2,9 millions de dollars imputable à la baisse du recouvrement des charges d'exploitation. Ces éléments ont été en partie contrebalancés de 2,8 millions de dollars par une amélioration des volumes d'extraction dégagés par le programme d'investissement de 2008 au complexe Harmattan et une hausse des produits nets de 1,5 million de dollars et l'absence d'arrêts liés à l'entretien en 2009. Les activités de transport ont généré des produits nets supplémentaires de 1,8 million de dollars, attribuables à des contrats d'achat ferme et à la baisse des produits constatés d'avance.

Les charges d'exploitation et d'administration pour le premier semestre de 2009 se sont élevées à 29,0 millions de dollars, en regard de 33,0 millions de dollars pour la période correspondante de 2008. Le recul est essentiellement imputable à la réduction des charges d'exploitation de 3,0 millions de dollars, dont une tranche de 2,5 millions de dollars a été engagée au deuxième trimestre de 2008 au titre des coûts des travaux d'entretien. Les autres réductions découlaient de la baisse du prix de l'électricité et du combustible, contrebalancée en partie par la progression des charges d'administration.

La dotation aux amortissements s'est établie à 14,7 millions de dollars pour le premier semestre de 2009, en regard de 13,1 millions de dollars pour la période correspondante de 2008. L'accroissement est attribuable aux projets d'investissement mis en exploitation au cours du deuxième semestre de 2008.

Description des immobilisations liées au secteur Collecte et traitement sur place
Le secteur Collecte et traitement sur place collecte et traite le gaz naturel provenant des puits détenus par des producteurs de l'Ouest canadien et assure la livraison de gaz de qualité propre à la vente à des réseaux de gazoducs en aval qui alimentent les marchés des sociétés de gaz naturel en Amérique du Nord. AltaGas exploite des usines en Alberta, en Saskatchewan et en Colombie-Britannique qui ont une capacité de traitement combinée d'environ 1,2 gpc/j.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**34,7**	43,6	**69,8**	78,0
Produits nets	**32,6**	40,6	**66,0**	72,2
Charges d'exploitation et d'administration	**23,9**	27,8	**46,8**	48,2
Dotation aux amortissements	**7,3**	7,0	**14,6**	13,9
Bénéfice d'exploitation	**1,4**	5,8	**4,6**	10,1

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008[3]
Capacité (Mpi³/j)[1]	**1 172**	1 178	**1 172**	1 178
Débit (Mpi³/j bruts)[2]	**475**	554	**478**	549
Utilisation de la capacité (%)[2]	**41**	47	**41**	47
Participation directe moyenne (%)[1]	**94**	90	**94**	90

1 *À la fin de la période considérée.*
2 *Moyenne de la période.*
3 *Exclut les volumes des neuf premiers jours de 2008, compte tenu du moment choisi pour comptabiliser l'acquisition de Taylor.*

Analyse des écarts du secteur Collecte et traitement sur place
Trimestres terminés les 30 juin
Le bénéfice d'exploitation pour le deuxième trimestre de 2009 s'est élevé à 1,4 million de dollars, contre 5,8 millions de dollars pour le trimestre correspondant de 2008. L'augmentation de 0,4 million de dollars du bénéfice d'exploitation découle de la hausse des taux et des volumes et a été considérablement neutralisée par l'incidence de la diminution d'environ 4,0 millions de dollars des volumes traités dans les usines et autres revenus tirés des installations. Le bénéfice d'exploitation a également reculé de 0,5 million de dollars en raison des arrêts prévus et imprévus et de 0,5 million de dollars supplémentaires, du fait de la hausse des charges d'administration et de la dotation aux amortissements.

La capacité a légèrement régressé en raison des changements apportés aux licences relatives aux installations actuelles du secteur Collecte et traitement sur place de la Fiducie. L'utilisation constatée au deuxième trimestre de 2009 a été de 41 %, par rapport à 47 % au deuxième trimestre de 2008, surtout en raison du ralentissement du débit de la plupart des installations.

Au deuxième trimestre de 2009, le débit a atteint en moyenne 475 Mpi^3/j, comparativement à 554 Mpi^3/j au deuxième trimestre de 2008. Selon les estimations, la baisse de 14 %, ou 79 Mpi^3/j, est principalement attribuable au repli de l'activité des producteurs et à l'interruption, par les producteurs, de la production de gaz en raison des prix des marchandises (73 % du recul), des arrêts prévus et imprévus (15 %) et de la cession d'installations détenues en 2008 (11 %). Dans l'Ouest canadien, l'activité de forage liée au gaz naturel a considérablement ralenti, étant donné que le nombre de puits de gaz achevés a diminué de 49 % au deuxième trimestre de 2009 par rapport à la période correspondante de l'exercice précédent.

Au deuxième trimestre de 2009, les produits nets du secteur Collecte et traitement sur place se sont établis à 32,6 millions de dollars, contre 40,6 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué d'environ 4,0 millions de dollars, compte tenu de la baisse des tarifs attribuable aux recouvrements des charges d'exploitation et d'un montant de 4,0 millions de dollars imputable à la baisse des volumes traités et autres revenus.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2009 se sont élevées à 23,9 millions de dollars, en regard de 27,8 millions de dollars pour le trimestre correspondant de 2008. La diminution résultait principalement d'un important arrêt lié à l'entretien au deuxième trimestre de 2008 dont les coûts ont atteint 3,5 millions de dollars.

La dotation aux amortissements pour le secteur Collecte et traitement sur place s'est fixée à 7,3 millions de dollars pour le deuxième trimestre de 2009, comparativement à 7,0 millions de dollars pour la période correspondante de 2008.

Semestres terminés les 30 juin

Le bénéfice d'exploitation pour le premier semestre de 2009 s'est élevé à 4,6 millions de dollars, contre 10,1 millions de dollars pour la période correspondante de 2008. Le bénéfice d'exploitation s'est accru d'environ 2,1 millions de dollars en raison de l'augmentation des taux, d'environ 1,3 million de dollars lié à la progression des volumes dans certaines centrales et d'environ 0,4 million de dollars imputable à la baisse des charges d'exploitation; ces montants ont été considérablement contrebalancés par l'incidence de la baisse des volumes traités et autres revenus d'environ 5,0 millions de dollars, des arrêts prévus et imprévus de 2,4 millions de dollars et de la montée des charges d'administration et de la dotation aux amortissements de 1,4 million de dollars.

La capacité a légèrement régressé en raison des changements apportés aux licences relatives aux installations actuelles du secteur Collecte et traitement sur place de la Fiducie. L'utilisation constatée au premier semestre de 2009 a été de 41 %, par rapport à 47 % pour la période correspondante de 2008, surtout en raison du ralentissement du débit de la plupart des installations. Plusieurs clients d'AltaGas ont réagi à la faiblesse du prix du gaz naturel en interrompant temporairement la production dans certaines installations.

Au cours du premier semestre de 2009, le débit a atteint en moyenne 478 Mpi^3/j, comparativement à 549 Mpi^3/j pour la période correspondante de 2008. La diminution de 13 % était en grande partie attribuable au repli de l'activité des producteurs, à l'interruption de la production de gaz par les producteurs en raison des prix des marchandises et à des problèmes opérationnels. Dans l'Ouest canadien, l'activité de forage liée au gaz naturel a considérablement chuté au premier semestre de 2009 par rapport à la même période de l'exercice précédent.

Au premier semestre de 2009, les produits nets du secteur Collecte et traitement sur place se sont établis à 66,0 millions de dollars, contre 72,2 millions de dollars pour la période correspondante de 2008. Les produits nets ont reculé d'environ 6,5 millions de dollars sous l'effet de la baisse des volumes traités et autres revenus et du recul de 1,7 million de dollars des recouvrements de charges d'exploitation, en partie compensés par des tarifs plus élevés de 2,1 millions de dollars facturés pour le traitement.

Les charges d'exploitation et d'administration pour le premier semestre de 2009 se sont élevées à 46,8 millions de dollars, en regard de 48,2 millions de dollars pour la période correspondante de 2008. Cette baisse découle essentiellement des charges d'exploitation moins élevées du fait d'un important arrêt lié à l'entretien au premier

semestre de 2008 qui a coûté 3,5 millions de dollars. Elle a été neutralisée en partie par la montée des salaires et des charges d'exploitation générales.

La dotation aux amortissements pour le secteur Collecte et traitement sur place s'est fixée à 14,6 millions de dollars pour le premier semestre de 2009, comparativement à 13,9 millions de dollars pour la période correspondante de 2008.

Description du secteur Services énergétiques

Le secteur Services énergétiques consiste en deux secteurs d'activité principaux : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et le secteur du gaz, qui consiste en l'achat et la revente, et le transport et le stockage de gaz naturel. Le secteur Services énergétiques comprend aussi la participation à 50 % d'AltaGas dans Sarnia Airport Storage Pool Limited Partnership, qui possède une capacité de stockage de 5,3 Gpi^3 de gaz. Le 25 juin 2009, cette installation de stockage était en grande partie achevée et était prête à recevoir des injections de gaz naturel. Le projet a été réalisé selon l'échéancier et en deçà du budget.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**133,5**	294,9	**318,6**	561,0
Produits nets	**6,1**	3,0	**12,2**	6,4
Charges d'exploitation et d'administration	**3,1**	3,4	**6,2**	6,5
Dotation aux amortissements	**0,4**	0,5	**0,9**	1,0
Bénéfice (perte) d'exploitation	**2,6**	(0,9)	**5,1**	(1,1)

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008
Contrats de services de gestion énergétique[1]	**1 727**	1 514	**1 727**	1 514
Volumes de gaz moyens négociés (GJ/j)[2]	**287 315**	303 212	**330 714**	313 985

[1] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

[2] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Analyse des écarts du secteur Services énergétiques

Trimestres terminés les 30 juin

Le bénéfice d'exploitation pour le deuxième trimestre de 2009 a été de 2,6 millions de dollars, en regard d'une perte d'exploitation de 0,9 million de dollars pour le trimestre correspondant de 2008. L'amélioration de 4,1 millions de dollars du bénéfice d'exploitation découle de la réduction du passif liée aux transactions sur le gaz naturel, d'un montant de 0,8 million de dollars provenant du projet de stockage de Sarnia et d'un montant de 0,2 million de dollars attribuable à l'augmentation des marges pour le service de transport. Ces augmentations ont été compensées en partie par le recul de 0,8 million de dollars des ventes de gaz et de transport à tarif fixe et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque liés au stockage, qui sera en partie annulée au moment du règlement des contrats de gestion du risque en janvier 2010.

Les produits nets pour le deuxième trimestre de 2009 se sont établis à 6,1 millions de dollars, comparativement à 3,0 millions de dollars pour la période correspondante de 2008. L'augmentation des produits nets tient à un rajustement de 4,1 millions de dollars au titre du passif lié aux transactions sur gaz naturel, à un montant de 0,8 million de dollars provenant du projet de stockage de Sarnia et à l'amélioration de 0,2 million de dollars des marges pour le service de transport. Ces éléments ont été en partie contrebalancés par le recul de 1,2 million de dollars des ventes de gaz et de transport à tarif fixe et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque liés au stockage.

Semestres terminés les 30 juin

Le bénéfice d'exploitation du secteur Services énergétiques pour le premier semestre de 2009 a été de 5,1 millions de dollars, en regard d'une perte d'exploitation de 1,1 million de dollars pour la période correspondante de 2008. L'augmentation d'environ 7,4 millions de dollars du bénéfice d'exploitation résulte de la réduction du passif lié aux transactions sur gaz naturel et d'un montant de 0,8 million de dollars provenant du projet de stockage de Sarnia, en partie annulés par la baisse de 1,2 million de dollars des ventes de gaz et de transport à tarif fixe et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque.

Les produits nets pour le premier semestre de 2009 se sont établis à 12,2 millions de dollars, comparativement à 6,4 millions de dollars pour la période correspondante de 2008. Cette progression des produits nets est attribuable au rajustement d'un passif de 7,4 millions de dollars et à la contribution de 0,8 million de dollars du projet de stockage de Sarnia, neutralisés en partie par des ventes de gaz et de transport à tarif fixe moins élevées de 1,6 million de dollars et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque.

Perspectives du secteur du gaz

À l'exercice 2009, le secteur du gaz devrait présenter des résultats semblables à ceux de 2008. Jusqu'à la fin de 2009, les deux tiers environ des volumes exposés aux différentiels de fractionnement ont fait l'objet d'une couverture à un prix approximatif de 25 $/b. Selon l'analyse par la direction des prix historiques de LGN et des prix des marchandises publiés par l'industrie, la tendance à terme actuelle pour 2009 semble démontrer un retour à des prix moyens à long terme de 10 $/b à 12 $/b. Avec les couvertures en place, AltaGas prévoit réaliser des différentiels de fractionnement d'environ 22 $/b au deuxième semestre de 2009. Pour 2010, plus de 20 % des volumes exposés aux différentiels de fractionnement ont fait l'objet d'une couverture à un prix approximatif de 24 $/b. On s'attend à ce que la faiblesse des différentiels de fractionnement de LGN au comptant par rapport aux sommets atteints en 2008 et le ralentissement des activités des producteurs soient compensés par la contribution de plusieurs dépenses en immobilisations : les projets au complexe Harmattan, l'amélioration du réseau de livraison d'éthylène (EDS), le projet de stockage de Sarnia, ainsi que d'autres possibilités de regroupements d'usines et d'accroissement du volume débité dans des régions continuant d'offrir de solides activités de forage. Signe précurseur de cette tendance, les volumes devraient, selon la direction, augmenter de 20 % à 30 % d'ici la fin de l'exercice à l'usine d'extraction de Younger, sous l'effet de l'accélération de l'activité des producteurs dans le nord-est de la Colombie-Britannique. En outre, on s'attend également à ce que le secteur du gaz bénéficie des mesures relatives aux installations de Rainbow Lake et de Bantry, ce qui devrait rehausser la fiabilité et l'efficience.

Dans le cadre d'une interruption imprévue survenue à l'une des installations d'AltaGas au début du troisième trimestre, la direction a replanifié un arrêt lié à l'entretien pour qu'il coïncide avec la panne afin de réduire l'incidence d'un arrêt supplémentaire. L'augmentation des charges d'exploitation et les pertes de produits qui seront enregistrées par cette installation, qui fait partie du secteur Collecte et traitement sur place, auront une incidence d'environ 0,8 million de dollars sur les résultats. Après l'interruption et l'arrêt lié à l'entretien, on s'attend à ce que les volumes reviennent aux taux antérieurs à la panne. Les résultats du secteur Collecte et traitement sur place devraient s'améliorer au cours du deuxième trimestre par suite des initiatives d'accroissement des volumes, des mesures de contrôle des coûts et de l'optimisation de l'installation. Au cours de l'exercice 2008, les arrêts liés à l'entretien dans les secteurs du gaz ont donné lieu à une diminution de quelque 9 millions de dollars du bénéfice d'exploitation.

Le resserrement du crédit par les institutions prêteuses, la rareté des capitaux propres ainsi que la faiblesse du prix du gaz naturel continuent d'avoir une incidence négative sur le secteur du gaz naturel. Par conséquent, de nombreux producteurs ont réduit leurs activités de forage et de mise en valeur dans l'ensemble de l'Ouest canadien, et les installations du secteur Collecte et traitement sur place en subissent directement le contrecoup. Au premier semestre de 2009, 3 843 puits ont été achevés dans l'Ouest canadien, en comparaison de 4 963 puits achevés pour la période correspondante de 2008, un recul d'environ 23 %. La direction s'attend à ce que la faiblesse des taux de forage se poursuive à l'automne de 2009; cependant, elle croit que le prix du gaz naturel pourrait se relever modérément lorsque l'insuffisance des activités de forage rétablira l'équilibre entre l'offre et la demande de gaz naturel en Amérique du Nord. Bien que cette situation constitue un défi à court terme pour le secteur Collecte et traitement sur place, la direction croit que ce secteur est bien positionné pour accroître le débit lorsque la conjoncture s'améliorera.

En étroite collaboration avec ses clients, AltaGas recherche des solutions pour optimiser la capacité de traitement du gaz dans le but de réduire les coûts pour ses clients et de rationnaliser la capacité de traitement de ses zones d'exploitation. La Fiducie continue de réaliser, avec les producteurs, des devis d'ingénierie et des études de faisabilité pour l'agrandissement des usines. En dépit de la faiblesse persistante du prix du gaz, la direction accélère la réalisation des plans pour tirer parti de ces possibilités.

AltaGas est également bien positionnée pour profiter des nouveaux projets de mise en valeur de gaz naturel dans le nord-est de la Colombie-Britannique et dans le nord-ouest de l'Alberta. AltaGas s'efforce, en compagnie des producteurs, de mettre en valeur de nouvelles zones gazéifères, comme les gisements de Montney et de Doig, comme l'indique le projet d'agrandissement de l'usine de Pouce Coupe d'AltaGas, qui fait actuellement l'objet d'un examen réglementaire.

Le secteur du gaz devrait également profiter du site de stockage situé dans la ville de Dawn, dans l'Est canadien, dont l'accès a été obtenu par voie de contrats en vigueur à compter de mai 2009 dans le cadre du projet de stockage de Sarnia. De plus, un ancien contrat de commercialisation du gaz détenu par le secteur Services énergétiques expirera au quatrième trimestre. Ces changements devraient accroître le bénéfice d'exploitation d'environ 4 millions de dollars en 2009 et de 10 millions de dollars annualisés.

SECTEUR PRODUCTION D'ÉLECTRICITÉ

Description des immobilisations du secteur Production d'électricité

Le secteur Production d'électricité comprend 392 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. En outre, des centrales à charge de pointe alimentées au gaz ont été installées en fonction d'une capacité totale de 14 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique, un parc éolien de 102 MW actuellement en construction en Colombie-Britannique et environ 1 900 MW d'énergie renouvelable en développement.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**43,0**	58,1	**92,3**	109,7
Produits nets	**23,4**	31,9	**50,9**	60,3
Charges d'exploitation et d'administration	**1,5**	0,5	**3,0**	1,2
Dotation aux amortissements	**2,3**	2,0	**4,2**	3,8
Bénéfice d'exploitation	**19,6**	29,4	**43,7**	55,3

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2009	2008	**2009**	2008
Volume d'électricité vendue (GWh)	**672**	648	**1 336**	1 308
Prix moyen réalisé à la vente d'électricité ($/MWh)[1]	**63,84**	89,46	**69,06**	83,80
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**32,31**	107,56	**47,66**	92,13

[1] *Moyenne de la période.*

Analyse des écarts du secteur Production d'électricité

Trimestres terminés les 30 juin

Le bénéfice d'exploitation pour le deuxième trimestre de 2009 s'est élevé à 19,6 millions de dollars, contre 29,4 millions de dollars pour le trimestre correspondant de 2008. Le bénéfice d'exploitation a reculé sous l'effet de la baisse des produits attribuable aux prix de l'électricité au comptant et aux contributions moins élevées des centrales à charge de pointe alimentées au gaz, compensées en partie par la solidité des prix couverts et le repli des coûts liés aux ententes d'achat d'électricité (EAE) qui s'explique par le fait que le prix moyen au comptant sur 30 jours de l'électricité reçu au cours de la panne de juin était favorable et que les coûts de transport ont diminué.

Les produits nets pour le deuxième trimestre se sont établis à 23,4 millions de dollars, comparativement à 31,9 millions de dollars pour la période correspondante de 2008. Les produits nets ont fléchi en raison des niveaux historiquement bas des prix de l'électricité au comptant, soit 32,31 $/MWh, par rapport au prix de 107,56 $/MWh enregistré au deuxième trimestre de 2008. La baisse des prix de l'électricité au comptant s'est traduite par un recul de 6,8 millions de dollars des produits. Au deuxième trimestre de 2009, la hausse des volumes de ventes aux prix au comptant a eu une incidence financière de 6,5 millions de dollars. Par suite d'une panne imprévue à l'installation de Sundance B en juin 2009, la Fiducie a acheté de l'électricité afin de maintenir les volumes au même niveau que ceux de sa position de couverture financière ouverte, de sorte que des volumes d'électricité plus élevés ont été vendus aux prix au comptant. Les résultats du deuxième trimestre de 2008 ont subi l'incidence négative d'un contrat de couverture réciproque qui n'a pas été réalisé au cours de la même période de 2009. Le fléchissement des coûts liés aux EAE s'est traduit par une majoration de 6,2 millions de dollars des produits nets. Les produits nets des centrales à charge de pointe ont connu une baisse de 1,3 million de dollars au deuxième trimestre de 2009, en comparaison du même trimestre de l'exercice précédent.

Les charges d'exploitation et d'administration ont été de 1,5 million de dollars au deuxième trimestre de 2009, en regard de 0,5 million de dollars pour la période correspondante de 2008. L'augmentation représente les charges d'administration engagées dans le cadre de la mise en valeur de projets d'énergie renouvelable et de la hausse des coûts d'exploitation relative aux nouvelles centrales à charge de pointe alimentées au gaz mises en service à la fin de 2008. La dotation aux amortissements de 2,3 millions de dollars du deuxième trimestre de 2009 était pratiquement inchangée par rapport au montant de 2,0 millions de dollars comptabilisé à la période correspondante de 2008.

Semestres terminés les 30 juin

Le bénéfice d'exploitation pour le secteur Production d'électricité a atteint 43,7 millions de dollars pour le premier semestre de 2009, comparativement à 55,3 millions de dollars pour la période correspondante de 2008. La diminution du bénéfice d'exploitation est surtout attribuable à la baisse des produits provenant des ventes aux prix d'électricité au comptant et au recul des contributions des centrales à charge de pointe alimentées au gaz; ces facteurs ont été en partie neutralisés par la solidité des prix couverts, la faiblesse des coûts de transport et le recul des coûts liés aux EAE, attribuables au fait que le prix moyen au comptant sur 30 jours de l'électricité reçu au cours de la panne de juin 2009 a été favorable.

Les produits nets pour le premier semestre de 2009 se sont établis à 50,9 millions de dollars, comparativement à 60,3 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué de 8,2 millions de dollars en raison du recul du prix de l'électricité au comptant, qui est passé de 92,13 $/MWh au premier semestre de 2008 à 47,66 $/MWh au premier semestre de 2009. Les produits nets ont connu une baisse de 7,8 millions de dollars attribuable à la montée des volumes de l'électricité vendue aux prix au comptant en raison essentiellement des facteurs précités. Les centrales à charge de pointe ont enregistré une baisse des produits nets de 1,0 million de dollars. Ces diminutions ont été en partie contrebalancées par la contraction des coûts de transport de 3,3 millions de dollars, le fléchissement des coûts liés aux EAE de 3,3 millions de dollars et la baisse des coûts liés à l'environnement de 1,7 million de dollars.

Les charges d'exploitation et d'administration se sont élevées à 3,0 millions de dollars pour le premier semestre de 2009, en regard de 1,2 million de dollars pour la période correspondante de 2008. L'augmentation représente les coûts engagés dans le cadre de la mise en valeur de projets d'énergie renouvelable et la hausse des coûts relative aux nouvelles centrales à charge de pointe alimentées au gaz mises en service à la fin de 2008.

La dotation aux amortissements était de 4,2 millions de dollars au premier semestre de 2009, contre 3,8 millions de dollars pour la période correspondante de 2008. L'augmentation résulte de la mise en service, à la fin de 2008, des nouvelles centrales à charge de pointe alimentées au gaz.

Perspectives du secteur Production d'électricité

En 2009, près des deux tiers de l'électricité livrée à l'Alberta Power Pool par l'entremise de la participation d'AltaGas dans les EAE de la centrale de Sundance B sont couverts à 76 $/MWh, tout comme les prix couverts en 2008. Le marché à terme pour les prix de l'électricité de l'Alberta, publiés dans des rapports quotidiens de courtiers, prévoit que les prix se situeront dans une fourchette avoisinant les 55 $ pour le reste de 2009. Cette prévision devrait entraîner une diminution des bénéfices sur les volumes non couverts. En se fondant sur le marché à terme et les couvertures actuelles, AltaGas prévoit réaliser un prix de l'électricité moyen d'environ 71 $/MWh en 2009. De plus, on s'attend à ce que le secteur Production d'électricité engage des charges d'exploitation et d'administration plus importantes à mesure que progresseront les travaux liés au développement de son portefeuille de projets renouvelables. Environ la moitié des volumes d'électricité de 2010 exposés aux prix au comptant ont été couverts à 77 $/MWh.

L'incidence de la baisse des prix au comptant devrait être compensée en partie par la capacité de pointe accrue installée vers la fin de 2008 et par la mise en service du parc éolien de Bear Mountain prévue en novembre 2009.

AltaGas a mis sur pied un programme de gestion des coûts de conformité environnementale grâce à l'achat et à la vente de crédits d'émission et par l'application de crédits produits par d'autres secteurs. D'après la quantité d'électricité normalisée produite, AltaGas prévoit économiser environ 15 % en coûts de conformité environnementale sur une base annuelle.

SIÈGE SOCIAL

Description des immobilisations du secteur Siège social

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises, des taux d'intérêt et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**5,4**	0,1	**6,0**	1,5
Gain latent (perte latente) sur gestion du risque	**5,9**	(2,9)	**6,5**	(2,3)
Produits nets	**11,3**	(2,8)	**12,5**	(0,8)
Charges d'exploitation et d'administration	**9,5**	12,9	**18,0**	21,5
Dotation aux amortissements	**0,5**	0,4	**1,2**	1,0
Bénéfice (perte) d'exploitation	**1,3**	(16,1)	**(6,7)**	(23,3)
Perte d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**(4,6)**	(13,2)	**(13,2)**	(21,0)

Analyse des écarts du secteur Siège social

Trimestres terminés les 30 juin

La perte d'exploitation avant gains latents sur les contrats de gestion du risque du deuxième trimestre de 2009 a atteint 4,6 millions de dollars, en regard de 13,2 millions de dollars pour la période correspondante de 2008. Cette perte plus importante est principalement attribuable aux gains latents sur les placements à court terme assujettis à la comptabilisation fondée sur l'évaluation à la valeur de marché, à une charge de 2,6 millions de dollars liée aux coûts de développement de projets pour le deuxième trimestre de 2008 et au recul des charges d'administration imputable aux mesures de contrôle des coûts.

Pour le deuxième trimestre de 2009, les produits nets se sont établis à 11,3 millions de dollars, comparativement à un montant négatif de 2,8 millions de dollars pour le deuxième trimestre de 2008. L'augmentation des produits nets au cours du trimestre considéré en comparaison des pertes latentes de la période comparable est attribuable aux gains latents sur les contrats de gestion du risque et sur les placements à court terme assujettis à la comptabilisation fondée sur l'évaluation à la valeur de marché.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2009 se sont élevées à 9,5 millions de dollars, contre 12,9 millions de dollars pour la période correspondante de 2008. Ce recul s'explique par la charge de 2,6 millions de dollars engagée à l'exercice précédent au titre des coûts de développement de projets et la diminution des charges d'administration attribuable aux mesures de contrôle des coûts.

La dotation aux amortissements s'est établie à 0,5 million de dollars pour le deuxième trimestre de 2009, comparativement à 0,4 million de dollars pour le trimestre correspondant de 2008.

Semestres terminés les 30 juin

La perte d'exploitation avant gains latents sur contrats de gestion du risque du premier semestre de 2009 a atteint 13,2 millions de dollars, en regard de 21,0 millions de dollars pour la période correspondante de 2008. La perte moins importante s'explique principalement par les gains latents sur les placements à court terme, une charge de 2,6 millions de dollars engagée à l'exercice précédent pour les coûts de développement de projets et la baisse d'environ 1,0 million de dollars des charges d'administration attribuable aux mesures de contrôle des coûts adoptées au quatrième trimestre de 2008.

Pour le premier semestre de 2009, les produits nets se sont établis à 12,5 millions de dollars, comparativement à un montant négatif de 0,8 million de dollars pour le premier semestre de 2008. Cette amélioration résulte des gains latents sur les contrats de gestion du risque et sur les placements à court terme.

Les charges d'exploitation et d'administration se sont élevées à 18,0 millions de dollars pour le premier semestre de 2009, en regard de 21,5 millions de dollars pour la période correspondante de 2008, un recul attribuable à la charge de 2,6 millions de dollars engagée au cours de l'exercice précédent au titre des coûts de développement de projets et au repli des charges d'administration attribuable aux mesures de contrôle des coûts.

La dotation aux amortissements s'est établie à 1,2 million de dollars pour le premier semestre de 2009, comparativement à 1,0 million de dollars pour la période correspondante de 2008.

Perspectives du secteur Siège social

Exclusion faite de l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché, la perte d'exploitation de 2009 devrait être inférieure à celle de 2008. Les charges d'exploitation et d'administration devraient être plus basses qu'en 2008 en raison des mesures de resserrement des coûts.

L'incidence des contrats de gestion du risque est fondée sur des estimations liées aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. Les montants réels varient en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition

aux variations des prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du deuxième trimestre de 2009, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 59,4 millions de dollars, comparativement à 25,9 millions de dollars pour le trimestre correspondant de 2008.

Capital investi net – type d'investissement — Trimestres terminés le 30 juin 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**6,2**	**2,2**	**4,0**	**45,6**	**0,8**	**58,8**
Placements à long terme et autres actifs	-	-	-	**0,3**	**0,3**	**0,6**
Capital investi net	**6,2**	**2,2**	**4,0**	**45,9**	**1,1**	**59,4**

Capital investi net – type d'investissement — Trimestres terminés le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	9,7	16,4	0,6	(1,0)	0,2	25,9
	9,7	16,4	0,6	(1,0)	0,2	25,9
Cessions :						
Immobilisations		(8,7)				(8,7)
Capital investi net	9,7	7,7	0,6	(1,0)	0,2	17,2

Capital investi net – type d'investissement — Semestres terminés le 30 juin 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**12,3**	**4,6**	**8,1**	**57,5**	**2,1**	**84,6**
Placements à long terme et autres actifs	-	-	-	**9,9**	**0,9**	**10,8**
Capital investi net	**12,3**	**4,6**	**8,1**	**67,4**	**3,0**	**95,4**

Capital investi net – type d'investissement

Semestres terminés les 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	572,1	44,9	1,7	59,1	2,1	679,9
	572,1	44,9	1,7	59,1	2,1	679,9
Cessions :						
Immobilisations	-	(8,7)	-	-	-	(8,7)
Placements à long terme et autres actifs	-	-	-	-	(48,2)	(48,2)
Capital investi net	572,1	36,2	1,7	59,1	(46,1)	623,0

La Fiducie classe son capital investi dans les catégories entretien, croissance et administration.

Du capital de croissance de 57,9 millions de dollars a été engagé au deuxième trimestre de 2009 (20,9 millions de dollars au deuxième trimestre de 2008), qui comprenait un montant de 44,6 millions de dollars pour la construction du parc éolien de Bear Mountain, un montant de 6,1 millions de dollars pour divers projets visant le secteur Extraction et transport, un montant de 3,9 millions de dollars pour le développement du projet de stockage de Sarnia, un montant de 1,9 million de dollars pour les projets du secteur Collecte et traitement sur place et un montant de 1,3 million de dollars pour l'accélération des projets d'énergie renouvelable. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme. Les charges d'administration et les dépenses au titre du capital investi dans la catégorie entretien pour le deuxième trimestre de 2009 se sont élevées respectivement à 1,1 million de dollars et 0,4 million de dollars (respectivement 1,6 million de dollars et 3,4 millions de dollars au deuxième trimestre de 2008).

Du capital de croissance de 91,4 millions de dollars a été investi au premier semestre de 2009 (671,8 millions de dollars en 2008), dont 53,0 millions de dollars ont été affectés au projet du parc éolien de Bear Mountain, 12,3 millions, aux projets visant le secteur Extraction et transport, 3,6 millions de dollars, aux projets du secteur Collecte et traitement sur place, 14,5 millions de dollars, aux projets d'énergie renouvelable, et 8,1 millions de dollars, au développement du projet de stockage de Sarnia. Les charges d'administration et les dépenses au titre du capital investi dans la catégorie entretien pour le premier semestre de 2009 ont été respectivement de 3,1 millions de dollars et 0,9 million de dollars (respectivement 3,6 millions de dollars et 4,5 millions de dollars pour le semestre terminé le 30 juin 2008).

Capital investi – utilisation

Trimestre terminé le 30 juin 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**0,1**	**0,3**	**-**	**-**	**-**	**0,4**
Croissance	**6,2**	**1,9**	**3,9**	**45,9**	**-**	**57,9**
Administration	**0,5**	**-**	**-**	**-**	**0,6**	**1,1**
Capital investi	**6,8**	**2,2**	**3,9**	**45,9**	**0,6**	**59,4**

Capital investi – utilisation — Trimestre terminé le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	1,4	2,0	-	-	-	3,4
Croissance	8,3	13,0	0,6	(1,0)	-	20,9
Administration	-	1,4	-	-	0,2	1,6
Capital investi	9,7	16,4	0,6	(1,0)	0,2	25,9

Capital investi – utilisation — Semestre terminé le 30 juin 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**-**	**0,9**	**-**	**-**	**-**	**0,9**
Croissance	**12,3**	**3,6**	**8,1**	**67,4**	**-**	**91,4**
Administration	**-**	**0,6**	**-**	**-**	**2,5**	**3,1**
Capital investi	**12,3**	**5,1**	**8,1**	**67,4**	**2,5**	**95,4**

Capital investi – utilisation — Semestre terminé le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	5,2	(0,7)	-	-	-	4,5
Croissance	566,9	44,0	1,7	59,1	0,1	671,8
Administration	-	1,6	-	-	2,0	3,6
Capital investi	572,1	44,9	1,7	59,1	2,1	679,9

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change. Au cours du premier trimestre de 2009, la Fiducie détenait des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date ultérieure et à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe

les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 0,10 $/MWh et 774,13 $/MWh au deuxième trimestre de 2009. Le prix au comptant moyen s'est établi à 32,31 $/MWh au deuxième trimestre de 2009 (107,56 $/MWh au deuxième trimestre de 2008). AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugée optimale. Le prix moyen obtenu par la Fiducie pour l'électricité a été de 63,84 $/MWh au deuxième trimestre de 2009 (89,46 $/MWh au deuxième trimestre de 2008). Environ 50 % des volumes d'électricité de 2010 exposés aux prix au comptant ont été couverts à 77 $/MWh.

- Couvertures des différentiels de fractionnement de LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement de LGN pour gérer ces différentiels. Les résultats du secteur Extraction et transport sont tributaires des variations des différentiels de fractionnement de LGN. Au 30 juin 2009, la Fiducie avait conclu des ententes visant des différentiels de fractionnement de LGN couvrant 3 500 B/j à un prix moyen d'environ 25 $/b pour la période allant de juillet à décembre 2009. La Fiducie a également couvert une moyenne de 1 050 B/j pour 2010, ce qui représente un différentiel de fractionnement de LGN moyen d'environ 24 $/b. Le différentiel de fractionnement de LGN moyen au comptant pour le trimestre et le semestre terminés le 30 juin 2009 était respectivement de 16,34 $/b et 15,76 $/b (respectivement 30 $/b et 29,50 $/b pour le trimestre et le semestre terminés le 30 juin 2008). Le différentiel de fractionnement moyen réalisé pour le trimestre et le semestre terminés le 30 juin 2009 était respectivement de 25,29 $/b et 22,05 $/b (respectivement 27,61 $/b et 26,88 $/b pour le trimestre et le semestre terminés le 30 juin 2008).

- Contrats de taux d'intérêt à terme : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 30 juin 2009, la Fiducie avait des swaps de taux d'intérêt totalisant 245 millions de dollars à échéances variées. Au 30 juin 2009, la Fiducie avait fixé le taux d'intérêt de 100 % de sa dette, y compris des billets à moyen terme et des contrats de location-acquisition.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable et de conventions d'option en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure. Au 30 juin 2009, AltaGas avait conclu des contrats de change à terme de 54,2 millions d'euros à un taux de couverture effectif moyen de 1,5024 dollar canadien pour un euro, dans le but d'atténuer le risque de change associé à la construction du parc éolien de Bear Mountain. Les contrats à terme ont été évalués à 4,5 millions de dollars et arrivent à échéance entre juillet et septembre 2009.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. La juste valeur des dérivés de taux d'intérêt est calculée selon les cours du marché.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées aux fins de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité. AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques liés aux marchandises et au crédit, et qui a conçu et applique une politique de gestion du risque et un programme de couverture prudents.

SITUATION DE TRÉSORERIE

À l'heure actuelle, selon les prévisions d'AltaGas, aucune tendance ou incertitude connue ne devrait réduire l'accès de la Fiducie à ses sources de financement habituelles. Chacune des facilités de crédit de la Fiducie porte une date d'échéance à laquelle, en l'absence d'un remplacement, d'une prorogation ou d'un renouvellement, la dette visée par la facilité de crédit devient remboursable. La première date d'échéance des facilités de crédit de la Fiducie est août 2010.

La Fiducie est bien placée pour tirer profit des occasions de croissance qui se présentent. Le 29 avril 2009, la Fiducie a émis des billets à moyen terme pour un montant de 200 millions de dollars portant intérêt à un taux nominal de 7,42 % et arrivant à échéance le 29 avril 2014. Le 29 juin 2009, la Fiducie a émis des billets à moyen terme pour un montant de 100 millions de dollars portant intérêt à un taux nominal de 6,94 % et arrivant à échéance le 29 juin 2016. Selon les modalités de la facilité de crédit de 250 millions de dollars venant à échéance en août 2010, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser et à réduire la facilité de crédit. Grâce à son bilan solide et son accès au marché financier, la Fiducie est en mesure de tirer avantage des occasions de croissance pour accroître les rendements offerts aux porteurs de parts.

Flux de trésorerie	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2009**	2008	**2009**	2008
Flux de trésorerie d'exploitation	**66,7**	79,1	**97,4**	117,2
Activités d'investissement	**(87,6)**	(24,6)	**(135,7)**	(330,4)
Activités de financement	**113,5**	(51,3)	**136,6**	213,5
Variation de la trésorerie	**92,6**	3,2	**98,3**	0,3

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés se sont établis à 66,7 millions de dollars au deuxième trimestre de 2009, contre 79,1 millions de dollars pour le trimestre correspondant de 2008. Le recul des flux de trésorerie d'exploitation est essentiellement attribuable à la montée des gains latents sur les contrats de gestion du risque et à la variation moins importante du fonds de roulement hors trésorerie, partiellement annulées par l'amélioration du bénéfice net et l'augmentation de la dotation aux amortissements.

Fonds de roulement	**30 juin**	30 juin
(en millions de dollars, sauf le ratio du fonds de roulement)	**2009**	2008
Actif à court terme	**427,8**	380,5
Passif à court terme	**235,8**	402,0
Fonds de roulement	**192,0**	(21,5)
Ratio du fonds de roulement	**1,81**	0,95

Le fonds de roulement s'est établi à 192,0 millions de dollars à la fin du deuxième trimestre de 2009, comparativement à un montant négatif de 21,5 millions de dollars au 30 juin 2008. Le ratio du fonds de roulement était de 1,81 à la fin du deuxième trimestre de 2009, par rapport à 0,95 pour le trimestre correspondant de 2008. Au 30 juin 2009, la Fiducie détenait le produit tiré de l'émission de billets à moyen terme du 29 juin 2009 dans son encaisse en raison de l'importante augmentation du ratio du fonds de roulement. Après rajustement de l'encaisse provenant de l'émission de billets à moyen terme, le ratio actuel est de 1,4.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement au deuxième trimestre de 2009 ont été de 87,6 millions de dollars, par rapport à 24,6 millions de dollars pour le trimestre correspondant de 2008. Cette progression découle de l'acquisition d'un placement à court terme et d'immobilisations. Une description des acquisitions et des placements liés aux actifs à long terme figure à la rubrique «Capital investi» du présent rapport de gestion. Les flux de trésorerie affectés aux activités d'investissement reflètent les décaissements effectifs aux fins des activités d'investissement et peuvent ne pas correspondre au montant présenté dans les rubriques du rapport de gestion portant sur le capital investi en raison du moment des décaissements et du fait que certaines acquisitions peuvent constituer des opérations sans effet sur la trésorerie.

Activités de financement

Les flux de trésorerie tirés des activités de financement du deuxième trimestre de 2009 ont été de 113,5 millions de dollars, comparativement à des flux de trésorerie affectés de 51,3 millions de dollars pour le trimestre correspondant de 2008. L'augmentation des flux de trésorerie découle de l'émission de billets à moyen terme neutralisée en partie par le remboursement de la dette à long terme renouvelable et les distributions aux porteurs de parts.

SOURCES DE FINANCEMENT

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 juin 2009, l'encours de la dette d'AltaGas totalisait 692,8 millions de dollars, en hausse par rapport à 582,0 millions de dollars au 31 décembre 2008. Au 30 juin 2009, la Fiducie avait 500,0 millions de dollars en billets à moyen terme en cours et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 650,0 millions de dollars. Au 30 juin 2009, la dette bancaire prélevée de la Fiducie s'établissait à 170 millions de dollars, les lettres de crédit en cours totalisaient 70,4 millions de dollars et la Fiducie détenait des débentures convertibles d'une valeur nominale de 16,6 millions de dollars. Au 30 juin 2009, la dette, montant net, s'élevait à 592,8 millions de dollars, le produit tiré de l'émission de billets à moyen terme du 29 juin 2009 étant détenu dans l'encaisse de la Fiducie à la fin du trimestre en raison du moment de l'encaissement du produit de l'émission de billets à moyen terme. Selon les modalités de la facilité de crédit de 250 millions de dollars venant à échéance en août 2010, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser et à réduire la facilité de crédit le 9 juillet 2009.

Toutes les facilités d'emprunt sont sous réserve des clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectées chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.
Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Le ratio d'endettement de la Fiducie au 30 juin 2009 était de 36,1 %, compte non tenu de l'encaisse résultant du produit de l'émission de billets à moyen terme du 29 juin 2009, en baisse par rapport à 37,8 % au 31 décembre 2008. Le multiple de couverture d'intérêt des bénéfices de la Fiducie pour les douze mois terminés le 30 juin 2009 était de 6,14 fois.

Facilités de crédit (en millions de dollars)	Capacité d'emprunt	En cours au 30 juin 2009	En cours au 31 décembre 2008
Facilité de crédit d'exploitation à vue	50,0	**2,7**	2,8
Facilité de lettres de crédit	75,0	**67,7**	68,1
Facilité de crédit syndiquée[1]	150,0	**100,0**	100,0
Facilité de crédit d'exploitation syndiquée[2]	375,0	**70,0**	253,0
	650,0	**240,4**	423,9

[1] Facilité de crédit renouvelable venant à échéance en août 2010.

[2] Facilité de crédit renouvelable venant à échéance le 30 septembre 2010.

Au 30 juin 2009, la Fiducie détenait une facilité de lettre de crédit renouvelable de trois ans, à échéance prorogeable, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 30 juin 2009, la Fiducie avait émis des lettres de crédit pour un montant de 67,7 millions de dollars (68,1 millions de dollars au 31 décembre 2008) aux termes de sa facilité de lettre de crédit à terme renouvelable prorogeable et des lettres de crédit de 2,7 millions de dollars (2,8 millions de dollars au 31 décembre 2008) aux termes de sa facilité de crédit d'exploitation à vue.

PASSIFS ÉVENTUELS

L'unité 4 de la centrale de Sundance B a subi à la mi-décembre 2008 une panne attribuable au bris d'un ventilateur à tirage induit. La panne a réduit la capacité de production d'électricité de 50 %. L'exploitant de la centrale a informé AltaGas que, d'après les modalités de l'EAE, il croit qu'il s'agit d'un cas de force majeure compte tenu des fortes répercussions de l'incident et de la faible probabilité qu'il se produise. S'il s'agissait d'un cas de force majeure, l'incidence financière pour AltaGas se traduirait par une charge imputée au bénéfice d'exploitation pouvant atteindre 7,5 millions de dollars. La direction d'AltaGas considère qu'il ne s'agit pas d'un cas de force majeure. Par le passé, les bris mécaniques ont été traités comme des questions d'entretien plutôt que comme des cas de force majeure. Par conséquent, la Fiducie n'a pas constaté de charge à cet égard dans les états financiers.

PARTIES LIÉES

La Fiducie a vendu 36,2 millions de dollars de gaz naturel à AltaGas Utility Group Inc. (Utility Group) et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière pour le deuxième trimestre de 2009 dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group parce qu'AltaGas possède une participation de 19,8 % dans cette dernière et que le président du conseil et chef de la direction d'AltaGas est un administrateur de Utility Group. En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un employé. Des paiements de 22 635 $ ont été faits au deuxième trimestre de 2009 (21 900 $ au deuxième trimestre de 2008), soit la valeur d'échange des biens convenue par les deux parties.

AGENCES DE NOTATION

Le 21 avril 2009, Standard & Poor's (S&P) a mis à jour la note attribuée à la Fiducie, la faisant passer de BBB- à BBB. S&P a justifié cette amélioration par la hausse de l'exposition aux contrats à long terme de l'infrastructure énergétique dans le secteur du gaz de l'entreprise, les pratiques financières prudentes et l'exécution de stratégies efficaces.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T2 09**	T1 09	T4 08	T3 08	T2 08	T1 08	T4 07	T3 07
Produits nets[1]	**114,3**	112,1	125,8	122,7	117,3	110,7	76,4	88,2
Bénéfice d'exploitation[1]	**45,5**	44,7	54,1	50,7	37,0	47,6	28,9	37,5
Bénéfice net	**36,9**	37,5	39,6	53,5	32,9	37,6	31,8	31,4

(en dollars par part)	**T2-09**	T1-09	T4-08	T3 08	T2 08	T1 08	T4 07	T3 07
Bénéfice net								
De base	**0,47**	0,50	0,55	0,75	0,49	0,58	0,55	0,54
Dilué	**0,46**	0,49	0,56	0,75	0,49	0,57	0,55	0,54
Distributions déclarées[2]	**0,54**	0,54	0,54	0,535	0,525	0,525	0,525	0,52

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

[2] *Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie détenues le 27 août 2007, chaque part étant évaluée à 0,076 $.*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, la hausse générale des prix de l'électricité en Alberta jusqu'à 2009, l'augmentation des différentiels de fractionnement de LGN pendant la quasi-totalité de 2008 et la volatilité accrue au cours des trimestres récents ainsi que les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels distincts sont présentés ci-dessous :

- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral qui est pratiquement entrée en vigueur.
- Au cours du premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.
- Au deuxième trimestre de 2008, le bénéfice d'exploitation a subi l'incidence d'importants arrêts liés à l'entretien dans le secteur du gaz et d'une charge non récurrente au titre de la radiation des coûts de développement de projet.
- Au cours du troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit en raison de la baisse des taux d'imposition effectifs découlant de la restructuration des entités juridiques au sein de la structure de la Fiducie.
- Au cours du troisième trimestre de 2008, deux arrêts liés à l'entretien et un arrêt imprévu en raison d'un incendie au complexe Harmattan ont nui au bénéfice d'exploitation.
- À la fin du quatrième trimestre de 2008 et au cours du premier semestre de 2009, les prix de l'électricité, du gaz naturel et des LGN ont chuté, brisant ainsi la tendance historique de prix de ces produits. L'activité des producteurs du bassin sédimentaire de l'Ouest canadien a subi le contrecoup de la réduction des prix du gaz naturel.
- Au deuxième trimestre de 2009, la Fiducie a réalisé un placement à court terme qui a donné lieu à un gain latent de 4,6 millions de dollars.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

Au 31 juillet 2009, la Fiducie comptait 77,3 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,3 milliard de dollars, d'après le cours de clôture de 16,79 $ la part de fiducie le 31 juillet 2009. Au 31 juillet 2009, il y avait 2,9 millions d'options en cours et 735 730 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé, du capital investi au titre des catégories entretien et croissance, et des exigences de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions grâce aux liquidités provenant de l'exploitation. Dans le trimestre terminé le 30 juin 2009, la Fiducie a déclaré des distributions de 42,7 millions de dollars et détenait des flux de trésorerie d'exploitation de 46,1 millions de dollars (respectivement 35,7 millions de dollars et 50,6 millions de dollars pour la période correspondante de 2008), soit un ratio dividendes/bénéfice de 93 % (71 % pour la période correspondante de 2008).

Dans le semestre terminé le 30 juin 2009, la Fiducie a déclaré des distributions de 83,9 millions de dollars et ses flux de trésorerie d'exploitation s'élevaient à 103,1 millions de dollars (respectivement 70,3 millions de dollars et 106,8 millions de dollars pour la période correspondante de 2008), ce qui s'est révélé plus que suffisant pour financer toutes les distributions aux porteurs de parts. AltaGas a un ratio dividendes/bénéfice cible qui varie de 65 % à 75 % des liquidités provenant de l'exploitation.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2007 :

Distributions
Exercices terminés les 31 décembre

(en dollars par part)	**2009**	2008	2007
Premier trimestre	**0,540**	0,525	0,510
Deuxième trimestre	**0,540**	0,525	0,510
Troisième trimestre	-	0,535	0,520
Quatrième trimestre	-	0,540	0,525
Distribution d'actions[1]	-	-	0,076
Total	**1,080**	2,125	2,141

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

AltaGas prévoit se convertir en société au deuxième semestre de 2010. Elle a l'intention de continuer à mettre en œuvre sa stratégie de croissance tout en s'efforçant d'offrir aux investisseurs un équilibre entre le revenu et la croissance. Lorsque AltaGas sera une société, la direction prévoit verser un dividende annuel allant de 1,10 $ à 1,40 $ l'action en appui à la stratégie de croissance future de la Fiducie. Au moment de la conversion, le conseil d'administration approuvera la politique de dividendes, sous réserve de la conjoncture économique et financière qui prévaudra à cette date. Jusqu'à sa conversion attendue, AltaGas prévoit continuer de verser un dividende mensuel de 0,18 $ la part de fiducie.

OPÉRATIONS NON MONÉTAIRES

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie générée de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas lui ont servi à réduire les coûts engendrés pour se conformer au SGER en 2009.

ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

En juillet 2009, AltaGas a acquis des actions ordinaires de Magma Energy Corp. (Magma) au moyen d'un placement supplémentaire de 6,2 millions de dollars. Magma a réalisé son premier appel public à l'épargne, et ses titres ont commencé à être négociés à la Bourse de Toronto le 7 juillet 2009. L'achat d'actions supplémentaires a permis à AltaGas de maintenir sa participation dans Magma à environ 5 %.

MODIFICATIONS DE CONVENTIONS COMPTABLES

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, «Écarts d'acquisition et actifs incorporels», qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement». Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés pour le semestre terminé le 30 juin 2009.

CPN-173, «Risque de crédit et juste valeur des actifs financiers et des passifs financiers»

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption, pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Par conséquent, les soldes correspondants de la Fiducie ont été reclassés compte tenu de cette modification de conventions comptables. Pour l'incidence de l'adoption du CPN-173 sur les états financiers de la Fiducie, se reporter à la note 2 afférente aux états financiers consolidés intermédiaires pour le trimestre terminé le 30 juin 2009.

NORMES INTERNATIONALES D'INFORMATION FINANCIÈRE (IFRS)

Le Conseil des normes comptables (CNC) a confirmé en février 2009 que les entités ayant une obligation publique de rendre des comptes devront adopter les Normes internationales d'information financière (IFRS) en remplacement des PCGR du Canada pour les périodes financières ouvertes à compter du 1er janvier 2011.

La direction a amorcé le processus de transition des PCGR du Canada aux IFRS en avril 2008. La direction a réuni une équipe de projet dirigée par les cadres des Finances et constituée des représentants des divers secteurs de l'organisation requis pour planifier et réaliser une transition en douceur vers les IFRS. L'équipe fera régulièrement rapport sur les progrès réalisés et sur l'avancement du projet de mise en œuvre des IFRS aux membres de la haute direction et au comité de vérification du conseil d'administration.

Le projet de mise en œuvre comporte six phases qui peuvent, dans certains cas, se dérouler simultanément :

- Phase de délimitation de la portée du projet – Cette phase comprend une évaluation globale des éléments clés qui subiront l'incidence de la conversion aux IFRS et la détermination des normes et des interprétations qui s'appliquent à la Fiducie. Cette phase est achevée.
- Phase de diagnostic – Cette phase consiste à évaluer chaque norme et chaque interprétation et permet de déceler les modifications requises aux conventions comptables existantes, aux systèmes d'information et aux processus d'affaires. Cette phase est achevée.
- Phase de conception et de planification – Cette phase consiste à évaluer et à adopter les différentes méthodes comptables possibles, les exemptions optionnelles et les exemptions obligatoires. Les estimations préliminaires sur l'incidence quantitative de l'application des nouvelles normes sont en cours.
- Phase d'élaboration d'une solution – D'après les méthodes comptables adoptées, l'équipe de projet définit et met au point les systèmes, les processus et la formation requises pour la mise en œuvre de solutions cibles conformes aux IFRS. L'estimation des soldes d'ouverture à la date de transition aux IFRS permet à la direction d'évaluer l'incidence quantitative de l'adoption des IFRS.
- Phase de mise en œuvre – C'est en 2010, année à laquelle l'information sera présentée selon les deux ensembles de normes, que les modifications des méthodes et des procédures comptables seront mises en œuvre. L'information financière conforme aux IFRS est recueillie aux fins de la présentation des chiffres correspondants en 2011. Le cas échéant, la Fiducie aura terminé la documentation et les tests sur les contrôles internes à l'égard de l'information financière et les contrôles et procédures de communication de l'information financière. Une formation sera offerte afin de s'assurer que tous les secteurs d'activité touchés par les nouvelles normes sont sensibilisés aux nouvelles obligations d'information et aux nouvelles exigences relatives aux processus.
- Phase d'analyse après mise en œuvre – Les états financiers IFRS sont dressés pour chaque période. Le processus d'attestation de la conformité à la C-SOX est pleinement engagé pour permettre d'apporter les modifications requises à la suite de la conversion aux IFRS.

AltaGas prévoit que le projet de transition sera réalisé selon l'échéancier et que les obligations d'information selon les IFRS pour 2011 seront respectées.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas sont restées inchangées depuis le 31 décembre 2008 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour les trimestre et semestre terminés le 30 juin 2009. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2008 d'AltaGas.

PRINCIPALES ESTIMATIONS COMPTABLES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour les trimestre et semestre terminés le 30 juin 2009 et les notes afférentes aux états financiers consolidés vérifiés de 2008 figurant dans le rapport annuel de 2008 de la Fiducie. Certaines de ces conventions portent sur les principales estimations comptables à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans des conditions différentes ou selon des hypothèses différentes.

Les principales estimations comptables d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations, l'évaluation de la dépréciation des actifs et les impôts sur les bénéfices. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel de 2008 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2009.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES DE COMMUNICATION DE L'INFORMATION ET CONTRÔLES INTERNES

La direction de la Fiducie a la responsabilité d'établir et de maintenir les contrôles et procédures de communication de l'information (CPCI) et le contrôle interne à l'égard de l'information financière (CIIF), tels qu'ils sont définis dans le Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs. Ce règlement vise à améliorer la qualité, la fiabilité et la transparence des documents déposés ou transmis en vertu des lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, des CPCI et un CIIF destinés à fournir une assurance raisonnable que les informations importantes sont portées à leur attention, dans les délais prescrits, que les informations financières sont fiables et que les états financiers ont été préparés, aux fins de publication de l'information financière, conformément aux PCGR du Canada. Au cours du deuxième trimestre de 2009, aucun changement important n'a été apporté aux CPCI et au CIIF de la Fiducie.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :	77,315,212	As at :	08/01/2009

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	190,087
DRIP Plan #2 - Exchangeable LP Units	11
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	77,505,310

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**2,881,625**	As at :	08/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/11/2009	N	15,000			
Filer's comment Options granted upon employee promotion at an exercise price of $16.60 expiring August 11, 2019					
08/24/2009	N			1,250	
Filer's comment September 6, 2006 options cancelled due to employee departure					
08/24/2009	N			875	
Filer's comment December 10, 2007 options cancelled due to employee departure					
08/24/2009	N			3,000	
Filer's comment February 1, 2008 options cancelled due to employee departure					
08/31/2009	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
08/31/2009	N			500	
Filer's comment March 23, 2007 options cancelled due to employee departure					
08/31/2009	N			1,875	
Filer's comment December 10, 2007 options cancelled due to employee departure					
08/31/2009	N			2,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
Totals		15,000	0	10,250	0

Stock Options Outstanding Closing Balance:	**2,886,375**	As at :	08/31/2009

DRIP Plan #1 - Trust Units

Opening Reserve	**1,172,161**	As at :	08/01/2009

Effective Date	Securities Listed	Securities Issued
08/17/2009		190,087
Totals	0	190,087

Closing Reserve:	**982,074**	As at :	08/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**704,127**	As at :	08/01/2009

Effective Date	Securities Listed	Securities Issued
08/17/2009		11
Totals	0	11

Closing Reserve:	**704,116**	As at :	08/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	09/02/2009
Last Updated:	09/02/2009

TAYLOR NGL LIMITED PARTNERSHIP

NEWS RELEASE

Taylor NGL Limited Partnership Announces Redemption of 5.85% Convertible Unsecured Subordinated Debentures on September 16, 2009

Calgary, Alberta (August 17, 2009) – Taylor NGL Limited Partnership (Taylor), an indirect, wholly-owned subsidiary of AltaGas Income Trust (the Trust), today announced that it will redeem the $16,570,000 of outstanding 5.85% convertible subordinated unsecured debentures (the Debentures) as of September 16, 2009. Taylor will pay a redemption amount of $1,000.96 for each $1,000.00 principal amount of debentures. The redemption amount is equal to the principal and all accrued and unpaid interest thereon to but excluding the redemption date (collectively, the Total Redemption Price).

The Total Redemption Price will be paid to holders upon presentation and surrender of the Debentures called for redemption at Computershare Trust Company of Canada, Suite 600, 530-8th Ave SW, Calgary, AB T2P 3S8 Attention: Corporate Trust. See the redemption notice posted on Taylor NGL Limited Partnership's SEDAR profile for further details.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This press release contains certain forward-looking statements that are based on Taylor's current expectations, estimates, projections and assumptions and includes statements herein regarding Taylor's intention to redeem the Debentures and the terms of such redemption. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties as detailed in the Trust's Annual Information Form under the heading "Risk Factors". Undue reliance should not be placed on these forward-looking statements, as known and unknown risks and uncertainties may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Examples of areas of risk and uncertainty include: volume of natural gas delivered for processing at the Partnership's facilities; ability of the facilities to process the natural gas delivered; cost of operating the facilities; cost of maintaining the facilities; and volume and value, net of feedstock costs, of the Partnership's proprietary products such as natural gas liquids (NGL), frac oil and CO_2. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

Calgary Place
1700 355 4th Ave SW main 403.691.7575
Calgary AB T2P 0J1 fax 403.691.7576

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange

Notice is hereby given that Taylor NGL Limited Partnership relies on the continuous disclosure documents filed by AltaGas Income Trust pursuant to the exemption from the requirements of National Instruments 51-102 – Continuous Disclosure Obligations ("NI 51-102") provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of AltaGas Income Trust can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for AltaGas Income Trust as required by Section 13.4 of NI 51-102.

August 7, 2009

TAYLOR NGL LIMITED
PARTNERSHIP, by its general partner,
TAYLOR GAS LIQUIDS LTD.

"Signed"
Bradley G.H. Mattson
Vice President and Corporate Controller

ALTAGAS INCOME TRUST

Unaudited selected summary financial information

AltaGas Income Trust (the "Trust"), fully and unconditionally guarantees the payment obligations of its 100% beneficially owned subsidiary Taylor NGL Limited Partnership ("Taylor") under the publicly traded 5.85% convertible unsecured subordinated debentures issued by Taylor (the "Debentures"). Accordingly, the following financial information is provided by the Trust in compliance with the requirements of Section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exception for certain credit support issuers. The tables below contain selected summary financial information for (i) the Trust (as credit supporter), (ii) Taylor (as credit support issuer on a consolidated basis), (iii) the Trust's subsidiaries, including its jointly controlled investments, other than Taylor, on a combined basis, (iv) consolidating adjustments, and (v) the Trust and all of its subsidiaries on a consolidated basis, for the period indicated. This summary financial information for the Trust and Taylor and all other subsidiaries is intended to provide investors with meaningful financial information about the Partnership and its subsidiaries. This summary financial information should be read in conjunction with the Trust's audited consolidated financial statements for the year ended December 31, 2008 and unaudited interim consolidated financial statements for the six months ended June 30, 2009.

For six months ended June 30, 2009 (thousands $):					
	AltaGas Income Trust (credit supporter) [2]	Taylor NGL Limited Partnership (credit supporter issuer)	Other subsidiaries of AltaGas Income Trust [3]	Consolidating Adjustments [4]	AltaGas Income Trust Consolidated
Current assets	29	33,713	393,960	142	427,844
Non-current assets	2,150,187	484,349	418,650	(1,228,075)	1,825,111
Current liabilities	20,115	7,846	207,684	145	235,790
Non-current liabilities	497,917	95,883	1,398,312	(1,025,586)	966,526
Revenue	74,794	113,534	526,920	(74,794)	640,454
Operating income [5]	74,794	26,457	63,566	(74,794)	90,024
Net income	74,817	25,620	48,777	(74,817)	74,397

[1] The consolidating summary financial information in the table above is unaudited and AltaGas' independent auditors have not performed a review of the information.
[2] This column accounted for investments in all subsidiaries of AltaGas (including Taylor) under the equity method.
[3] This column accounts for investments in all subsidiaries of AltaGas (other than Taylor) on a consolidated basis.
[4] This column includes the necessary adjustments to eliminate intercompany balances between AltaGas, Taylor and other subsidiaries and other adjustments required to arrive at the information for AltaGas Income Trust on a consolidated basis.
[5] Taylor incurred approximately $19 million in transaction costs and employee obligation expenses in conjunction with its acquisition by AltaGas pursuant to the Support Agreement as provided in AltaGas' takeover offer dated November 29, 2007.

SEC File # 82-34911

SEC File # 82-34911

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7576

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange

Notice is hereby given that Taylor NGL Limited Partnership relies on the continuous disclosure documents filed by AltaGas Income Trust pursuant to the exemption from the requirements of National Instruments 51-102 – Continuous Disclosure Obligations ("NI 51-102") provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of AltaGas Income Trust can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for AltaGas Income Trust as required by Section 13.4 of NI 51-102.

May 8, 2009

TAYLOR NGL LIMITED
PARTNERSHIP, by its general partner,
TAYLOR GAS LIQUIDS LTD.

"Signed"
Bradley G.H. Mattson
Vice President and Corporate Controller

ALTAGAS INCOME TRUST

Unaudited selected summary financial information

AltaGas Income Trust (the "Trust"), fully and unconditionally guarantees the payment obligations of its 100% beneficially owned subsidiary Taylor NGL Limited Partnership ("Taylor") under the publicly traded 5.85% convertible unsecured subordinated debentures issued by Taylor (the "Debentures"). Accordingly, the following financial information is provided by the Trust in compliance with the requirements of Section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exception for certain credit support issuers. The tables below contain selected summary financial information for (i) the Trust (as credit supporter), (ii) Taylor (as credit support issuer on a consolidated basis), (iii) the Trust's subsidiaries, including its jointly controlled investments, other than Taylor, on a combined basis, (iv) consolidating adjustments, and (v) the Trust and all of its subsidiaries on a consolidated basis, for the period indicated. This summary financial information for the Trust and Taylor and all other subsidiaries is intended to provide investors with meaningful financial information about the Partnership and its subsidiaries. This summary financial information should be read in conjunction with the Trust's audited consolidated financial statements for the year ended December 31, 2008 and unaudited consolidated financial statements for the three months ended March 31, 2009.

For three months ended March 31, 2009 (thousands $):					
	AltaGas Income Trust (credit supporter) [2]	Taylor NGL Limited Partnership (credit supporter issuer)	Other subsidiaries of AltaGas Income Trust [3]	Consolidating Adjustments [4]	AltaGas Income Trust Consolidated
Current assets	10	46,325	312,772	390	359,497
Non-current assets	1,843,230	483,521	696,190	(1,225,358)	1,797,583
Current liabilities	15,170	32,134	219,812	386	267,502
Non-current liabilities	198,610	95,536	888,625	(358,439)	824,332
Revenue	38,129	63,326	291,230	(38,129)	354,557
Operating income [5]	38,129	13	44,737	(38,129)	44,750
Net income	38,260	14	37,520	(38,260)	37,535

(1) The consolidating summary financial information in the table above is unaudited and AltaGas' independent auditors have not performed a review of the information.
(2) This column accounted for investments in all subsidiaries of AltaGas (including Taylor) under the equity method.
(3) This column accounts for investments in all subsidiaries of AltaGas (other than Taylor) on a consolidated basis.
(4) This column includes the necessary adjustments to eliminate intercompany balances between AltaGas, Taylor and other subsidiaries and other adjustments required to arrive at the information for AltaGas Income Trust on a consolidated basis.
(5) During the quarter Taylor incurred approximately $19 million in transaction costs and employee obligation expenses in conjunction with its acquisition by AltaGas pursuant to the Support Agreement as provided in AltaGas' takeover offer dated November 29, 2007.

SEC File # 82-34911

Calgary Place
1700 355 4th Ave SW   main 403.691.7575
Calgary AB T2P 0J1   fax 403.691.7576

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange

Notice is hereby given that Taylor NGL Limited Partnership relies on the continuous disclosure documents filed by AltaGas Income Trust pursuant to the exemption from the requirements of National Instruments 51-102 – Continuous Disclosure Obligations ("NI 51-102") provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of AltaGas Income Trust can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for AltaGas Income Trust as required by Section 13.4 of NI 51-102.

March 4, 2009

TAYLOR NGL LIMITED
PARTNERSHIP, by its general partner,
TAYLOR GAS LIQUIDS LTD.

"Signed"
Bradley G.H. Mattson
Vice President and Corporate Controller

SEC File # 82-34911

ALTAGAS INCOME TRUST

Unaudited selected summary financial information

AltaGas Income Trust (the "Trust"), fully and unconditionally guarantees the payment obligations of its 100% beneficially owned subsidiary Taylor NGL Limited Partnership ("Taylor") under the publicly traded 5.85% convertible unsecured subordinated debentures issued by Taylor (the "Debentures"). Accordingly, the following financial information is provided by the Trust in compliance with the requirements of Section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exception for certain credit support issuers. The tables below contain selected summary financial information for (i) the Trust (as credit supporter), (ii) Taylor (as credit support issuer on a consolidated basis), (iii) the Trust's subsidiaries, including its jointly controlled investments, other than Taylor, on a combined basis, (iv) consolidating adjustments, and (v) the Trust and all of its subsidiaries on a consolidated basis, for the period indicated. This summary financial information for the Trust and Taylor and all other subsidiaries is intended to provide investors with meaningful financial information about the Partnership and its subsidiaries. This summary financial information should be read in conjunction with the Trust's audited consolidated financial statements for the year ended December 31, 2008. As the Trust acquired Taylor on January 10, 2008, the summary financial information disclosed in the table below only includes revenue, operating income and net income for the eleven months ended December 31, 2008.

For the eleven months ended December 31, 2008 (thousands $):					
	AltaGas Income Trust (credit supporter) [2]	Taylor NGL Limited Partnership (credit supporter issuer)	Other subsidiaries of AltaGas Income Trust [3]	Consolidating Adjustments [4]	AltaGas Income Trust Consolidated
Current assets	9	40,240	349,000	(2)	389,247
Non-current assets	1,740,209	482,936	768,072	(1,216,903)	1,774,314
Current liabilities	16,312	38,494	293,778	-	348,584
Non-current liabilities	199,328	96,005	1,506,264	(944,061)	857,535
Revenue	163,357	299,761	1,157,033	(163,357)	1,816,795
Operating income [5]	163,357	45,084	144,284	(163,357)	189,368
Net income	163,571	42,672	120,899	(163,571)	163,571

[1] The consolidating summary financial information in the table above is unaudited and AltaGas' independent auditors have not performed a review of the information.
[2] This column accounted for investments in all subsidiaries of AltaGas (including Taylor) under the equity method.
[3] This column accounts for investments in all subsidiaries of AltaGas (other than Taylor) on a consolidated basis.
[4] This column includes the necessary adjustments to eliminate intercompany balances between AltaGas, Taylor and other subsidiaries and other adjustments required to arrive at the information for AltaGas Income Trust on a consolidated basis.
[5] During the quarter Taylor incurred approximately $19 million in transaction costs and employee obligation expenses in conjunction with its acquisition by AltaGas pursuant to the Support Agreement as provided in AltaGas' takeover offer dated November 29, 2007.

SEC File # 82-34911

AltaGas

NEWS RELEASE

AltaGas utility group

ALTAGAS INCOME TRUST AGREES TO MAKE OFFER TO ACQUIRE REMAINING 80.2 PERCENT OF ALTAGAS UTILITY GROUP INC.

Calgary, Alberta (August 17, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and AltaGas Utility Group Inc. (Utility Group) (TSX: AUI) jointly announce that they have entered into a support agreement (the Agreement) pursuant to which AltaGas will, subject to certain conditions, make a cash offer for all of the outstanding common shares of Utility Group not already owned by AltaGas and its affiliates by way of a take-over bid for $9.05 per common share (the Offer).

The Offer represents a 45 percent premium based on the $6.25 closing price of Utility Group common shares on August 14, 2009 and a 21 percent premium to the price at which Utility Group was spun out by the Trust in 2005. The acquisition is valued at approximately $200 million, including assumed debt expected to approximate $130 million, and represents approximately 1.15 times the expected combined regulated rate base. The estimated $59 million cash required to close the transaction will be funded by existing credit facilities.

"The Utility Group acquisition is an outstanding strategic fit for AltaGas," said David Cornhill, Chairman and CEO of the Trust. "Utility Group's steady, measured approach to doing business parallels AltaGas' strategy of investing in energy infrastructure that provides long-term, stable cash flow and solid returns. Adding Utility Group's investments, people and growth opportunities to AltaGas expands, diversifies and strengthens our gas division and overall business."

AltaGas previously held Utility Group's underlying investments as its Natural Gas Distribution segment. The tax attributes of the business were not compatible with a trust structure. Accordingly following AltaGas' conversion to an income trust, it spun out its Natural Gas Distribution segment in 2005 to create Utility Group. Given the pending change in Canadian tax legislation regarding the taxable status of trusts, this acquisition aligns with AltaGas' plan to convert to a corporation in the second half of 2010.

The Board of Directors of AltaGas has unanimously approved the Agreement. Likewise, at the recommendation of a Special Committee of independent directors, the Board of Directors of Utility Group has unanimously approved the Agreement and has concluded the transaction is in the best interest of Utility Group shareholders. The independent members of the Board of Directors of Utility Group have unanimously resolved to recommend that the Utility Group shareholders tender their common shares in acceptance of the Offer.

"On a full year basis, the Trust expects the acquisition to be accretive to earnings per unit in the range of $0.04 to $0.06 and to cash flow per unit in the range of $0.15 to $0.20," said Mr. Cornhill. "Utility Group's management team and employees have successfully delivered a strong track record of growth over the past four years. We look forward to welcoming back employees of Utility Group and its subsidiary, AltaGas Utilities Inc., the Alberta-based natural gas distribution business that AltaGas originally acquired in 1998."

"Over the last four years, the Utility Group team has grown rate base, including Ikhil, at a compound annual growth rate of approximately 15 percent, while delivering its signature safe reliable service to customers. In the current capital markets, the value of this growth has not been reflected in Utility Group's trading price. We are pleased that the Trust has valued this growth, and that this offer for all shares of Utility Group provides our shareholders an opportunity to realize the value increase achieved by our management and staff," said Patricia

Newson, President and CEO of Utility Group. "As part of a larger entity, Utility Group will continue to pursue significant organic growth and business acquisition opportunities."

The Offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Utility Group, excluding those held by AltaGas and its affiliates. In addition, the Offer is subject to receipt of customary regulatory approvals, including that of the Alberta Utilities Commission.

Pursuant to the Agreement, Utility Group has agreed to support the Offer, to terminate any discussions with other parties, not to solicit or initiate discussions or negotiations with any third party with respect to alternative transactions and to grant AltaGas a right of first refusal to match any other proposals. Utility Group has also agreed to pay AltaGas a termination fee of $2.4 million in certain circumstances if the Offer is not completed.

AltaGas has been advised and expects that insiders who currently own approximately 20 percent of the outstanding shares of Utility Group intend to tender to the Offer. The Offer documents and directors' circular are expected to be mailed to Utility Group shareholders in late August 2009. Expiry of the Offer and closing are expected in October 2009, or as soon thereafter as all regulatory approvals are obtained.

CIBC World Markets Inc. is acting as financial advisor to AltaGas with respect to the transaction. Stikeman Elliott LLP is acting as legal advisor to AltaGas.

Peters & Co. Limited is acting as financial advisor to Utility Group and a Special Committee of its Board with respect to the transaction. It has advised the Board of Directors of Utility Group that it is of the opinion, as of the date hereof, that the consideration received by Utility Group shareholders pursuant to the proposed acquisition is fair from a financial point of view. Macleod Dixon LLP is acting as legal advisor to Utility Group. MPA Morrison Park Advisors Inc. was engaged by Utility Group to provide a formal valuation of Utility Group common shares in accordance with certain securities laws applicable to related party transactions.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Utility Group Inc. is a publicly traded company holding interests in AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd. Combined these regulated natural gas distribution businesses serve more than 71,000 customers in three areas of Canada through an infrastructure of over 20,000 kilometres of pipelines. Utility Group also holds an interest in the Ikhil Joint Venture which produces and supplies natural gas in Inuvik, Northwest Territories.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index. AltaGas Utility Group Inc. common shares trade on the Toronto Stock Exchange under the symbol AUI.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as

exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca

AltaGas Utility Group Inc.:

Patricia Newson
President and CEO
(403) 806-3330
patricia.newson@altagasutility.com

Jared Green
VP Controller & Corporate Secretary
(403) 806-3320
jared.green@altagasutility.com

www.altagasutilitygroup.com

AltaGas **NEWS RELEASE** SEC File # 82-34911

ALTAGAS' BEAR MOUNTAIN WIND PARK BEGINS DELIVERING POWER

Calgary, Alberta (August 6, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that the first of 34 Enercon E-82 turbines being erected at its 102-megawatt (MW) Bear Mountain Wind Park was completed ahead of schedule and is delivering power into British Columbia's electrical grid.

"British Columbia has an abundant supply of clean, renewable energy, including widely distributed wind resources like those at Bear Mountain," said Blair Lekstrom, Minister of Energy, Mines and Petroleum Resources. "Wind, along with run-of-river, biomass, solar, tidal and other forms of clean, renewable energy, are helping B.C. become electricity self-sufficient while decreasing our greenhouse gas emissions. By diversifying our energy mix, we can ensure a steady, affordable and clean supply of electricity for British Columbians."

"This is an important milestone for AltaGas and for renewable power in British Columbia," said David Cornhill, Chairman and CEO of the Trust. "AltaGas is committed to growing its renewable power generation capacity. With 1,500 MW of wind power opportunities and an additional 400 MW of run-of-river power opportunities under study or development, AltaGas is well positioned to be a leader in clean energy generation. The Bear Mountain Wind Park demonstrates our ability to meet complex project development on time and on budget. It has been a delight to work with the people of Dawson Creek and the various governments to bring this long-term, clean, renewable wind power to British Columbia."

Owned and operated by AltaGas, the $200 million project is on track to become British Columbia's first fully operational wind park. To date 24 of the 34 towers have been erected and are awaiting installation of the turbine blades. Scheduled for full-scale power delivery in November 2009, the project is expected to meet or beat that power delivery target. Under the Government of Canada's ecoENERGY for Renewable Power program, the project will receive a one cent per kilowatt-hour incentive over the next ten years, in accordance with the terms of the agreement.

To view photos of construction, visit: www.altagas.ca and click on the Bear Mountain link on the homepage.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's

actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008. This MD&A dated August 5, 2009 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements and notes thereto of the Trust as at and for the three and six months ended June 30, 2009 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2008.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook"; "Capital Projects"; "Gas Business Outlook"; "Power Business Outlook"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other than which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership and Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
Revenue	**285.8**	487.1	**640.4**	931.5
Unrealized gain (loss) on risk management	**5.9**	(2.9)	**6.5**	(2.3)
Net revenue(1)	**114.3**	117.3	**226.4**	228.0
EBITDA(1)	**63.5**	53.7	**125.6**	117.3
EBITDA before unrealized gain (loss) on risk management(1)	**57.6**	56.6	**119.1**	119.6
Operating income(1)	**45.5**	36.9	**90.0**	84.5
Operating income before unrealized gain (loss) on risk management(1)	**39.6**	39.8	**83.5**	86.8
Net income	**36.9**	32.9	**74.4**	70.5
Net income before tax-adjusted unrealized gain (loss) on risk management(1)	**32.3**	34.4	**69.3**	71.8
Net income before tax(1)	**37.7**	30.7	**76.7**	71.2
Total assets	**2,253.0**	2,069.2	**2,253.0**	2,069.2
Total long-term liabilities	**966.5**	784.6	**966.5**	784.6
Net additions to capital assets	**58.8**	17.2	**84.6**	671.2
Distributions declared(2)	**42.7**	35.7	**83.9**	70.3
Cash flows				
Cash from operations	**66.7**	79.1	**97.4**	117.2
Funds from operations(1)	**46.1**	50.6	**103.1**	106.8

($ per unit)	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
EBITDA(1)	**0.80**	0.80	**1.63**	1.77
EBITDA before unrealized gain (loss) on risk management(1)	**0.73**	0.84	**1.54**	1.81
Net income - basic	**0.47**	0.49	**0.96**	1.06
Net income - diluted	**0.46**	0.49	**0.96**	1.06
Net income before tax-adjusted unrealized gain (loss) on risk management(1)	**0.41**	0.51	**0.90**	1.08
Net income before tax(1)	**0.48**	0.46	**0.99**	1.08
Distributions declared(2)	**0.54**	0.525	**1.08**	1.05
Cash flows				
Cash from operations	**0.84**	1.17	**1.26**	1.77
Funds from operations(1)	**0.58**	0.75	**1.33**	1.61
Units outstanding - basic (millions)				
During the period(3)	**79.0**	67.4	**77.3**	66.2
End of period	**79.2**	70.9	**79.2**	70.9

(1) *Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

SEC File # 82-34911

Three Months Ended June 30

Net income for the three months ended June 30, 2009 was $36.9 million or 10 percent higher than the $32.9 million reported for the same period in 2008. Net income was $0.47 per basic unit in the current quarter which was less than comparable quarter of $0.49 per basic unit due largely to the equity offerings of February 2009 and June 2008. During the quarter, the gas business performed well despite lower commodity prices and lower drilling activity in the Western Canada Sedimentary Basin (WCSB). The power business reported lower results primarily due to lower revenue from sales at spot power prices, but benefited from hedged prices that were significantly higher than spot prices. Unrealized gains, short-term investment income and lower administrative expenses recorded in the Corporate segment contributed to earnings compared to an operating loss reported in the comparable quarter. The Trust also reported higher interest expense because of the term debt financing undertaken by the Trust in the first half of 2009 which replaced floating debt that had lower effective interest rates. Income tax expense was higher in second quarter 2009 compared to the same quarter in 2008 due to tax on unrealized gains reported in the Corporate segment.

Operating income from the gas business was $24.6 million in second quarter 2009 compared to $23.7 million in same quarter 2008. Results were relatively flat despite the challenging economic environment faced by the gas business. Operating income increased due to no major turnarounds unlike the second quarter of 2008 when the gas business reported $4.9 million lower operating income as a result of turnarounds. Operating income also increased due to an adjustment to Energy Services liabilities related to natural gas transactions, higher extraction volumes processed and higher contracted transmission volumes. These increases were partially offset by lower throughput within most Field Gathering and Processing (FG&P) areas and lower NGL frac spreads.

In the power business, operating income was $19.6 million in second quarter 2009 compared to $29.4 million in second quarter 2008. Operating income decreased due to historic lower spot prices compared to second quarter 2008 when power prices were at historic highs, higher power volumes sold at spot prices and lower contributions from gas-fired peaking plants. The power business benefited from fixed-rate hedges that were higher than the spot prices for electricity during the quarter, as well as lower environmental compliance costs.

On a consolidated basis, net revenue for the quarter ended June 30, 2009 was $114.3 million compared to $117.3 million in same quarter 2008. In the gas business, net revenue decreased due to lower spot commodity prices, lower throughput in most FG&P areas and lower operating cost recoveries. These decreases were partially offset by the adjustment to Energy Services liabilities, higher extraction volumes and higher contracted transmission volumes. In the power business, net revenue decreased due to lower revenue from the sale of power at spot power prices which were partially offset by strong hedge prices and lower costs. The Corporate segment reported higher net revenue due to unrealized gains and short-term investment income.

Operating and administrative expense for second quarter 2009 was $50.8 million, down from $63.4 million in same quarter 2008. The decrease was a result of no turnarounds in second quarter 2009 compared to second quarter 2008 when approximately $6.0 million in turnaround costs were recorded, $2.6 million charge for project development costs in second quarter 2008 and lower administrative costs due to cost control measures in the Corporate segment. The decreases were partially offset by higher costs incurred to support the Trust's growth initiatives in both the gas and power business.

Amortization expense for second quarter 2009 was $18.0 million compared to $16.8 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Interest expense for second quarter 2009 was $8.0 million compared to $6.3 million in same quarter 2008. The increase was due to a higher average borrowing rate because of the $200 million MTN issuance in April 2009 at a 7.42 percent

coupon rate. Interest rate increases were partially offset by lower average debt balances of $590.6 million compared to $615.9 million for the same period in 2008. The average borrowing rate was 6.2 percent in second quarter 2009 compared to 4.6 percent for second quarter 2008.

Income tax expense in second quarter 2009 was $0.8 million compared to income tax recovery of $2.2 million in the same period 2008. The increase was largely due to the tax impact of unrealized gains from risk management contracts.

Six Months Ended June 30

Net income for the six months ended June 30, 2009 was $74.4 million, higher than net income from the same period in 2008 of $70.5 million. Net income was $0.96 per basic unit for the first six months of 2009 which was less than comparable period of $1.06 per basic unit due largely to the equity offerings of February 2009 and June 2008. During the first half of 2009, the gas business performed well despite lower commodity prices and lower drilling activity within WCSB. The power business reported lower results primarily due to lower revenue from sales at spot power prices compared to the same period last year, but benefited from strong hedge prices and lower costs. Unrealized gains and lower administrative expenses recorded in the first half of 2009 in the Corporate segment contributed to a lower operating loss in this segment compared to the same period last year. The Trust reported slightly higher interest expense in the first half of 2009 compared to the same period in 2008 due to higher interest rates but was partially offset by lower average debt balances. Income tax expense was higher in the six months ended June 30, 2009 compared to the same period in 2008 due to higher taxes on unrealized gains partially offset by lower income subject to tax.

Operating income from the gas business was $53.0 million in the first half of 2009 compared to $52.6 million in same period 2008. Results were relatively flat in spite of the challenging economic environment faced by the gas business. Operating income increased primarily due to no major turnarounds in the first half of 2009, the adjustment to Energy Services liabilities, higher extraction volumes processed and higher contracted volumes in the transmission business. These increases were partially offset by lower throughput in most FG&P areas and lower NGL frac spreads received on the unhedged volumes.

In the power business, operating income was $43.7 million in the first half of 2009 compared to $55.3 million in same period 2008. Operating income decreased due to lower revenue from sales at spot power prices, partially offset by stronger hedge prices and lower costs.

The operating loss incurred by the Corporate segment decreased primarily due to higher unrealized gains, no one-time charges unlike the $2.6 million for project development costs in second quarter 2008 and lower administrative expenses primarily due to cost control measures initiated in late 2008.

On a consolidated basis, net revenue for the six months ended June 30, 2009 was $226.4 million compared to $228.0 million in same period 2008. In the gas business, net revenue decreased due to lower throughput in most FG&P areas, lower spot commodity prices and lower operating cost recoveries, partially offset by adjustments to Energy Services liabilities, higher extraction volumes and higher contracted transmission volumes. In the power business, net revenue decreased due to lower revenue from the sale of power at spot power prices, partially offset by strong hedge prices and lower costs. The Corporate segment reported higher net revenue due to unrealized gains and short-term investment income.

Operating and administrative expense for the six months ended June 30, 2009 was $100.8 million, down from $110.6 million in same period last year. The decrease was largely due to no turnarounds unlike the same period last year, when $6.0 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project

development costs in the same period last year. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the addition of new assets and businesses acquired by the Trust during the second half of 2008.

Amortization expense for the six months ended June 30, 2009 was $35.6 million compared to $32.8 million in the same period last year. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Interest expense for the six months ended June 30, 2009 was $13.6 million compared to $13.3 million in the same period last year. The increase was due to a higher average borrowing rate, partially offset by lower average debt balances of $579.6 million compared to $596.6 million for the same period in 2008. The average borrowing rate was 5.4 percent in the first half of 2009 compared to 4.9 percent in the same period in 2008.

Income tax expense in the first half of 2009 was $2.3 million compared to $0.8 in the same period 2008. The increase was due to the tax impact of risk management contracts, partially offset by lower income subject to the tax provision.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and Alberta power prices, the Trust has a disciplined hedging strategy which mitigates the impact of NGL frac spread and power price volatility. For the remainder of 2009, two-thirds of NGL and power volumes exposed to spot prices have been hedged at prices similar to hedged prices in 2008. For 2010, over 20 percent of volumes exposed to frac spreads have been hedged at approximately $24/Bbl and approximately 50 percent of Alberta power volumes have been hedged at $77/MWh.

Gas business results are expected to be relatively unchanged in 2009 compared to 2008 since revenue contributions from completed capital projects and fewer turnarounds are expected to offset lower commodity prices. Management expects current producer drilling rates to remain unchanged into the fall of 2009; however, management believes natural gas prices may modestly strengthen when the lack of drilling adjusts the balance between North American natural gas supply and demand. Although this presents a short-term challenge for the FG&P segment, AltaGas believes it is well positioned when the economic environment improves. AltaGas is working closely with its customers to find ways to optimize gas processing capacity in an effort to reduce costs for its customers and rationalize processing capacity in its operating areas. The Trust is also working with producers on engineering estimates and feasibility studies for plant expansions and consolidations. Despite continued low gas prices, the Trust is expediting plans to take advantage of these opportunities.

The gas business is also expected to benefit from the capital projects undertaken in 2008 to increase plant efficiencies and throughput at the Harmattan Complex, the operation of the Sarnia Storage Project and the expansion of the Ethylene Delivery System (EDS), as well as measures to improve efficiencies at other facilities.

The power business results are expected to be lower based on the current forward spot price for power. Lower power prices are expected to be partially offset by the Bear Mountain Wind Park, which is expected to be in commercial service in November 2009. The power segment is also expected to benefit from measures taken to reduce environmental costs.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $300 million with committed spending of approximately $255 million. The majority of the $240 million of committed spending is to complete the construction of the Bear Mountain Wind Park. The remaining $60 million uncommitted is predominately for gas projects.

Based on projects currently under review, AltaGas expects capital expenditures for 2010 to be approximately $200 million, 80 percent for gas and 20 percent for power. To date, no commitments have been made for capital projects in 2010.

Harmattan Co-stream Project

On July 6, 2009, AltaGas entered into a Memorandum of Understanding (MOU) with NOVA Chemicals Corporation (NOVA Chemicals). The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years, AltaGas will deliver all liquids or co-stream gas products on a full cost-of-service basis to NOVA Chemicals, and would provide that all capital expenditures and operating costs related to the proposed project be fully recovered through fees under normal operations. The MOU is subject to normal conditions precedent, including execution and delivery of mutually satisfactory definitive agreements between AltaGas and NOVA Chemicals, a favourable decision on the Harmattan Co-stream application made by AltaGas and currently under review by the Alberta Energy Resources Conservation Board (ERCB) and approval by the boards of directors of AltaGas and NOVA Chemicals.

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr run-of-river hydroelectric project in northwest B.C. In addition AltaGas is in the early stages of developing the McLymont Creek (66 MW) and Volcano Creek (16 MW) run-of-river projects. These three projects were submitted to BC Hydro in late 2008 as part of the Clean Power Call competition to supply electricity.

In late July 2009, the BC Utilities Commission (BCUC) rejected BC Hydro's Long Term Energy Acquisition Plan, which may impact BC Hydro's planned process for awarding contracts. Management continues to monitor the results of this decision and any impacts they may have on the projects submitted to BC Hydro's Clean Power Call.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gain (loss) on risk management, net income before tax-adjusted unrealized gain (loss) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue		Three Months Ended		Six Months Ended	
(unaudited)		June 30		June 30	
($ millions)		**2009**	2008	**2009**	2008
Net revenue		**114.3**	117.3	**226.4**	228.0
Add:	Cost of sales	**171.5**	369.8	**414.0**	703.5
Revenue (GAAP financial measure)		**285.8**	487.1	**640.4**	931.5

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, since changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income (unaudited) ($ millions)		Three Months Ended June 30 **2009**	2008	Six Months Ended June 30 **2009**	2008
Operating income		**45.5**	36.9	**90.0**	84.5
Add (deduct):	Interest expense	**(8.0)**	(6.3)	**(13.6)**	(13.3)
	Foreign exchange gain	**0.2**	0.1	**0.3**	0.1
	Income tax (expense) recovery	**(0.8)**	2.2	**(2.3)**	(0.8)
Net income (GAAP financial measure)		**36.9**	32.9	**74.4**	70.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments since it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA (unaudited) ($ millions)		Three Months Ended June 30 **2009**	2008	Six Months Ended June 30 **2009**	2008
EBITDA		**63.5**	53.7	**125.6**	117.3
Add (deduct):	Amortization	**(18.0)**	(16.8)	**(35.6)**	(32.8)
	Interest expense	**(8.0)**	(6.3)	**(13.6)**	(13.3)
	Foreign exchange gain	**0.2**	0.1	**0.3**	0.1
	Income tax (expense) recovery	**(0.8)**	2.2	**(2.3)**	(0.8)
Net income (GAAP financial measure)		**36.9**	32.9	**74.4**	70.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gain (Loss) on Risk Management ($ millions)		Three Months Ended June 30 **2009**	2008	Six Months Ended June 30 **2009**	2008
EBITDA before unrealized gain (loss) on risk management		**57.6**	56.6	**119.1**	119.6
Add (deduct):	Unrealized gain (loss) on risk management	**5.9**	(2.9)	**6.5**	(2.3)
	Amortization	**(18.0)**	(16.8)	**(35.6)**	(32.8)
	Interest expense	**(8.0)**	(6.3)	**(13.6)**	(13.3)
	Foreign exchange gain	**0.2**	0.1	**0.3**	0.1
	Income tax (expense) recovery	**(0.8)**	2.2	**(2.3)**	(0.8)
Net income (GAAP financial measure)		**36.9**	32.9	**74.4**	70.5

EBITDA before unrealized gain (loss) on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gain (loss) on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance excluding unrealized gain (loss) from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gain (loss) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gain (Loss) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2009**	2008	**2009**	2008
Net income before tax-adjusted unrealized gain (loss) on risk management		**32.3**	34.5	**66.6**	71.8
Add (deduct):	Unrealized gain (loss) on risk management	**5.9**	(2.9)	**6.5**	(2.3)
	Income tax (expense) recovery on risk management	**(1.3)**	1.3	**1.3**	1.0
Net income (GAAP financial measure)		**36.9**	32.9	**74.4**	70.5

Net income before tax-adjusted unrealized gain (loss) on risk management is a better reflection of actual performance than net income, since changes related to risk management are based on unrealized estimates relating to commodity prices, interest rates and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity and therefore evaluates company performance prior to accounting for the unrealized gain (loss) from risk management activities. Net income before tax-adjusted unrealized gain (loss) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gain (loss) on risk management and its related income tax expense.

Net Income Before Tax		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2009**	2008	**2009**	2008
Net income before tax		**37.7**	30.7	**76.7**	71.3
Add (deduct):	Income tax (expense) recovery	**(0.8)**	2.2	**(2.3)**	(0.8)
Net income (GAAP financial measure)		**36.9**	32.9	**74.4**	70.5

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed, which can change from year to year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for income tax expenses or recoveries.

Funds from Operations		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2009**	2008	**2009**	2008
Funds from operations		**46.1**	50.6	**103.1**	106.8
Add (deduct):	Net change in non-cash working capital	**20.6**	28.6	**(5.6)**	10.6
	Asset retirement obligations settled	**-**	(0.1)	**(0.1)**	(0.2)
Cash from operations (GAAP financial measure)		**66.7**	79.1	**97.4**	117.2

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY BUSINESS

Operating Income	Three Months Ended	June 30	Six Months Ended	June 30
($ millions)	**2009**	2008	**2009**	2008
Gas	**24.6**	23.7	**53.0**	52.6
Power	**19.6**	29.4	**43.7**	55.3
Corporate	**1.3**	(16.1)	**(6.7)**	(23.4)
	45.5	37.0	**90.0**	84.5

GAS BUSINESS

Description of Extraction and Transmission (E&T) Assets

The E&T segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems.

Financial Results	Three Months Ended	June 30	Six Months Ended	June 30
($ millions)	**2009**	2008	**2009**	2008
Revenue	**78.0**	111.2	**175.6**	220.2
Net revenue	**42.4**	44.1	**87.0**	89.7
Operating and administrative expense	**14.3**	18.4	**29.0**	33.0
Amortization expense	**7.5**	6.9	**14.7**	13.1
Operating income	**20.6**	18.8	**43.3**	43.6

Operating Statistics	Three Months Ended	June 30	Six Months Ended	June 30
	2009	2008	**2009**	2008[4]
Extraction inlet gas processed (Mmcf/d)[1]	**798**	759	**840**	810
Extraction ethane volumes (Bbls/d)[1]	**26,214**	23,796	**27,643**	25,882
Extraction NGL volumes (Bbls/d)[1]	**13,120**	11,539	**13,463**	12,402
Total extraction volumes (Bbls/d)[1]	**39,334**	35,335	**41,106**	38,284
NGL frac spread - realized ($/Bbl)[1][2]	**22.05**	27.61	**23.70**	26.88
NGL frac spread - average spot price ($/Bbl)[1]	**16.34**	30.22	**15.76**	29.59
Transmission volumes (Mmcf/d)[1][3]	**345**	390	**347**	388

(1) *Average for the period.*

(2) *AltaGas reports an indicative NGL frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

(4) *Excludes volumes from the Taylor assets for first nine days of 2008 as a result of the timing of the Taylor acquisition.*

E&T Variance Analysis

Three Months Ended June 30

Operating income in second quarter 2009 was $20.6 million compared to $18.8 million reported for the same period in 2008. The increase was due to lower operating expenses and higher volumes due to no turnarounds in 2009, increased processed volumes due to the 2008 capital program at the Harmattan Complex and increased revenue from the Suffield pipeline. These increases were partially offset by lower realized NGL frac spreads and higher amortization incurred with the operation of facilities previously under construction.

Average ethane and NGL volumes in the extraction business increased by 2,418 Bbls/d and 1,581 Bbls/d respectively in second quarter 2009 compared to same quarter 2008, due to the completion of projects that attracted approximately 25 Mmcf/d of incremental natural gas at the Harmattan Complex and higher volumes at both Harmattan Complex and the

Younger Extraction Plant during the quarter as a result of planned turnarounds in second quarter 2008. Natural gas volumes transported in the transmission business during the second quarter 2009 decreased from the same quarter in 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in second quarter 2009 was $42.4 million, compared to $44.1 million in the same quarter in 2008. Net revenue decreased $3.2 million due to lower realized NGL frac spread and $1.8 million from lower operating cost recoveries. These decreases were partially offset by higher net revenue of $0.5 million from increased volumes generated by the 2008 capital program at the Harmattan Complex, $1.5 million with no turnarounds in 2009, increased fee-for-service revenues of $0.6 million and additional revenues of $0.7 million from the transmission business.

Operating and administrative expense in second quarter 2009 was $14.3 million compared to $18.4 million for the same quarter in 2008. The decrease is primarily due to reduced operating expenses of $2.8 million of which $2.5 million of turnaround costs were incurred in the second quarter of 2008. The other operating cost reductions were a result of lower prices for power and fuel, partially offset by higher administrative costs.

Amortization expense in second quarter 2009 was $7.5 million compared to $6.9 million for the quarter in 2008. The increase was due to capital projects that commenced operations in the latter part of 2008.

Six Months Ended June 30

Operating income in the first half of 2009 was $43.3 million compared to $43.6 million reported for the same period in 2008. The slight decrease was due to lower realized NGL frac spreads and higher amortization incurred with the operation of facilities previously under construction. These decreases were partially offset by higher net revenue and decreased operating expenses with no turnarounds in 2009, increased extraction volumes generated by the 2008 capital program at the Harmattan Complex and increased revenue from the EDS pipeline upgrade and the Suffield pipeline.

Average ethane and NGL volumes in the extraction business increased by 1,761 Bbls/d and 1,061 Bbls/d respectively in the first half of 2009 compared to same period 2008, due to the completion of projects that attracted approximately 25 Mmcf/d of incremental natural gas at the Harmattan Complex and higher volumes processed at both the Harmattan Complex and the Younger Extraction Plant during the first half of 2009 as a result of planned turnarounds in the same period last year. The increases were partially offset by intermittent curtailment of inlet gas at other extraction plants in response to lower frac spreads in early 2009. Natural gas volumes transported in the transmission business during the first half of 2009 decreased from the same period in 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost of service and take or pay contractual arrangements in place.

Net revenue in the first half of 2009 was $87.0 million, compared to $89.7 million in the same period in 2008. Net revenue decreased $5.3 million due to lower realized NGL frac spread and $2.9 million from lower operating cost recoveries. These decreases were partially offset by $2.8 million from increased extraction volumes generated by the 2008 capital program at the Harmattan Complex and higher net revenue of $1.5 million with no turnarounds in 2009. The transmission business contributed additional net revenues of $1.8 million due to higher take-or-pay commitments and lower deferred revenues.

Operating and administrative expense in the first half of 2009 was $29.0 million compared to $33.0 million for the same period in 2008. The decrease is primarily due to reduced operating expenses of $3.0 million of which $2.5 million of turnaround costs was incurred in the second quarter of 2008. The other reductions were a result of lower prices for power and fuel, partially offset by higher administrative costs.

Amortization expense in the first half of 2009 was $14.7 million compared to $13.1 million for the same period in 2008. The increase was due to capital projects that commenced operations in the latter part of 2008.

Description of Field Gathering and Processing (FG&P) Assets

The FG&P segment gathers and processes natural gas from producer-owned wells throughout Western Canada and delivers sales quality gas into downstream pipeline systems that supply North American natural gas markets. AltaGas operates plants in Alberta, Saskatchewan and British Columbia with a combined processing capacity of approximately 1.2 Bcf/d.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**34.7**	43.6	**69.8**	78.0
Net revenue	**32.6**	40.6	**66.0**	72.2
Operating and administrative expense	**23.9**	27.8	**46.8**	48.2
Amortization expense	**7.3**	7.0	**14.6**	13.9
Operating income	**1.4**	5.8	**4.6**	10.1

Operating Statistics	Three Months Ended June 30		Six Months Ended June 30	
	2009	2008	**2009**	2008[3]
Capacity (Mmcf/d)[1]	**1,172**	1,178	**1,172**	1,178
Throughput (gross Mmcf/d)[2]	**475**	554	**478**	549
Capacity utilization (%)[2]	**41**	47	**41**	47
Average working interest (%)[1]	**94**	90	**94**	90

(1) *As at the end of the reporting period.*

(2) *Average for the period.*

(3) *Excludes volumes from the first nine days of 2008 as a result of the timing of the Taylor acquisition.*

FG&P Variance Analysis

Three Months Ended June 30

Operating income in second quarter 2009 was $1.4 million compared to $5.8 million for the same quarter of 2008. Operating income increased by $0.4 million due to higher rates and volumes. The increase was more than offset by the impact of lower processed volumes and other facility revenues of approximately $4.0 million. Operating income was also lower by $0.5 million due to planned and unplanned downtime and $0.5 million due to higher administrative and amortization costs.

Capacity decreased slightly due to changes in the licensing of the Trust's current FG&P facilities. Utilization reported in second quarter 2009 was 41 percent compared to 47 percent reported in second quarter 2008 primarily due to lower throughput at most facilities.

Throughput in second quarter 2009 averaged 475 Mmcf/d compared to 554 Mmcf/d in second quarter 2008. The 14 percent or 79 Mmcf/d decrease has been estimated to be largely due to lower producer activity and producers shutting in gas production due to commodity prices (73 percent of the decline), planned and unplanned downtime (15 percent) and the disposition of facilities previously held in 2008 (11 percent). Drilling activity in Western Canada for natural gas has dropped significantly with 49 percent fewer gas well completions in the second quarter of 2009 than the same period last year.

Net revenue for the FG&P segment was $32.6 million in second quarter 2009 compared to $40.6 million for the same period in 2008. Net revenue decreased approximately $4.0 million from lower rates due to operating cost recoveries and $4.0 million from lower volumes processed and other revenues.

Operating and administrative expense in second quarter 2009 was $23.9 million compared to $27.8 million for the same quarter in 2008. The decrease was primarily due to a major plant turnaround in second quarter 2008 for $3.5 million.

Amortization expense for the FG&P segment in second quarter 2009 was $7.3 million, similar to $7.0 million for the same period in 2008.

Six Months Ended June 30

Operating income in first half of 2009 was $4.6 million compared to $10.1 million for the same period of 2008. Operating income increased by approximately $2.1 million due to higher rates, $1.3 million at plants where volumes increased and $0.4 million due to lower operating costs. The increases were more than offset by the impact of lower processed volumes and other revenues of approximately $5.0 million, planned and unplanned downtime of $2.4 million and higher administrative and amortization costs of $1.4 million.

Capacity decreased slightly due to changes in licensing of the Trust's current FG&P facilities. Utilization reported in the first half of 2009 was 41 percent compared to 47 percent reported in the same period of 2008, primarily due to lower throughput at most facilities. In response to low natural gas prices, several of AltaGas' customers have temporarily shut-in some production at some facilities.

Throughput in the first half of 2009 averaged 478 Mmcf/d compared to 549 Mmcf/d in same period 2008. The 13 percent decrease was largely due to lower producer activity, producers shutting in gas production due to commodity prices and operational issues. Drilling activity in Western Canada for natural gas has dropped significantly with 23 percent fewer gas well completions in the first half of 2009 than the same period last year.

Net revenue for the FG&P segment was $66.0 million in the first half of 2009 compared to $72.2 million for the same period in 2008. Net revenue decreased approximately $6.5 million from lower volumes processed and other revenues and $1.7 million lower operating cost recoveries, partially offset by $2.1 million from higher rates charged for processing.

Operating and administrative expense in the first half of 2009 was $46.8 million compared to $48.2 million for the same period in 2008. The decrease was primarily due to lower operating expenses as a result of a major plant turnaround in the first half of 2008 for $3.5 million. This decrease was partially offset by higher salary and wages and general operating expenses.

Amortization expense for the FG&P segment in the first half 2009 was $14.6 million compared to $13.9 million for the same period in 2008.

Description of Energy Services

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The Energy Services segment also includes AltaGas' 50 percent share of Sarnia Airport Storage Pool Limited Partnership which owns 5.3 Bcf of gas storage capacity. This storage facility was substantially completed and was ready to receive natural gas injections on June 25, 2009. The project was delivered on schedule and under budget.

Financial Results	Three Months Ended	June 30	Six Months Ended	June 30
($ millions)	**2009**	2008	**2009**	2008
Revenue	**133.5**	294.9	**318.6**	561.0
Net revenue	**6.1**	3.0	**12.2**	6.4
Operating and administrative expense	**3.1**	3.4	**6.2**	6.5
Amortization expense	**0.4**	0.5	**0.9**	1.0
Operating income (loss)	**2.6**	(0.9)	**5.1**	(1.1)

Operating Statistics	Three Months Ended	June 30	Six Months Ended	June 30
	2009	2008	**2009**	2008
Energy management service contracts(1)	**1,727**	1,514	**1,727**	1,514
Average volumes transacted (GJ/d)(2)	**287,315**	303,212	**330,714**	313,985

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.*

Energy Services Variance Analysis

Three Months Ended June 30

Operating income in second quarter 2009 was $2.6 million compared to an operating loss of $0.9 million for the same quarter in 2008. Operating income increased $4.1 million as a result of the reduction of liabilities related to natural gas transactions, $0.8 million from Sarnia Storage and $0.2 million from higher transportation margins. These increases were partially offset by $0.8 million in lower fixed-price gas and transportation sales and a one-time loss of $0.8 million from risk management contracts related to storage, which will be partially offset when related risk management contracts settle in January 2010.

Net revenue in second quarter 2009 was $6.1 million compared to $3.0 million for the same period in 2008. Net revenue increased $4.1 million due to the adjustment of liabilities related to natural gas transactions, $0.8 million from Sarnia Storage and $0.2 million in higher transportation margins. These increases were partially offset by $1.2 million in lower fixed-price gas and transportation sales and a one-time loss of $0.8 million for risk management contracts related to storage.

Six Months Ended June 30

Operating income in the Energy Services segment was $5.1 million for the first half of 2009 compared to an operating loss of $1.1 million for the same period in 2008. Operating income increased approximately $7.4 million as a result of the reduction of liabilities related to natural gas transactions, $0.8 million from Sarnia Storage, partially offset by $1.2 million in lower fixed-price gas and transportation sales and a one-time loss of $0.8 million for risk management contracts.

Net revenue in the first half of 2009 was $12.2 million compared to $6.4 million for the same period in 2008. Net revenue increased as a result of the liability adjustment of $7.4 million and contributions of $0.8 million from Sarnia Storage, partially offset by $1.6 million in lower fixed-price gas and transportation sales and a one-time loss of $0.8 million for risk management contracts..

Gas Business Outlook

In 2009 the gas business is expected to deliver similar results to 2008. For the remainder of 2009, approximately two-thirds of volumes exposed to frac spreads have been hedged at approximately $25/Bbl. Based on management's analysis of historical NGL prices along with industry published commodity prices, the current forward curve for 2009 shows prices reverting back to the long-term average of $10 to $12/Bbl. Given the existing frac spread hedge program,

AltaGas expects to realize approximately $22/Bbl frac spread in the last half of 2009. For 2010, over 20 percent of volumes exposed to frac spreads have been hedged at approximately $24/Bbl. The drop in spot NGL frac spreads from the historical highs of 2008 and lower producer activity are expected to be offset by the contribution from several capital investments. These investments include projects at the Harmattan Complex, the EDS expansion, the Sarnia Storage Project and other opportunities to consolidate plants and grow volume throughput in areas that continue to experience stronger drilling activity. An early indication of this trend is being experienced at the Younger Extraction Facility where management expects volumes to increase 20 to 30 percent by year end as a result of increased producer activity in northeastern British Columbia. Furthermore, the gas business is also expected to benefit from initiatives at the Rainbow Lake and Bantry facilities, which are expected to improve reliability and efficiency.

As part of an unplanned curtailment at one of AltaGas' facilities, management rescheduled a turnaround to coincide with this outage early in third quarter to reduce the impact of further downtime. This facility is within the FG&P segment and is expected to impact results by approximately $0.8 million in higher operating costs and lost revenues. After the curtailment and turnaround have been completed, volumes are expected to return to pre-outage rates. Results in FG&P are expected to improve over second quarter as a result of volume growth initiatives, cost control measures and facility optimization. During the full year of 2008, plant turnarounds in the gas business resulted in lower operating income of approximately $9 million.

Tight credit from lending institutions, lack of equity capital, along with low natural gas prices continue to negatively impact the natural gas industry. As a result, a number of producers have reduced their drilling and development activities across western Canada, having a direct impact on AltaGas' FG&P facilities. In the first half of 2009 there were 3,843 well completions in western Canada compared to 4,963 for the same period in 2008, a decline of approximately 23 percent. Management expects low drilling rates to continue into the fall of 2009; however, management believes that natural gas price may modestly strengthen when the lack of drilling puts equilibrium back into the North American natural gas supply and demand balance. Although this presents a short-term challenge for the FG&P segment, management believes it is well positioned to increase throughput when the economic environment improves.

AltaGas is working closely with its customers to find ways to optimize gas processing capacity in an effort to reduce costs for its customers and rationalize processing capacity in its operating areas. The Trust continues to work with producers on engineering estimates and feasibility studies for plant expansions. Despite continued low gas prices, management is expediting plans to take advantage of these opportunities.

AltaGas is also well positioned to take advantage of new gas developments in northeast British Columbia and northwest Alberta. AltaGas is working with producers to develop new gas plays such as the Montney and Doig pools as evidenced by AltaGas' Pouce Coupe gas plant expansion which is currently under regulatory review.

The gas business is also expected to benefit from access to the Dawn Storage Hub in eastern Canada as a result of contracts that commenced May 2009, which are related to the Sarnia Storage Project. Furthermore, a legacy gas marketing contract held by the Energy Services segment will expire in the fourth quarter. These changes are expected to increase operating income by approximately $4 million in 2009 and $10 million on an annualized basis.

POWER BUSINESS

Description of Power Generation Assets

The power business comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPAs) and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants have been installed with total generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia, a 102-MW wind park currently under construction in B.C. and approximately 1,900 MW of renewable power under development.

Financial Results	Three Months Ended	June 30	Six Months Ended	June 30
($ millions)	**2009**	2008	**2009**	2008
Revenue	**43.0**	58.1	**92.3**	109.7
Net revenue	**23.4**	31.9	**50.9**	60.3
Operating and administrative expense	**1.5**	0.5	**3.0**	1.2
Amortization expense	**2.3**	2.0	**4.2**	3.8
Operating income	**19.6**	29.4	**43.7**	55.3

Operating Statistics	Three Months Ended	June 30	Six Months Ended	June 30
	2009	2008	**2009**	2008
Volume of power sold (GWh)	**672**	648	**1,336**	1,308
Average price realized on the sale of power ($/MWh)(1)	**63.84**	89.46	**69.06**	83.80
Alberta Power Pool average spot price ($/MWh)(1)	**32.31**	107.56	**47.66**	92.13

(1) *Average for the period.*

Power Generation Variance Analysis

Three Months Ended June 30

Operating income in second quarter 2009 was $19.6 million compared to $29.4 million for the same quarter in 2008. Operating income decreased as a result of lower revenue from sales at spot power prices and lower contributions from gas-fired peaking plants, partially offset by strong hedge prices, lower PPA costs due to a favourable 30-day rolling average power price (RAPP) received during the June outage and lower transmission costs.

Net revenue in second quarter was $23.4 million compared to $31.9 million for the same period in 2008. Net revenue decreased as a result of historically low spot power prices of $32.31/MWh compared to historically high spot power prices in second quarter 2008 of $107.56/MWh. The lower spot power prices resulted in $6.8 million decline in revenue. The financial impact of selling higher volumes in second quarter 2009 at spot prices was $6.5 million. Due to an unscheduled outage at the Sundance B facility in June 2009, the Trust purchased power to maintain alignment with its open financial hedge positions, which resulted in higher volumes sold at spot prices. Second quarter 2008 results were affected by a reciprocal hedge arrangement which did not occur during the same period in 2009. Lower costs related to the PPA resulted in higher net revenue of $6.2 million. The peaking plants reported $1.3 million lower net revenue in second quarter 2009 compared to the same quarter last year.

Operating and administrative expense was $1.5 million in second quarter 2009 compared to $0.5 million for the same period in 2008. The increase was due to administrative costs related to the development of renewable energy projects and increased operating costs related to the new gas-fired peaking plants commissioned in late 2008.

Amortization expense was $2.3 million in second quarter 2009 and largely unchanged from $2.0 million for the same period in 2008.

Six Months Ended June 30

Operating income in the Power Generation segment for the first six months of 2009 was $43.7 million compared to $55.3 million for the same period in 2008. Operating income decreased primarily due to lower revenue from sales at spot power prices and lower contributions from gas-fired peaking plants, partially offset by strong hedge prices, lower transmission costs and lower PPA costs due to a favourable RAPP received during the June 2009 outage.

Net revenue for the first six months of 2009 was $50.9 million compared to $60.3 million for the same period in 2008. Net revenue decreased $8.2 million due to lower spot price in the first half of 2009 of $47.66/MWh compared to $92.13/MWh in the same period last year. Net revenue decreased $7.8 million due to higher volumes sold at spot prices primarily as a result of the reasons described above. The peaking plants reported $1.0 million lower net revenue. These

decreases were partially offset by lower transmission costs of $3.3 million, lower PPA costs of $3.3 million and lower environmental costs of $1.7 million.

Operating and administrative expense was $3.0 million in the first half of 2009 compared to $1.2 million for the same period in 2008. The increase was due to costs related to the development of renewable energy projects and increased costs related to the new gas-fired peaking plants commissioned in late 2008.

Amortization expense was $4.2 million in the first half of 2009 compared to $3.8 million for the same period in 2008. The increase was due to the new gas-fired peaking plants commissioned in late 2008.

Power Business Outlook

In 2009 approximately two-thirds of the power delivered to the Alberta Power Pool from AltaGas' share of the Sundance B PPAs is hedged at $76/MWh, similar to hedge prices in 2008. The forward market for Alberta power prices as published in daily broker reports predicts that the prices will be in the mid-$50s range for the remainder of 2009. This expectation will result in lower earnings contributed by unhedged volumes. AltaGas expects to realize an average power price of approximately $71/MWh in 2009 based on the forward market and current hedges. The power business is also expected to incur increased operating and administrative costs as work progresses on developing its portfolio of renewable projects. Approximately 50 percent of 2010 power volumes exposed to spot prices have been hedged at $77/MWh.

The impact of lower spot prices is expected to be partially offset by increased peaking capacity, which was installed in late 2008 and the scheduled commencement of operations at Bear Mountain Wind park in November 2009.

AltaGas has undertaken a program of managing environmental compliance costs through the purchase and sale of emission credits and applying credits created by other segments. Based on normalized power generated, AltaGas expects to save approximately 15 percent on compliance costs on an annualized basis.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices, interest rates and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity since risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**5.4**	0.1	**6.0**	1.5
Unrealized gain (loss) on risk management	**5.9**	(2.9)	**6.5**	(2.3)
Net revenue	**11.3**	(2.8)	**12.5**	(0.8)
Operating and administrative expense	**9.5**	12.9	**18.0**	21.5
Amortization expense	**0.5**	0.4	**1.2**	1.0
Operating income (loss)	**1.3**	(16.1)	**(6.7)**	(23.3)
Operating loss before unrealized gains (losses) on risk management	**(4.6)**	(13.2)	**(13.2)**	(21.0)

Corporate Variance Analysis

Three Months Ended June 30

The operating loss before unrealized gains on risk management contracts for second quarter 2009 was $4.6 million compared to $13.2 million for the same period in 2008. The decreased loss was mainly due to unrealized gains from short-term investments subject to mark-to-market accounting, $2.6 million charge for project development costs in second quarter 2008 and lower administrative costs as a result of cost controlling efforts.

Net revenue was $11.3 million for the second quarter in 2009 compared to a negative $2.8 million in second quarter 2008. Net revenue increased due to unrealized gains on risk management contracts and short-term investments subject to mark-to-market accounting in the current quarter compared to unrealized losses in the comparable period.

Operating and administrative expense for second quarter 2009 was $9.5 million compared to $12.9 million for the same period in 2008. The decrease is explained by last year's $2.6 million charge for project development costs and lower administrative costs as a result of cost controlling efforts.

Amortization expense was $0.5 million for second quarter 2009 compared to $0.4 million for second quarter 2008.

Six Months Ended June 30

The operating loss before unrealized gains on risk management contracts for the first half of 2009 was $13.2 million compared to $21.0 million for the same period in 2008. The decreased loss was mainly due to unrealized gains on short-term investments, last year's $2.6 million charge for project development costs and lower administrative expenses of approximately $1.0 million as a result of cost controlling efforts that commenced in the fourth quarter 2008.

Net revenue was $12.5 million for the first half of 2009 compared to a negative $0.8 million in the first half of 2008. Net revenue increased due to unrealized gains on risk management contracts and short-term investments.

Operating and administrative expense was $18.0 million in the first half of 2009 compared to $21.5 million for the same period in 2008. The decrease is explained by last year's $2.6 million charge for project development costs and lower administrative costs as a result of cost controlling efforts.

Amortization expense was $1.2 million for the first half of 2009 compared to $1.0 million for the same period in 2008.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be lower than the loss reported in 2008. Operating and administrative expenses are expected to be lower than 2008 as a result of initiatives to reduce costs.

The effects of risk management contracts are based on estimates relating to commodity prices, interest rates and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During second quarter 2009, AltaGas acquired capital assets, long-term investments and other assets for $59.4 million compared to $25.9 million in same quarter 2008.

Net Invested Capital - Investment Type — Three Months Ended June 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**6.2**	**2.2**	**4.0**	**45.6**	**0.8**	**58.8**
Long-term investments and other assets	**-**	**-**	**-**	**0.3**	**0.3**	**0.6**
Net invested capital	**6.2**	**2.2**	**4.0**	**45.9**	**1.1**	**59.4**

Net Invested Capital - Investment Type — Three Months Ended June 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	9.7	16.4	0.6	(1.0)	0.2	25.9
	9.7	16.4	0.6	(1.0)	0.2	25.9
Disposals:						
Capital assets		(8.7)				(8.7)
Net invested capital	9.7	7.7	0.6	(1.0)	0.2	17.2

Net Invested Capital - Investment Type — Six Months Ended June 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**12.3**	**4.6**	**8.1**	**57.5**	**2.1**	**84.6**
Long-term investments and other assets	**-**	**-**	**-**	**9.9**	**0.9**	**10.8**
Net invested capital	**12.3**	**4.6**	**8.1**	**67.4**	**3.0**	**95.4**

Net Invested Capital - Investment Type — Six Months Ended June 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	572.1	44.9	1.7	59.1	2.1	679.9
	572.1	44.9	1.7	59.1	2.1	679.9
Disposals:						
Capital assets	-	(8.7)	-	-	-	(8.7)
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	572.1	36.2	1.7	59.1	(46.1)	623.0

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $57.9 million was incurred in second quarter 2009 (second quarter 2008 - $20.9 million) which included $44.6 million for the construction of Bear Mountain Wind Park, $6.1 million for various E&T projects, $3.9 million for the development of the Sarnia Storage Project, $1.9 million for FG&P projects and $1.3 million to advance renewable energy projects. The growth capital has been financed through increased long-term debt. Administrative and maintenance capital expenditures in second quarter 2009 were $1.1 million and $0.4 million, respectively (second quarter 2008 - $1.6 million and $3.4 million, respectively).

Growth capital of $91.4 million was expended in the first half of 2009 (2008 - $671.8 million) which was largely comprised of $53.0 million for the Bear Mountain Wind Project, $12.3 million for E&T projects, $3.6 million for FG&P projects, $14.5 million for renewable power projects and $8.1 million for the development of the Sarnia Storage Project. Administrative and maintenance capital expenditures in the first half of 2009 were $3.1 million and $0.9 million, respectively (six months ended June 30, 2008 - $3.6 million and $4.5 million, respectively).

Invested Capital - Use — Three Months Ended June 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**0.1**	**0.3**	**-**	**-**	**-**	**0.4**
Growth	**6.2**	**1.9**	**3.9**	**45.9**	**-**	**57.9**
Administrative	**0.5**	**-**	**-**	**-**	**0.6**	**1.1**
Invested capital	**6.8**	**2.2**	**3.9**	**45.9**	**0.6**	**59.4**

Invested Capital - Use — Three Months Ended June 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.4	2.0	-	-	-	3.4
Growth	8.3	13.0	0.6	(1.0)	-	20.9
Administrative	-	1.4	-	-	0.2	1.6
Invested capital	9.7	16.4	0.6	(1.0)	0.2	25.9

Invested Capital - Use — Six Months Ended June 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**-**	**0.9**	**-**	**-**	**-**	**0.9**
Growth	**12.3**	**3.6**	**8.1**	**67.4**	**-**	**91.4**
Administrative	**-**	**0.6**	**-**	**-**	**2.5**	**3.1**
Invested capital	**12.3**	**5.1**	**8.1**	**67.4**	**2.5**	**95.4**

Invested Capital - Use — Six Months Ended June 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	5.2	(0.7)	-	-	-	4.5
Growth	566.9	44.0	1.7	59.1	0.1	671.8
Administrative	-	1.6	-	-	2.0	3.6
Invested capital	572.1	44.9	1.7	59.1	2.1	679.9

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. During the first quarter 2009, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $0.10/MWh to $774.13/MWh in second quarter 2009. The average spot price was $32.31/MWh in second quarter 2009 (second quarter 2008 - $107.56/MWh). AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price realized for power by the Trust was $63.84/MWh in second quarter 2009 (second quarter 2008 - $89.46/MWh). Approximately 50 percent of 2010 power volumes exposed to spot prices have been hedged at $77/MWh.

- NGL frac spread hedges: The Trust executes fixed-for-floating NGL frac spread swaps to manage its NGL frac spreads. The E&T segment's results are affected by fluctuations in NGL frac spreads. At June 30, 2009, the Trust had NGL frac spread agreements for 3,500 Bbls/d for the July to December 2009 period at an approximate average price of approximately $25/Bbl. The Trust also has hedged an average of 1,050 Bbls/d for 2010 at an average NGL frac spread of approximately $24/Bbl. The average spot NGL frac spread for the three and six months ended June 30, 2009 was $16.34/Bbl and $15.76/Bbl, respectively (three and six months ended June 30, 2008 - $30/Bbl and $29.50/Bbl, respectively). The average frac spread realized for the three and six months ended June 30, 2009 was $25.29/Bbl and $22.05/Bbl, respectively (three and six months ended June 30, 2008 - $27.61/Bbl and $26.88/Bbl, respectively).

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At June 30, 2009 the Trust had interest rate swaps for $245 million with varying terms to maturity. At June 30, 2009, the Trust had fixed the interest rate of 100 percent of its debt including MTNs and capital leases.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold. As at June 30, 2009, AltaGas had foreign exchange forward contracts for 54.2 million Euros at an average effective hedge rate of 1.5024 Canadian dollars to Euro to mitigate currency exposure related to the construction of the Bear Mountain Wind Park. The forward contracts were valued at $4.5 million and expire between July and September 2009.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or reduce exposure to energy price movements. AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable. The earliest maturity date for the Trust's credit facilities is August 2010.

The Trust is well positioned to take advantage of growth opportunities as they arise. On April 29, 2009 the Trust issued $200 million in MTNs with a coupon rate of 7.42 percent and matures on April 29, 2014. On June 29, 2009, the Trust issued $100 million MTNs with a coupon rate of 6.94 percent and matures June 29, 2016. In accordance with the terms of the $250 million credit facility maturing in August 2010, $100 million of the MTN proceeds were used to repay and reduce the credit facility. The Trust's strong balance sheet and access to capital provide it with the ability to capitalize on growth opportunities to enhance returns to unitholders.

Cash Flows	Three Months Ended		Six Months Ended	
		June 30		June 30
($ millions)	**2009**	2008	**2009**	2008
Cash from operations	**66.7**	79.1	**97.4**	117.2
Investing activities	**(87.6)**	(24.6)	**(135.7)**	(330.4)
Financing activities	**113.5**	(51.3)	**136.6**	213.5
Change in cash	**92.6**	3.2	**98.3**	0.3

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows was $66.7 million in second quarter 2009 compared to $79.1 million in the same period in 2008. The decrease in cash from operations was mainly due to higher unrealized gains on risk management contracts and lower net change non-cash working capital, partially offset by higher net income and higher amortization.

Working Capital	**June 30**	June 30
($ millions except current ratio)	**2009**	2008
Current assets	**427.8**	380.5
Current liabilities	**235.8**	402.0
Working capital	**192.0**	(21.5)
Current ratio	**1.81**	0.95

Working capital was $192.0 million at the end of second quarter 2009 compared to a negative $21.5 million at June 30, 2008. The working capital ratio was 1.81 at the end of second quarter 2009 compared to 0.95 for the same quarter 2008. At June 30, 2009, the Trust held the proceeds of the June 29, 2009 MTN issue in its cash balance resulting in the significant increase in the working capital ratio. Adjusting for the cash balance from the MTN issue, the current ratio was 1.4.

Investing Activities

Cash used for investing activities in second quarter 2009 was $87.6 million compared to $24.6 million in the same quarter in 2008. The increase was due to the acquisition of a short-term investment and capital assets. A description of the acquisitions and investments related to long-term assets is in the Invested Capital section of this MD&A. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree to the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash from financing activities in second quarter 2009 was $113.5 million compared to cash used of $51.3 million in the same quarter in 2008. The increase in cash was due the issuance of MTNs partially offset by the repayment of revolving long-term debt and distributions paid to unitholders.

CAPITAL RESOURCES

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At June 30, 2009 AltaGas had total debt outstanding of $692.8 million, up from $582.0 million as at December 31, 2008. At June 30, 2009 the Trust had $500.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines amounting to $650.0 million. At June 30, 2009 the Trust had drawn bank debt of $170 million, letters of credit outstanding of $70.4 million and convertible debentures with a face value of $16.6 million. The net debt as at June 30, 2009 was $592.8 million as a result of the proceeds received from the June 29, 2009 MTN issue carried in the cash balance of the Trust at quarter-end due to the timing of the receipt of the MTN proceeds. In accordance with the terms of the $250 million credit facility maturing in August 2010, $100 million of the MTN proceeds were used to repay and reduce the credit facility on July 9, 2009.

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at June 30, 2009 was 36.1 percent, net of the cash balance resulting from the proceeds of the MTN issuance on June 29, 2009, down from 37.8 percent at December 31, 2008. The Trust's earnings interest coverage for the rolling 12 months ended June 30, 2009 was 6.14 times.

Credit facilities ($ millions)	Borrowing capacity	**Drawn at June 30 2009**	Drawn at December 31 2008
Demand operating facility	50.0	**2.7**	2.8
Letter of credit facility	75.0	**67.7**	68.1
Syndicated credit facility(1)	150.0	**100.0**	100.0
Syndicated operating credit facility (2)	375.0	**70.0**	253.0
	650.0	**240.4**	423.9

(1) Revolving credit facility maturing August 2010.

(2) Revolving credit facility maturing September 30, 2010.

At June 30, 2009 the Trust held a $75.0 million (December 31, 2008 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At June 30, 2009 the Trust had letters of credit of $67.7 million (December 31, 2008 - $68.1 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $2.7 million (December 31, 2008 - $2.8 million) outstanding against the demand operating facility.

CONTINGENT LIABILITIES

The Sundance B Unit 4 facility experienced an outage in mid-December 2008 related to the failure of an induced draft fan. The failure reduced power output by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The financial impact of

this event being a force majeure to AltaGas could result in a charge to operating income of up to $7.5 million. AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Accordingly, the Trust has not recorded the charge in its financial statements.

RELATED PARTIES

The Trust sold $36.2 million of natural gas to, and incurred transportation costs of $0.1 million charged by, AltaGas Utility Group Inc. (Utility Group) in second quarter 2009 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million, from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group given AltaGas' 19.8 percent ownership and AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $22,635 were made in second quarter 2009 (second quarter 2008 - $21,900) which is the exchange value of the property agreed to by both parties.

RATING AGENCIES

On April 21, 2009 Standard & Poor's (S&P) upgraded its rating for the Trust from BBB- to BBB. S&P cited the Trust's increased exposure to long-term contracted gas infrastructure business, prudent financial practices and effective strategy execution for the upgrade in rating.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q2-09**	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
Net revenue(1)	**114.3**	112.1	125.8	122.7	117.3	110.7	76.4	88.2
Operating income(1)	**45.5**	44.7	54.1	50.7	37.0	47.6	28.9	37.5
Net income	**36.9**	37.5	39.6	53.5	32.9	37.6	31.8	31.4

($ per unit)	**Q2-09**	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
Net income								
Basic	**0.47**	0.50	0.55	0.75	0.49	0.58	0.55	0.54
Diluted	**0.46**	0.49	0.56	0.75	0.49	0.57	0.55	0.54
Distributions declared(2)	**0.54**	0.54	0.54	0.535	0.525	0.525	0.525	0.52

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures.*

(2) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; generally increasing power prices in Alberta until 2009; higher NGL frac spreads through most of 2008 and increased volatility in recent quarters; and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates.
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition.
- In second quarter 2008, operating income was affected by major turnarounds within the gas business and one-time charge for the write off of project development costs.
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to the reduction of future

income tax liabilities, which was caused by the reorganization of legal entities within the Trust's structure and required the use of lower effective tax rates.

- In third quarter 2008, operating income was negatively impacted by two extraction plant turnarounds and unplanned downtime due to a fire at the Harmattan Complex.
- In latter part of fourth quarter 2008 and during the first half 2009, prices for power, natural gas and NGL declined, breaking the historical price trend for these products. Reduced natural gas prices have directly affected the activity of producers within the WCSB.
- In second quarter 2009 the Trust purchased a short-term investment which resulted in an unrealized gain of $4.6 million.

TRUST UNIT INFORMATION

At July 31, 2009 the Trust had 77.3 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.3 billion based on a closing trading price on July 31, 2009 of $16.79 per trust unit. At July 31, 2009 there were 2.9 million options outstanding and 735,730 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through funds from operations. In the three months ended, June 30, 2009, the Trust declared distributions of $42.7 million and had funds from operations of $46.1 million (same period 2008 - $35.7 million and $50.6 million respectively), or a payout ratio of 93 percent (same period 2008 - 71 percent).

In the six months ended June 30, 2009 the Trust declared distributions of $83.9 million and had funds from operations of $103.1 million (same period 2008 - $70.3 million and $106.8 million respectively) which was more than sufficient to fund all distribution to unitholders. AltaGas has a target payout ratio between 65 and 75 percent of funds from operations.

The following table summarizes AltaGas' distribution declaration history since 2007:

Distributions
Years ended December 31

($ per unit)	**2009**	2008	2007
First quarter	**0.540**	0.525	0.510
Second quarter	**0.540**	0.525	0.510
Third quarter	-	0.535	0.520
Fourth quarter	-	0.540	0.525
Distribution of shares[(1)]	-	-	0.076
Total	**1.080**	2.125	2.141

[(1)] *On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.*

AltaGas expects to convert to a corporation in the second half of 2010. AltaGas expects to continue to implement its growth strategy, while seeking to provide investors with a balance between income and growth. As a corporation, AltaGas' management expects to pay a dividend between $1.10 and $1.40 per share on an annual basis to support the Trust's growth strategy going forward. At the time of conversion, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Until its anticipated conversion, AltaGas expects to continue to pay a monthly distribution of $0.18 per trust unit.

NON-MONETARY TRANSACTIONS

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by

AltaGas were used to offset the costs to comply with SGER in 2009.

SUBSEQUENT EVENT

In July 2009 AltaGas acquired common shares of Magma Energy Corp. (Magma) through an additional investment of $6.2 million. Magma completed its initial public offering, which began trading on the Toronto Stock Exchange July 7, 2009. The incremental shares purchased maintained AltaGas' ownership of approximately 5 percent ownership in Magma.

CHANGES IN ACCOUNTING POLICIES

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. The adoption of this standard did not have a material impact on the Consolidated Financial Statements for the six months ended June 30, 2009.

EIC-173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3863 "Financial Instruments - Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy. For the impact on the Trust's financial statements on adopting EIC-173, see note 2 to the interim Consolidated Financial Statements for the quarter ended June 30, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Accounting Standards Board (AcSB) confirmed in February 2009 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1st 2011.

Management commenced a process to transition from Canadian GAAP to IFRS in April 2008. Management has established a project team that is led by Finance management and includes representatives from various areas of the organization as necessary to plan for and achieve a smooth transition to IFRS. Regular progress is reported to senior management and the Audit Committee of the Board of Directors on the status of the IFRS implementation project.

The implementation project consists of six phases, which in certain cases may be in process concurrently:

- Scoping phase – This phase involves a high-level assessment to identify key areas impacted by the transition to IFRS and to identify the Standards and Interpretations applicable to the Trust. This phase has been completed.
- Diagnostic phase – In this phase, each Standard and Interpretation is assessed to identify the changes required in the existing accounting policies, information systems and business processes. This phase has been completed.
- Design and planning phase – Available alternatives in the accounting policies, elective exemptions and mandatory exceptions are assessed and adopted. Preliminary estimates on the quantitative impact of the application of the new Standards are in progress.
- Solution development phase – Based on the adopted accounting policies, the project team defines and develops

systems, processes and training required for the implementation of the target solutions under IFRS. Opening balances at transition date to IFRS are estimated allowing management to evaluate the quantitative impact from IFRS adoption.

- Implementation phase – During 2010, the dual reporting period, changes in accounting policies and procedures are implemented. Financial information in accordance with IFRS is collected to allow the comparative reporting in 2011. Where appropriate, the documentation and testing of internal controls over financial reporting and disclosure controls and procedures will be completed. Training will be provided to ensure all areas of the business impacted by the new Standards are aware of the new reporting and process requirements.
- Post-implementation phase – IFRS financial statements are produced for each reporting period. CSOX certification process is fully deployed to accommodate changes required as a result of the IFRS conversion.

There are currently no delays anticipated to AltaGas' project plan to meet IFRS reporting requirements in 2011.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2008, except as disclosed in the notes to the Interim Consolidated Financial Statements for the three and six months ended June 30, 2009. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2008 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the Interim Consolidated Financial Statements for the three and six months ended June 30, 2009 and in the notes to the 2008 audited Consolidated Financial Statements included in the Trust's 2008 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment and income taxes. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2008 Annual Report and the notes to the Interim Consolidated Financial Statements for the three and six months ended June 30, 2009.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE AND INTERNAL CONTROLS

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP. During second quarter 2009 there were no material changes made to the Trust's DC&P and ICFR.

SEC File # 82-34911

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, **David W. Cornhill, Chairman and Chief Executive Officer**, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of AltaGas Income Trust (the "issuer") for the interim period ended June 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: ***August 5, 2009***

{Signed}

David Cornhill
Chairman and Chief Executive Officer

FORM 52-109F2

SEC File # 82-34911

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, ***Deborah S. Stein, Vice President Finance and Chief Financial Officer***, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of AltaGas Income Trust (the "issuer") for the interim period ended June 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: ***August 5, 2009***

{Signed}

Deborah S. Stein
Vice President Finance and Chief Financial Officer

SEC File # 82-34911

Consolidated Balance Sheets

(unaudited)

($ thousands)	June 30 2009	December 31 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ **116,628**	$ 18,304
Short-term investment *(note 5)*	**32,481**	-
Accounts receivable	**154,342**	220,280
Inventory	**506**	775
Restricted cash holdings from customers	**33,532**	24,017
Risk management *(notes 2 and 5)*	**82,474**	92,842
Other current assets	**7,881**	7,705
	427,844	363,923
Capital assets	**1,492,694**	1,436,686
Energy arrangements, contracts and relationships	**133,931**	138,913
Goodwill	**143,840**	143,840
Risk management *(notes 2 and 5)*	**26,077**	31,147
Long-term investments and other assets	**28,569**	17,744
	$ **2,252,955**	$ 2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **117,550**	$ 198,232
Distributions payable to unitholders	**14,256**	12,943
Short-term debt	**651**	4,493
Current portion of long-term debt *(note 3)*	**1,396**	1,363
Customer deposits	**33,532**	24,017
Deferred revenue	**3,233**	2,777
Risk management *(notes 2 and 5)*	**48,408**	57,423
Other current liabilities	**16,764**	21,927
	235,790	323,175
Long-term debt *(note 3)*	**674,193**	559,412
Asset retirement obligations	**45,092**	41,708
Future income taxes *(note 2)*	**207,572**	211,256
Risk management *(notes 2 and 5)*	**16,792**	16,745
Convertible debentures	**16,609**	16,682
Other long-term liabilities	**6,268**	5,833
	1,202,316	1,174,811
Unitholders' equity *(notes 2, 6 and 7)*	**1,050,639**	957,442
	$ **2,252,955**	$ 2,132,253

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three Months Ended June 30 **2009**	2008	Six Months Ended June 30 **2009**	2008
REVENUE				
Operating	**$ 274,469**	$ 489,832	**$ 627,922**	$ 932,294
Unrealized gain (loss) on risk management *(note 5)*	**5,904**	(2,896)	**6,539**	(2,268)
Other *(note 5)*	**5,524**	149	**5,993**	1,510
	285,897	487,085	**640,454**	931,536
EXPENSES				
Cost of sales	**171,609**	369,800	**414,019**	703,503
Operating and administrative	**50,848**	63,505	**100,846**	110,707
Amortization:				
Capital assets	**15,524**	14,448	**30,583**	27,965
Energy arrangements, contracts and relationships	**2,491**	2,376	**4,982**	4,860
	240,472	450,129	**550,430**	847,035
Foreign exchange gain	**186**	58	**337**	113
Interest expense				
Short-term debt	**444**	389	**637**	1,173
Long-term debt	**7,508**	5,929	**13,019**	12,144
Income before income taxes	**37,659**	30,696	**76,705**	71,297
Income tax expense (recovery)				
Current income tax	**179**	198	**266**	217
Future income tax	**618**	(2,413)	**2,042**	590
Net income	**36,862**	32,911	**74,397**	70,490
Accumulated earnings, beginning of period	**711,271**	547,991	**673,736**	510,412
Accumulated earnings, end of period	**$ 748,133**	$ 580,902	**$ 748,133**	$ 580,902
Net income per unit *(note 8)*				
Basic	**$ 0.47**	$ 0.49	**$ 0.96**	$ 1.06
Diluted	**$ 0.46**	$ 0.49	**$ 0.96**	$ 1.06
Weighted average number of units outstanding (thousands) *(notes 7 and 8)*				
Basic	**78,955**	67,382	**77,288**	66,223
Diluted	**79,962**	68,302	**78,247**	67,157

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
($ thousands)	**2009**	2008	**2009**	2008
Net income	**$ 36,862**	$ 32,911	**$ 74,397**	$ 70,490
Other comprehensive income (loss), net of tax				
Unrealized net gain (loss) on derivatives designated as cash flow hedges	**(5,300)**	(11,480)	**4,397**	(14,866)
Reclassification of available-for-sale financial assets as a result of business acquisition	**-**	-	**-**	(17,873)
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	**(10,596)**	477	**(15,056)**	(2,423)
	(15,896)	(11,003)	**(10,659)**	(35,162)
Comprehensive income	**$ 20,966**	$ 21,908	**$ 63,738**	$ 35,328
Accumulated other comprehensive income, beginning of period	**$ 36,806**	$ 3,010	**$ 31,569**	$ 27,169
Other comprehensive income, net of tax	**(15,896)**	(11,003)	**(10,659)**	(35,162)
Accumulated other comprehensive income, end of period *(note 5)*	**$ 20,910**	$ (7,993)	**$ 20,910**	$ (7,993)

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended June 30 2009	Three Months Ended June 30 2008	Six Months Ended June 30 2009	Six Months Ended June 30 2008
Cash from operations				
Net income	$ **36,862**	$ 32,911	$ **74,397**	$ 70,490
Items not involving cash:				
Amortization	**18,015**	16,824	**35,565**	32,825
Accretion of asset retirement obligations	**771**	498	**1,537**	955
Unit-based compensation	**(113)**	95	**(64)**	195
Future income tax expense (recovery)	**618**	(2,413)	**2,042**	590
Gain on sale of assets	**(28)**	(311)	**(28)**	(318)
Equity income	**(464)**	(36)	**(1,070)**	(581)
Unrealized (gain) loss	**(10,466)**	2,896	**(11,101)**	2,268
Other	**885**	115	**1,791**	395
Asset retirement obligations settled	**4**	(161)	**(145)**	(217)
Net change in non-cash working capital *(note 9)*	**20,616**	28,644	**(5,558)**	10,597
	66,700	79,062	**97,366**	117,199
Investing activities				
Increase (decrease) in customer deposits	**(5,591)**	(6,022)	**(9,515)**	354
Decrease in note receivable	**-**	5,500	**-**	5,500
Capital expenditures	**(54,182)**	(32,545)	**(88,544)**	(84,233)
Disposition of capital assets	**-**	8,843	**-**	8,843
Distributions from equity investments	**81**	61	**299**	137
Acquisition of short-term investments *(note 5)*	**(27,920)**	-	**(27,920)**	-
Acquisition of long-term investments and other assets	**-**	(399)	**(10,000)**	(261,005)
	(87,612)	(24,562)	**(135,680)**	(330,404)
Financing activities				
Repayment of short-term debt	**(429)**	(7,260)	**(3,842)**	(1,252)
Net issuance (repayment) of revolving long-term debt	**(145,717)**	(126,130)	**(184,301)**	153,666
Issuance of long-term debt	**295,476**	-	**295,476**	-
Repayment of long-term debt	**(347)**	(733)	**(684)**	(733)
Distributions to unitholders	**(42,583)**	(34,868)	**(82,617)**	(68,066)
Net proceeds from issuance of units	**7,131**	117,713	**112,606**	125,424
Net proceeds from issuance of warrants	**-**	-	**-**	4,500
	113,531	(51,278)	**136,638**	213,539
Change in cash and cash equivalents	**92,619**	3,222	**98,324**	334
Cash and cash equivalents, beginning of period	**24,009**	9,563	**18,304**	12,451
Cash and cash equivalents, end of period	$ **116,628**	$ 12,785	$ **116,628**	$ 12,785

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2008, except as described below in Note 2. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2008 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009 the Trust adopted Emerging Issues Committee (EIC) 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" and the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3064 "Goodwill and Intangible Assets". In accordance with the transitional provisions for these new standards, these policies were adopted retrospectively without restatement of prior periods.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both its own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3863 "Financial Instruments - Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy.

The net effect on the Trust's financial statements as at January 1, 2009 resulting from the above mentioned changes is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	(25,772)
Long-term assets - risk management	(5,983)
Current liabilities - risk management	(25,421)
Long-term liabilities - risk management	(5,900)
Future income taxes	(285)
Unitholder's equity - accumulated earnings	(176)
Unitholder's equity - accumulated other comprehensive income	27

The unrealized gains and losses included in accumulated earnings and accumulated other comprehensive income were recorded net of income tax recovery of $287,645 and expense of $2,629 respectively.

Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 replaces Section 3062 "Goodwill and Other Intangible Assets", which included the old Section 3450 "Research and Development Costs" that was transferred in February 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009. There was no financial impact to AltaGas' financial statements as a result of these changes.

Goodwill represents that portion of the purchase price on acquisition which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of goodwill is determined. Any excess of the carrying value of goodwill over its implied fair value is recorded as an impairment charge to income.

Intangible assets are initially recorded at cost including costs directly attributable to acquiring, creating, producing and preparing the intangible asset to be capable of operating in the manner intended. An intangible asset that is capable of operating in the manner intended is amortized to income on a straight line basis over the estimated useful life, unless it is determined to have an infinite life. Intangible assets are tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of the intangible asset is determined. Any excess of the carrying value of intangible assets over its implied fair value is recorded as an impairment charge to income.

UPDATE TO SUMMARY OF ACCOUNTING POLICIES

Financial Instruments

Available-for-sale instruments are initially accounted for at their fair value and changes to fair value are recorded through other comprehensive income. Investments in equity instruments that do not have a quoted market price in an active market will be measured at cost.

Short-term investment

Short-term investments are highly liquid investments with no contractual maturities. Short-term investments are recorded at fair valued based on quoted market prices with changes in fair value recorded in other revenue.

3. LONG-TERM DEBT

	June 30 2009	December 31 2008
Credit facilities	$ **170,000**	$ 353,000
Medium-term notes	**500,000**	200,000
Capital lease obligations	**8,161**	8,800
Other long-term debt	**1,171**	1,282
Unamortized deferred financing	**(3,743)**	(2,307)
	675,589	560,775
Less current portion	**1,396**	1,363
	$ **674,193**	$ 559,412

Credit Facilities

At June 30, 2009 the Trust held a $375.0 million (December 31, 2008 - $375.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010.

On March 10, 2009 the Trust closed a $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on August 13, 2010 replacing the credit facility that was due to mature on September 28, 2009. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw.

At June 30, 2009 the Trust had drawn $170.0 million (December 31, 2008 - $353.0 million) against the facilities. The average rate on the Trust's bankers' acceptances at June 30, 2009 was 2.75 percent (December 31, 2008 - 3.1 percent). On April 29, 2009 the Trust issued $200 million of senior unsecured medium-term notes (MTNs). On June 29, 2009 AltaGas issued $100 million of senior unsecured MTNs. In accordance with the terms of the $250 million credit facility, $100 million of the MTN proceeds were used to repay and reduce the facility on July 9, 2009.

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

On April 29, 2009 AltaGas issued $200 million of senior unsecured MTNs. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

On June 29, 2009 AltaGas issued $100 million of senior unsecured MTNs. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

Letter of Credit Facility

At June 30, 2009 the Trust held a $75.0 million (December 31, 2008 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At June 30, 2009 the Trust had letters of credit of $67.7 million (December 31, 2008 - $68.1 million) outstanding against the extendible revolving-term letter of credit facility.

4. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2008.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio, net of the cash balance resulting from the proceeds of the MTN issuance, as at June 30, 2009 was 36.1 percent (December 31, 2008 - 37.8 percent).

	June 30 2009	December 31 2008
Debt		
Short-term debt	**651**	4,493
Current portion of long-term debt	**1,396**	1,363
Long- term debt	**674,193**	559,412
Convertible debentures	**16,609**	16,682
Proceeds on MTN issuance [1] *(note 3)*	**(100,000)**	-
	592,849	581,950
Unitholders' equity	**1,050,639**	957,442
Total capitalization	**$ 1,643,488**	$ 1,539,392
Debt-to-total-capitalization ratio (%)	**36.1**	37.8

[1] *Proceeds from the issuance of $100 million senior unsecured MTNs on June 29, 2009 included in cash and cash equivalents.*

All of the borrowing facilities have covenants customary for the types of facilities which must be met at the end of each calendar quarter. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids (NGL) and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At June 30, 2009 and December 31, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black-Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

	June 30 2009		December 31 2008	
Summary of Fair Values	**Carrying amount**	**Fair value**	Carrying amount	Fair value
Financial assets				
Held for trading				
Cash and cash equivalents[1]	**$ 116,628**	**$ 116,628**	$ 18,304	$ 18,304
Short-term investment	**32,481**	**32,481**	-	-
Risk management derivatives[2]	**69,720**	**69,720**	49,270	49,270
Cash flow hedges				
Risk management[2]	**38,831**	**38,831**	74,720	74,720
Loans and receivables				
Accounts receivable and other assets[1] [3]	**147,785**	**147,785**	216,079	216,079
Restricted cash holdings from customers[1]	**33,532**	**33,532**	24,017	24,017
Available-for-sale				
Long-term investments and other assets	**10,000**	**10,000**	-	-
	$ 448,977	**$ 448,977**	$ 382,390	$ 382,390
Financial liabilities				
Held for trading				
Risk management derivatives[2]	**$ 59,237**	**$ 59,237**	$ 44,862	$ 44,862
Cash flow hedges				
Risk management[2]	**5,963**	**5,963**	29,307	29,307
Other financial liabilities				
Accounts payable and other liabilities[1] [4]	**133,657**	**133,657**	216,502	216,502
Customer deposits[1]	**33,532**	**33,532**	24,017	24,017
Short-term debt	**651**	**651**	4,493	4,493
Long-term debt[5]	**679,332**	**687,780**	563,082	550,971
Convertible debentures	**16,609**	**16,773**	16,682	16,334
	$ 928,981	**$ 937,593**	$ 898,945	$ 886,486

[1] *Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.*
[2] *Fair value is equal to the carrying value for derivatives and hedged items.*
[3] *Excludes income and sales tax, emission credits and prepaids of $14,438 (December 31, 2008 - $11,906).*
[4] *Excludes income and sales tax and deferred revenue of $657 (December 31, 2008 - $3,655).*
[5] *Includes current portion of long-term debt and excludes deferred financing costs of $3,743 (December 31, 2008 - $2,307).*

Summary of Unrealized Gain (Loss) on Risk Management

	Three Months Ended June 30		Six Months Ended June 30	
	2009	2008	**2009**	2008
Natural gas	**$ 2,092**	$ 472	**$ 2,898**	$ 828
NGL	**5,973**	(4,553)	**5,813**	(1,601)
Power	**(64)**	74	**67**	71
Heat rate	**614**	-	**581**	(188)
Interest rate swaps	**1,581**	1,276	**2,218**	(657)
Foreign exchange	**(4,292)**	(165)	**(5,038)**	(721)
	$ 5,904	$ (2,896)	**$ 6,539**	$ (2,268)

Summary of Unrealized Gain (Loss) on Derivatives Designated as Cash Flow Hedges (net of tax)

	June 30 2009	June 30 2008
NGL	**$ (871)**	$ (2,975)
Power	**21,761**	(5,018)
Bond forward	**(2,565)**	-
Foreign exchange	**2,585**	-
	$ 20,910	$ (7,993)

Short-term investment

In second quarter 2009 AltaGas purchased a short-term investment for $27.9 million. The unrealized gain of $4.6 million is recognized in the corporate segment as other revenue.

6. UNITHOLDERS' EQUITY

	June 30 2009	December 31 2008
Unitholders' capital *(note 7)*	**$ 964,601**	$ 850,992
Contributed surplus	**4,197**	4,261
Accumulated earnings	**748,133**	673,736
Convertible debentures	**1,594**	1,600
Warrants	**4,500**	4,500
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[(1)]	**(622,158)**	(538,227)
Distributions of common shares of Utility Group	**(29,848)**	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(176)**	-
Accumulated other comprehensive income	**20,910**	31,542
	$ 1,050,639	$ 957,442

[(1)] Accumulated unitholders' distributions paid by the Trust as at June 30, 2009 were $607.9 million (as at December 31, 2008 - $525.3 million).

7. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2008	69,761,778	$ 835,957
Units issued for cash on exercise of options	16,000	224
Units issued under DRIP[(1)]	1,177,974	17,100
Units issued for exchangeable units	53,746	791
Units issued on conversion of convertible debentures	2,637	71
Units issued on public offering (net of $5.4 million of issuance costs and $0.9 million tax benefit)	6,100,000	96,214
June 30, 2009	**77,112,135**	**$ 950,357**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2008 issued by AltaGas LP #1	2,143,173	$	15,035
AltaGas LP #1 units redeemed for Trust units	(53,746)		(791)
June 30, 2009	**2,089,427**		**14,244**
Issued and outstanding at June 30, 2009	**79,201,562**	**$**	**964,601**

(1) Distribution Reinvestment and Optional Unit Purchase Plan.

	Three Months Ended June 30		Six Months Ended June 30	
Weighted Average Units Outstanding (1)	**2009**	2008	**2009**	2008
Number of units - basic	**78,954,717**	67,382,085	**77,287,551**	66,223,220
Dilutive equity instruments (2)	**1,007,294**	920,389	**959,289**	933,845
Number of units - diluted	**79,962,011**	68,302,474	**78,246,840**	67,157,065

(1) Includes exchangeable units.

(2) Includes options, convertible debentures and warrants

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At June 30, 2009, 10 percent of units outstanding were reserved for issuance under the plan. As at June 30, 2009 options granted under the plan generally had a term of 10 years until expiry and vested no longer than over a four-year period.

At June 30, 2009 outstanding options were exercisable at various dates within the next ten years. As at June 30, 2009 the unexpensed fair value of unit option compensation cost associated with future periods was $0.4 million (December 31, 2008 - $0.6 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding		
	Number of options	Exercise price(1)	
Unit options outstanding, December 31, 2008	2,972,250	$	26.36
Granted	14,500		15.43
Exercised	(16,000)		10.44
Expired	(65,750)		20.30
Unit options outstanding, June 30, 2009	**2,905,000**	**$**	**20.36**
Unit options exercisable, June 30, 2009	**733,480**	**$**	**25.99**

(1) Weighted average.

The following table summarizes the employee unit option plan as at June 30, 2009:

	Options outstanding				Options exercisable		
	Number outstanding	Weighted Average Exercise price		Weighted Average Remaining contractual life	Number exercisable	Exercise price	
$5.00 - 7.00	9,000	$	6.10	0.95	9,000	$	6.10
$7.01 - 15.50	1,369,500		14.21	9.40	11,500		10.08
$15.51 - 25.08	725,000		24.09	8.19	251,271		24.21
$25.09 - 29.15	801,500		27.68	7.17	461,709		27.75
	2,905,000	$	20.36	8.46	733,480	$	25.99

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in second quarter 2009 in respect of this plan was $1.5 million (second quarter 2008 - $1.4 million). As at June 30, 2009 the unexpensed fair value of unit-based compensation costs associated with future periods was $12.0 million (December 31, 2008 - $18.4 million).

8. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	Three Months Ended June 30		Six Months Ended June 30	
	2009	2008	**2009**	2008
Numerator:				
Numerator for basic income per unit	**$ 36,862**	$ 32,911	**$ 74,397**	$ 70,490
Numerator for diluted income per unit	**$ 37,104**	$ 33,156	**$ 74,879**	$ 70,995
Denominator:				
Weighted-average number of units	**78,955**	67,382	**77,288**	66,223
Dilutive equity instruments(1)	**1,007**	920	**959**	934
Denominator for diluted income per unit	**79,962**	68,302	**78,247**	67,157
Basic income per unit	**$ 0.47**	$ 0.49	**$ 0.96**	$ 1.06
Diluted income per unit	**$ 0.46**	$ 0.49	**$ 0.96**	$ 1.06

(1 Includes options, convertible debentures and warrants.

9. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2009	2008(1)	**2009**	2008(1)
Accounts receivable	**$ 43,172**	$ (7,874)	**$ 65,938**	$ 1,065
Inventory	**629**	709	**269**	-
Other current assets(2)	**(239)**	(4,655)	**(176)**	(3,683)
Accounts payable and accrued liabilities	**(27,214)**	12,577	**(80,681)**	(874)
Customer deposits	**5,592**	6,022	**9,515**	(354)
Deferred revenue	**184**	459	**456**	1,059
Other current liabilities	**3,405**	14,059	**(5,163)**	9,588
	25,529	21,297	**(9,842)**	6,801
Add back: increase (decrease) in capital costs payable	**(4,913)**	7,347	**4,284**	3,796
Net change in non-cash working capital related to operations	**$ 20,616**	$ 28,644	**$ (5,558)**	$ 10,597

(1) Specific line items may not agree to the net change in Consolidated Balance sheet due to acquisition.

(2) Excludes note receivable of $6.5 million included in investing activities in 2008.

The following cash payments have been included in the determination of earnings:

	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
Interest paid	**$ 7,038**	$ 7,151	**$ 14,719**	$ 12,393
Income taxes paid	**$ 125**	$ 7	**$ 128**	$ 325

10. PENSION PLANS AND RETIREE BENEFITS

The costs of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
Defined contribution plan	**$ 602**	$ 253	**$ 1,168**	$ 774
Defined benefit plan	**275**	174	**445**	399
Supplemental executive retirement plan	**294**	291	**589**	500
	$ 1,171	$ 718	**$ 2,202**	$ 1,673

11. NON-MONETARY TRANSACTION

In first quarter 2009 AltaGas entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with Alberta's Specified Gas Emitters Regulation in 2009.

12. CONTINGENT LIABILITY

The Sundance 4 facility experienced an outage in mid-December 2008 related to the failure of an induced draft fan. The failure reduced power output by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The financial impact of this event being a force majeure to AltaGas could result in a charge to operating income of up to $7.5 million. AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Accordingly, the Trust has not recorded the charge in its financial statements.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

14. SUBSEQUENT EVENT

In July 2009 AltaGas purchased additional common shares of Magma Energy Corp. (Magma) as part of its initial public offering on the Toronto Stock Exchange. AltaGas acquired Magma's common shares for $6.2 million and maintained approximately 5 percent ownership interest in Magma.

15. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder is at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission(E&T)	– NGL processing and extraction plants and transmission pipelines to transport natural gas and NGL;
Field Gathering and Processing(FG&P)	- natural gas gathering lines and processing facilities;
Energy Services	– energy consulting and sale of natural gas and electricity;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended June 30, 2009	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 78,079	$ 34,765	$ 133,520	$ 246,364	$ 42,992	$ 5,421	$ (14,784)	$ 279,993
Unrealized loss on risk management	-	-	-	-	-	5,904	-	5,904
Cost of sales	(35,656)	(2,144)	(127,408)	(165,208)	(19,640)	-	13,239	(171,609)
Operating and administrative	(14,336)	(23,895)	(3,085)	(41,316)	(1,565)	(9,512)	1,545	(50,848)
Amortization	(7,489)	(7,286)	(444)	(15,219)	(2,163)	(633)	-	(18,015)
Foreign exchange gain	-	-	-	-	-	186	-	186
Interest expense	-	-	-	-	-	(7,952)	-	(7,952)
Income before income taxes	$ 20,598	$ 1,440	$ 2,583	$ 24,621	$ 19,624	$ (6,586)	-	$ 37,659
Net additions to:								
Capital assets[(1)]	$ 6,237	$ 2,219	$ 3,948	$ 12,404	$ 45,625	$ 806	-	$ 58,835
Long-term investment and other assets[(2)]	-	-	-	-	$ 276	$ 297	-	$ 573
Goodwill	$ 143,725	$ 115	-	$ 143,840	-	-	-	$ 143,840
Segmented assets	$1,025,971	$ 489,996	$ 124,147	$ 1,640,114	$ 321,864	$ 290,977	-	$2,252,955

(1) Difference in timing of cash flows and non-cash transactions of $4,653.

(2) Difference in timing of cash flows and non-cash transactions of $573.

Six Months Ended June 30, 2009	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	**$ 175,641**	**$ 69,826**	**$ 318,644**	**$ 564,111**	**$ 92,286**	**$ 5,992**	**$ (28,474)**	**$ 633,915**
Unrealized gain on risk management	-	-	-	-	-	**6,539**	-	**6,539**
Cost of sales	**(88,629)**	**(3,810)**	**(306,459)**	**(398,898)**	**(41,396)**	-	**26,275**	**(414,019)**
Operating and administrative	**(29,003)**	**(46,837)**	**(6,175)**	**(82,015)**	**(3,030)**	**(18,000)**	**2,199**	**(100,846)**
Amortization	**(14,703)**	**(14,561)**	**(888)**	**(30,152)**	**(4,154)**	**(1,259)**	-	**(35,565)**
Foreign exchange gain	-	-	-	-	-	**337**	-	**337**
Interest expense	-	-	-	-	-	**(13,656)**	-	**(13,656)**
Income (loss) before income taxes	**$ 43,306**	**$ 4,618**	**$ 5,122**	**$ 53,046**	**$ 43,706**	**$ (20,047)**	**-**	**$ 76,705**
Net additions to:								
Capital assets[(1)]	**$ 12,292**	**$ 4,600**	**$ 8,163**	**$ 25,055**	**$ 57,571**	**$ 1,972**	**-**	**$ 84,598**
Long-term investment and other assets[(2)]	-	-	-	**-**	**$ 9,935**	**$ 891**	**-**	**$ 10,826**
Goodwill	**$ 143,725**	**$ 115**	**-**	**$ 143,840**	-	-	**-**	**$ 143,840**
Segmented assets	**$1,025,971**	**$ 489,996**	**$ 124,147**	**$ 1,640,114**	**$ 321,864**	**$ 290,977**	**-**	**$ 2,252,955**

[(1)] *Difference in timing of cash flows and non-cash transactions of $3,946.*

[(2)] *Difference in timing of cash flows and non-cash transactions of $826.*

Three Months Ended June 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 111,243	$ 43,621	$ 294,900	$ 449,764	$ 58,071	$ 149	$ (18,003)	$ 489,981
Unrealized gains on risk management	-	-	-	-	-	(2,896)	-	(2,896)
Cost of sales	(67,109)	(3,057)	(291,911)	(362,077)	(26,231)	-	18,508	(369,800)
Operating and administrative	(18,318)	(27,819)	(3,423)	(49,560)	(545)	(12,895)	(505)	(63,505)
Amortization	(6,869)	(6,992)	(523)	(14,384)	(1,895)	(545)	-	(16,824)
Foreign exchange gain	-	-	-	-	-	58	-	58
Interest expense	-	-	-	-	-	(6,318)	-	(6,318)
Income (loss) before income taxes	$ 18,947	$ 5,753	$ (957)	$ 23,743	$ 29,400	$ (22,447)	-	$ 30,696
Net additions (reductions) to:								
Capital assets[(1)]	$ 9,719	$ 7,714	$ 593	$ 18,026	$ (957)	$ 202	-	$ 17,271
Goodwill	$ 124,361	$ 215	-	$ 124,576	-	-	-	124,576
Segmented assets	$1,028,972	$ 557,365	$ 121,747	$ 1,708,084	$ 196,561	$ 164,519	-	$2,069,164

[(1)] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $15,274.*

[(2)] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $399.*

Six Months Ended June 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 220,203	$ 77,974	$ 561,034	$ 859,211	$ 109,705	$ 1,510	$ (36,622)	$ 933,804
Unrealized gain on risk management	-	-	-	-	-	(2,268)	-	(2,268)
Cost of sales	(130,521)	(5,804)	(554,615)	(690,940)	(49,434)	-	36,871	(703,503)
Operating and administrative	(32,967)	(48,247)	(6,510)	(87,724)	(1,196)	(21,538)	(249)	(110,707)
Amortization	(13,077)	(13,848)	(1,050)	(27,975)	(3,733)	(1,117)	-	(32,825)
Foreign exchange gain	-	-	-	-	-	113	-	113
Interest expense	-	-	-	-	-	(13,317)	-	(13,317)
Income (loss) before income taxes	$ 43,638	$ 10,075	$ (1,141)	$ 52,572	$ 55,342	$ (36,617)	-	$ 71,297
Net additions to:								
Capital assets[1]	$ 572,138	$ 36,179	$ 1,655	$ 609,972	$ 54,296	$ 835	-	$ 665,103
Energy services arrangements, contracts and relationships	$ 66,000	-	-	$ 66,000	$ 18,000	-	-	$ 84,000
Long-term investment and other assets[2]	-	-	-	-	$ 4,861	$ (46,935)	-	$ (42,074)
Goodwill	$ 124,361	$ 215	-	$ 124,576	-	-	-	$ 124,576
Segmented assets	$1,028,972	$ 557,365	$ 121,747	$ 1,708,084	$ 196,561	$ 164,519	-	$2,069,164

(1) *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $580,870.*

(2) *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $303,079.*

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS REPORTS SECOND QUARTER EARNINGS

Calgary, Alberta (August 5, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $36.9 million ($0.47 per unit - basic) for the three months ended June 30, 2009, compared to $32.9 million ($0.49 per unit - basic) for the same period of 2008. Net income for the six months ended June 30, 2009 was $74.4 million ($0.96 per unit - basic), compared to $70.5 million ($1.06 per unit - basic) for the same period in 2008.

"Our second quarter earnings reflect the benefits of AltaGas' stable operations, diversified gas and power assets and disciplined risk management. While parts of our business faced a challenging economic environment during the quarter, overall our energy infrastructure business reported good results," said David Cornhill, Chairman and CEO of the Trust. "We expect 2009 to be another year of strong earnings as current growth projects come online and contribute to earnings. In the second quarter we issued $300 million of medium-term notes, which extended our debt maturity profile to better match our long-term assets and significantly increased our financial flexibility to support AltaGas' growth strategy."

AltaGas declared a distribution of $0.18 per trust unit and exchangeable unit payable on September 15, 2009 to unitholders of record on August 25, 2009. The Trust declared total cash distributions of $0.54 per unit in second quarter 2009.

AltaGas expects to convert to a corporation in the second half of 2010. AltaGas expects to continue to implement its growth strategy, while seeking to provide investors with a balance between income and growth. As a corporation, AltaGas' management expects to pay a dividend between $1.10 and $1.40 per share on an annual basis to support the Trust's growth strategy going forward. At the time of conversion, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Until its anticipated conversion, AltaGas expects to continue to pay a monthly distribution of $0.18 per trust unit. "We remain committed to delivering strong returns to investors. AltaGas' business model will remain unchanged, whether our business is structured as a trust or a corporation," said Cornhill. "We continue to grow our gas and power businesses by optimizing existing infrastructure and developing new assets to increase value for our investors. With 1,900 megawatts (MW) of renewable energy developments and a number of gas business opportunities under assessment, we have secured future growth options for AltaGas."

AltaGas expects capital expenditures for 2009 and 2010 to increase by approximately 20 percent and 30 percent to $300 million and $200 million, respectively. The $240 million committed to date for 2009 is for the completion of the Bear Mountain Wind Park, the completed Sarnia storage and various gas projects. Almost all of the uncommitted $60 million relates to gas projects. Estimated capital expenditures for 2010 are anticipated to be split 80 percent for gas and 20 percent for power.

In the gas business, AltaGas is working closely with producers to pursue plant expansions and new facility developments. These projects are with senior gas producers and focused in northeast B.C. and northwest Alberta, areas of stable and considerable drilling and production activity. AltaGas is also pursuing a sizable gas storage development in Michigan. The Sarnia Storage Project, AltaGas' first storage asset, was completed on time and on budget by the end of second quarter and began to contribute to earnings.

AltaGas' regulatory application for the Harmattan Co-stream Project is currently under review by the Alberta Energy Resources Conservation Board (ERCB). The Trust recently entered a Memorandum of Understanding (MOU) with NOVA Chemicals Corporation (NOVA Chemicals) which provides that AltaGas would deliver all co-stream gas products on a full cost-of-service basis to NOVA Chemicals for an initial term of 20 years, subject to execution of definitive agreements.

The Trust's 1,500 MW of wind power opportunities are dispersed throughout western North America and include two mature developments located in California and Alberta. AltaGas also has 400 MW of run-of-river hydro power opportunities located in B.C. The Log Creek and Kookipi Creek projects, two 10-MW projects with 40-year power purchase arrangements with BC Hydro, are currently in the permitting phase. AltaGas has submitted bids into BC Hydro's 2008 Clean Call for Power for three other run-of-river projects totaling 275 MW.

The Trust's $200 million, 102-MW Bear Mountain Wind Park started delivering clean energy into British Columbia's power grid on July 23, 2009 and is on track to meet or beat its targeted in-service date of November 2009. Upon completion, Bear Mountain Wind Park will feature 34 turbines and will be British Columbia's first operational wind park. To date 24 towers have been erected and two turbines are fully installed with interconnection to the British Columbia power grid.

The unaudited interim Consolidated Financial Statements and Management's Discussion and Analysis, which contains additional notes and disclosures, are available on the AltaGas website (www.altagas.ca).

FINANCIAL HIGHLIGHTS[(1)]:

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $63.5 million ($0.80 per unit) for second quarter 2009, compared to $53.7million ($0.80 per unit) for the same quarter in 2008.
- Funds from operations were $46.1 million ($0.58 per unit) for second quarter 2009, compared to $50.6 million ($0.75 per unit) for the same period in 2008.
- Total net debt on June 30, 2009 was $592.8 million, compared to $540.2 million at March 31, 2009 and $582.0 million at December 31, 2008. The Trust's debt-to-total capitalization ratio as at June 30, 2009 was 36.1 percent, versus 33.6 percent at March 31, 2009 and 37.8 percent at the end of 2008.

(1) *Includes Non-GAAP financial measures. See previous public disclosures available at www.altagas.ca or www.sedar.com for definitions*

IN THE SECOND QUARTER:

- Standard & Poor's (S&P) upgraded the Trust's credit rating from BBB- to BBB. S&P indicated that the upgrade reflects AltaGas' increased exposure to long-term contracted gas infrastructure business, prudent financial practices, and effective strategy execution.
- AltaGas submitted its application for the Harmattan Co-stream Project to the ERCB. The project would allow 250 Mmcf/d of rich, sweet natural gas sourced from the NGTL Western Alberta System to be processed using spare capacity at the Harmattan Complex in order to recover ethane and natural gas liquids. Upon approval from the ERCB, construction of the project would take approximately 14 months to complete. The project is expected to commence operations and contribute to operating income in late 2010. Capital cost estimates for the project range between $100 and $120 million.
- AltaGas completed two issues of senior unsecured medium-term notes. The first issue was completed in April for $200 million, carries a coupon rate of 7.42 percent and matures on April 29, 2014. The second was completed the last week of June for $100 million, carries a coupon rate of 6.94 percent and matures on June 29, 2016.
- The Sarnia Storage Project was substantially completed and available to receive injections at the end of June.

SUBSEQUENT TO THE SECOND QUARTER:

- AltaGas acquired common shares of Magma Energy Corp. (Magma) through an additional investment of $6.2 million. Magma completed its initial public offering and began trading on the TSX July 7, 2009. The incremental shares purchased maintained AltaGas' ownership of approximately 5 percent in Magma.
- AltaGas announced that it had entered into a MOU with NOVA Chemicals related to liquids extraction at the Trust's Harmattan Complex as part of the proposed Harmattan Co-stream Project. The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years, AltaGas will deliver all liquids or co-stream gas products on a full cost-of-service basis to NOVA Chemicals and would provide that all capital expenditures and operating costs related to the proposed project will be fully recovered through fees under

normal operations. The MOU is subject to normal conditions precedent, including execution and delivery of mutually satisfactory definitive agreements between AltaGas and NOVA Chemicals and a favourable decision on the Harmattan Co-Stream application made by AltaGas to the ERCB.

- AltaGas has erected the first of 34 turbines at its 102-MW Bear Mountain Wind Park ahead of schedule and is delivering power into British Columbia's power grid. Owned and operated by AltaGas, the $200 million project is on track to become British Columbia's first fully operational wind park.

AltaGas will hold a conference call today at 2 p.m. MT (4 p.m. ET) to discuss the second quarter 2009 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial (416) 340-9534 or call toll free at 1 877-240-9772. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/080509/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5800 or 1-800-408-3053. The passcode is 5642521. The replay expires at midnight (ET) on August 12, 2009. The webcast will be archived for one year.

FORWARD LOOKING INFORMATION

This Release contains forward-looking statements. When used in this Release the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this Release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook" and "Capital Projects".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this Release, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this Release herein should not be unduly relied upon. These statements speak only as of the date of this Release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Release are expressly qualified as cautionary statements.

Financial outlook information contained in this Release about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this Release should not be used for the purposes other than which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership and Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
Revenue	**285.8**	487.1	**640.4**	931.5
Unrealized gain (loss) on risk management	**5.9**	(2.9)	**6.5**	(2.3)
Net revenue(1)	**114.3**	117.3	**226.4**	228.0
EBITDA(1)	**63.5**	53.7	**125.6**	117.3
EBITDA before unrealized gain (loss) on risk management(1)	**57.6**	56.6	**119.1**	119.6
Operating income(1)	**45.5**	36.9	**90.0**	84.5
Operating income before unrealized gain (loss) on risk management(1)	**39.6**	39.8	**83.5**	86.8
Net income	**36.9**	32.9	**74.4**	70.5
Net income before tax-adjusted unrealized gain (loss) on risk management(1)	**32.3**	34.4	**69.3**	71.8
Net income before tax(1)	**37.7**	30.7	**76.7**	71.2
Total assets	**2,253.0**	2,069.2	**2,253.0**	2,069.2
Total long-term liabilities	**966.5**	784.6	**966.5**	784.6
Net additions to capital assets	**58.8**	17.2	**84.6**	671.2
Distributions declared(2)	**42.7**	35.7	**83.9**	70.3
Cash flows				
Cash from operations	**66.7**	79.1	**97.4**	117.2
Funds from operations(1)	**46.1**	50.6	**103.1**	106.8

($ per unit)	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
EBITDA(1)	**0.80**	0.80	**1.63**	1.77
EBITDA before unrealized gain (loss) on risk management(1)	**0.73**	0.84	**1.54**	1.81
Net income - basic	**0.47**	0.49	**0.96**	1.06
Net income - diluted	**0.46**	0.49	**0.96**	1.06
Net income before tax-adjusted unrealized gain (loss) on risk management(1)	**0.41**	0.51	**0.90**	1.08
Net income before tax(1)	**0.48**	0.46	**0.99**	1.08
Distributions declared(2)	**0.54**	0.525	**1.08**	1.05
Cash flows				
Cash from operations	**0.84**	1.17	**1.26**	1.77
Funds from operations(1)	**0.58**	0.75	**1.33**	1.61
Units outstanding - basic (millions)				
During the period(3)	**79.0**	67.4	**77.3**	66.2
End of period	**79.2**	70.9	**79.2**	70.9

(1) *Non-GAAP financial measure; see previous public disclosures.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

SEC File # 82-34911

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended June 30

Net income for the three months ended June 30, 2009 was $36.9 million or 10 percent higher than the $32.9 million reported for the same period in 2008. Net income was $0.47 per basic unit in the current quarter which was less than comparable quarter of $0.49 per basic unit due largely to the equity offerings of February 2009 and June 2008. During the quarter, the gas business performed well despite lower commodity prices and lower drilling activity in the Western Canada Sedimentary Basin (WCSB). The power business reported lower results primarily due to lower revenue from sales at spot power prices, but benefited from hedged prices that were significantly higher than spot prices. Unrealized gains, short-term investment income and lower administrative expenses recorded in the Corporate segment contributed to earnings compared to an operating loss reported in the comparable quarter. The Trust also reported higher interest expense because of the term debt financing undertaken by the Trust in the first half of 2009 which replaced floating debt that had lower effective interest rates. Income tax expense was higher in second quarter 2009 compared to the same quarter in 2008 due to tax on unrealized gains reported in the Corporate segment.

Operating income from the gas business was $24.6 million in second quarter 2009 compared to $23.7 million in same quarter 2008. Results were relatively flat despite the challenging economic environment faced by the gas business. Operating income increased due to no major turnarounds unlike the second quarter of 2008 when the gas business reported $4.9 million lower operating income as a result of turnarounds. Operating income also increased due to an adjustment to Energy Services liabilities related to natural gas transactions, higher extraction volumes processed and higher contracted transmission volumes. These increases were partially offset by lower throughput within most Field Gathering and Processing (FG&P) areas and lower NGL frac spreads.

In the power business, operating income was $19.6 million in second quarter 2009 compared to $29.4 million in second quarter 2008. Operating income decreased due to historic lower spot prices compared to second quarter 2008 when power prices were at historic highs, higher power volumes sold at spot prices and lower contributions from gas-fired peaking plants. The power business benefited from fixed-rate hedges that were higher than the spot prices for electricity during the quarter, as well as lower environmental compliance costs.

On a consolidated basis, net revenue for the quarter ended June 30, 2009 was $114.3 million compared to $117.3 million in same quarter 2008. In the gas business, net revenue decreased due to lower spot commodity prices, lower throughput in most FG&P areas and lower operating cost recoveries. These decreases were partially offset by the adjustment to Energy Services liabilities, higher extraction volumes and higher contracted transmission volumes. In the power business, net revenue decreased due to lower revenue from the sale of power at spot power prices which were partially offset by strong hedge prices and lower costs. The Corporate segment reported higher net revenue due to unrealized gains and short-term investment income.

Operating and administrative expense for second quarter 2009 was $50.8 million, down from $63.4 million in same quarter 2008. The decrease was a result of no turnarounds in second quarter 2009 compared to second quarter 2008 when approximately $6.0 million in turnaround costs were recorded, $2.6 million charge for project development costs in second quarter 2008 and lower administrative costs due to cost control measures in the Corporate segment. The decreases were partially offset by higher costs incurred to support the Trust's growth initiatives in both the gas and power business.

Amortization expense for second quarter 2009 was $18.0 million compared to $16.8 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Interest expense for second quarter 2009 was $8.0 million compared to $6.3 million in same quarter 2008. The increase was due to a higher average borrowing rate because of the $200 million MTN issuance in April 2009 at a 7.42 percent

coupon rate. Interest rate increases were partially offset by lower average debt balances of $590.6 million compared to $615.9 million for the same period in 2008. The average borrowing rate was 6.2 percent in second quarter 2009 compared to 4.6 percent for second quarter 2008.

Income tax expense in second quarter 2009 was $0.8 million compared to income tax recovery of $2.2 million in the same period 2008. The increase was largely due to the tax impact of unrealized gains from risk management contracts.

Six Months Ended June 30

Net income for the six months ended June 30, 2009 was $74.4 million, higher than net income from the same period in 2008 of $70.5 million. Net income was $0.96 per basic unit for the first six months of 2009 which was less than comparable period of $1.06 per basic unit due largely to the equity offerings of February 2009 and June 2008. During the first half of 2009, the gas business performed well despite lower commodity prices and lower drilling activity within WCSB. The power business reported lower results primarily due to lower revenue from sales at spot power prices compared to the same period last year, but benefited from strong hedge prices and lower costs. Unrealized gains and lower administrative expenses recorded in the first half of 2009 in the Corporate segment contributed to a lower operating loss in this segment compared to the same period last year. The Trust reported slightly higher interest expense in the first half of 2009 compared to the same period in 2008 due to higher interest rates but was partially offset by lower average debt balances. Income tax expense was higher in the six months ended June 30, 2009 compared to the same period in 2008 due to higher taxes on unrealized gains partially offset by lower income subject to tax.

Operating income from the gas business was $53.0 million in the first half of 2009 compared to $52.6 million in same period 2008. Results were relatively flat in spite of the challenging economic environment faced by the gas business. Operating income increased primarily due to no major turnarounds in the first half of 2009, the adjustment to Energy Services liabilities, higher extraction volumes processed and higher contracted volumes in the transmission business. These increases were partially offset by lower throughput in most FG&P areas and lower NGL frac spreads received on the unhedged volumes.

In the power business, operating income was $43.7 million in the first half of 2009 compared to $55.3 million in same period 2008. Operating income decreased due to lower revenue from sales at spot power prices, partially offset by stronger hedge prices and lower costs.

The operating loss incurred by the Corporate segment decreased primarily due to higher unrealized gains, no one-time charges unlike the $2.6 million for project development costs in second quarter 2008 and lower administrative expenses primarily due to cost control measures initiated in late 2008.

On a consolidated basis, net revenue for the six months ended June 30, 2009 was $226.4 million compared to $228.0 million in same period 2008. In the gas business, net revenue decreased due to lower throughput in most FG&P areas, lower spot commodity prices and lower operating cost recoveries, partially offset by adjustments to Energy Services liabilities, higher extraction volumes and higher contracted transmission volumes. In the power business, net revenue decreased due to lower revenue from the sale of power at spot power prices, partially offset by strong hedge prices and lower costs. The Corporate segment reported higher net revenue due to unrealized gains and short-term investment income.

Operating and administrative expense for the six months ended June 30, 2009 was $100.8 million, down from $110.6 million in same period last year. The decrease was largely due to no turnarounds unlike the same period last year, when $6.0 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in the same period last year. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the addition of new assets and businesses acquired by the Trust during the second half of 2008.

Amortization expense for the six months ended June 30, 2009 was $35.6 million compared to $32.8 million in the same

period last year. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Interest expense for the six months ended June 30, 2009 was $13.6 million compared to $13.3 million in the same period last year. The increase was due to a higher average borrowing rate, partially offset by lower average debt balances of $579.6 million compared to $596.6 million for the same period in 2008. The average borrowing rate was 5.4 percent in the first half of 2009 compared to 4.9 percent in the same period in 2008.

Income tax expense in the first half of 2009 was $2.3 million compared to $0.8 in the same period 2008. The increase was due to the tax impact of risk management contracts, partially offset by lower income subject to the tax provision.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and Alberta power prices, the Trust has a disciplined hedging strategy which mitigates the impact of NGL frac spread and power price volatility. For the remainder of 2009, two-thirds of NGL and power volumes exposed to spot prices have been hedged at prices similar to hedged prices in 2008. For 2010, over 20 percent of volumes exposed to frac spreads have been hedged at approximately $24/Bbl and approximately 50 percent of Alberta power volumes have been hedged at $77/MWh.

Gas business results are expected to be relatively unchanged in 2009 compared to 2008 since revenue contributions from completed capital projects and fewer turnarounds are expected to offset lower commodity prices. Management expects current producer drilling rates to remain unchanged into the fall of 2009; however, management believes natural gas prices may modestly strengthen when the lack of drilling adjusts the balance between North American natural gas supply and demand. Although this presents a short-term challenge for the FG&P segment, AltaGas believes it is well positioned when the economic environment improves. AltaGas is working closely with its customers to find ways to optimize gas processing capacity in an effort to reduce costs for its customers and rationalize processing capacity in its operating areas. The Trust is also working with producers on engineering estimates and feasibility studies for plant expansions and consolidations. Despite continued low gas prices, the Trust is expediting plans to take advantage of these opportunities.

The gas business is also expected to benefit from the capital projects undertaken in 2008 to increase plant efficiencies and throughput at the Harmattan Complex, the operation of the Sarnia Storage Project and the expansion of the Ethylene Delivery System (EDS), as well as measures to improve efficiencies at other facilities.

The power business results are expected to be lower based on the current forward spot price for power. Lower power prices are expected to be partially offset by the Bear Mountain Wind Park, which is expected to be in commercial service in November 2009. The power segment is also expected to benefit from measures taken to reduce environmental costs.

RESULTS OF OPERATIONS BY BUSINESS

Operating Income	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2009**	2008	**2009**	2008
Gas	**24.6**	23.7	**53.0**	52.6
Power	**19.6**	29.4	**43.7**	55.3
Corporate	**1.3**	(16.1)	**(6.7)**	(23.4)
	45.5	37.0	**90.0**	84.5

Consolidated Balance Sheets

(unaudited)

($ thousands)	June 30 2009	December 31 2008
ASSETS		
Current assets		
Cash and cash equivalents	**$ 116,628**	$ 18,304
Short-term investment	**32,481**	-
Accounts receivable	**154,342**	220,280
Inventory	**506**	775
Restricted cash holdings from customers	**33,532**	24,017
Risk management	**82,474**	92,842
Other current assets	**7,881**	7,705
	427,844	363,923
Capital assets	**1,492,694**	1,436,686
Energy arrangements, contracts and relationships	**133,931**	138,913
Goodwill	**143,840**	143,840
Risk management	**26,077**	31,147
Long-term investments and other assets	**28,569**	17,744
	$ 2,252,955	$ 2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 117,550**	$ 198,232
Distributions payable to unitholders	**14,256**	12,943
Short-term debt	**651**	4,493
Current portion of long-term debt	**1,396**	1,363
Customer deposits	**33,532**	24,017
Deferred revenue	**3,233**	2,777
Risk management	**48,408**	57,423
Other current liabilities	**16,764**	21,927
	235,790	323,175
Long-term debt	**674,193**	559,412
Asset retirement obligations	**45,092**	41,708
Future income taxes	**207,572**	211,256
Risk management	**16,792**	16,745
Convertible debentures	**16,609**	16,682
Other long-term liabilities	**6,268**	5,833
	1,202,316	1,174,811
Unitholders' equity	**1,050,639**	957,442
	$ 2,252,955	$ 2,132,253

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three Months Ended June 30 **2009**	Three Months Ended June 30 2008	Six Months Ended June 30 **2009**	Six Months Ended June 30 2008
REVENUE				
Operating	**$ 274,469**	$ 489,832	**$ 627,922**	$ 932,294
Unrealized gain (loss) on risk management	**5,904**	(2,896)	**6,539**	(2,268)
Other	**5,524**	149	**5,993**	1,510
	285,897	487,085	**640,454**	931,536
EXPENSES				
Cost of sales	**171,609**	369,800	**414,019**	703,503
Operating and administrative	**50,848**	63,505	**100,846**	110,707
Amortization:				
Capital assets	**15,524**	14,448	**30,583**	27,965
Energy arrangements, contracts and relationships	**2,491**	2,376	**4,982**	4,860
	240,472	450,129	**550,430**	847,035
Foreign exchange gain	**186**	58	**337**	113
Interest expense				
Short-term debt	**444**	389	**637**	1,173
Long-term debt	**7,508**	5,929	**13,019**	12,144
Income before income taxes	**37,659**	30,696	**76,705**	71,297
Income tax expense (recovery)				
Current income tax	**179**	198	**266**	217
Future income tax	**618**	(2,413)	**2,042**	590
Net income	**36,862**	32,911	**74,397**	70,490
Accumulated earnings, beginning of period	**711,271**	547,991	**673,736**	510,412
Accumulated earnings, end of period	**$ 748,133**	$ 580,902	**$ 748,133**	$ 580,902
Net income per unit				
Basic	**$ 0.47**	$ 0.49	**$ 0.96**	$ 1.06
Diluted	**$ 0.46**	$ 0.49	**$ 0.96**	$ 1.06
Weighted average number of units outstanding (thousands)				
Basic	**78,955**	67,382	**77,288**	66,223
Diluted	**79,962**	68,302	**78,247**	67,157

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
Net income	$ **36,862**	$ 32,911	$ **74,397**	$ 70,490
Other comprehensive income (loss), net of tax				
Unrealized net gain (loss) on derivatives designated as cash flow hedges	**(5,300)**	(11,480)	**4,397**	(14,866)
Reclassification of available-for-sale financial assets as a result of business acquisition	**-**	-	**-**	(17,873)
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	**(10,596)**	477	**(15,056)**	(2,423)
	(15,896)	(11,003)	**(10,659)**	(35,162)
Comprehensive income	$ **20,966**	$ 21,908	$ **63,738**	$ 35,328
Accumulated other comprehensive income, beginning of period	$ **36,806**	$ 3,010	$ **31,569**	$ 27,169
Other comprehensive income, net of tax	**(15,896)**	(11,003)	**(10,659)**	(35,162)
Accumulated other comprehensive income, end of period	$ **20,910**	$ (7,993)	$ **20,910**	$ (7,993)

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended June 30 2009	2008	Six Months Ended June 30 2009	2008
Cash from operations				
Net income	**$ 36,862**	$ 32,911	**$ 74,397**	$ 70,490
Items not involving cash:				
Amortization	**18,015**	16,824	**35,565**	32,825
Accretion of asset retirement obligations	**771**	498	**1,537**	955
Unit-based compensation	**(113)**	95	**(64)**	195
Future income tax expense (recovery)	**618**	(2,413)	**2,042**	590
Gain on sale of assets	**(28)**	(311)	**(28)**	(318)
Equity income	**(464)**	(36)	**(1,070)**	(581)
Unrealized (gain) loss	**(10,466)**	2,896	**(11,101)**	2,268
Other	**885**	115	**1,791**	395
Asset retirement obligations settled	**4**	(161)	**(145)**	(217)
Net change in non-cash working capital	**20,616**	28,644	**(5,558)**	10,597
	66,700	79,062	**97,366**	117,199
Investing activities				
Increase (decrease) in customer deposits	**(5,591)**	(6,022)	**(9,515)**	354
Decrease in note receivable	**-**	5,500	**-**	5,500
Capital expenditures	**(54,182)**	(32,545)	**(88,544)**	(84,233)
Disposition of capital assets	**-**	8,843	**-**	8,843
Distributions from equity investments	**81**	61	**299**	137
Acquisition of short-term investments	**(27,920)**	-	**(27,920)**	-
Acquisition of long-term investments and other assets	**-**	(399)	**(10,000)**	(261,005)
	(87,612)	(24,562)	**(135,680)**	(330,404)
Financing activities				
Repayment of short-term debt	**(429)**	(7,260)	**(3,842)**	(1,252)
Net issuance (repayment) of revolving long-term debt	**(145,717)**	(126,130)	**(184,301)**	153,666
Issuance of long-term debt	**295,476**	-	**295,476**	-
Repayment of long-term debt	**(347)**	(733)	**(684)**	(733)
Distributions to unitholders	**(42,583)**	(34,868)	**(82,617)**	(68,066)
Net proceeds from issuance of units	**7,131**	117,713	**112,606**	125,424
Net proceeds from issuance of warrants	**-**	-	**-**	4,500
	113,531	(51,278)	**136,638**	213,539
Change in cash and cash equivalents	**92,619**	3,222	**98,324**	334
Cash and cash equivalents, beginning of period	**24,009**	9,563	**18,304**	12,451
Cash and cash equivalents, end of period	**$ 116,628**	$ 12,785	**$ 116,628**	$ 12,785

See accompanying notes to the Consolidated Financial Statements.

Supplementary Quarterly Financial Information

(unaudited)

($ millions unless otherwise indicated)	**Q2-09**	Q1-09	Q4-08	Q3-08	Q2-08
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Gas business					
Extraction and Transmission	**42.4**	44.6	42.7	43.8	44.1
Field Gathering and Processing	**32.6**	33.4	33.6	38.1	40.6
Energy Services	**6.1**	6.1	3.3	4.4	3.0
	81.1	84.1	79.6	86.3	87.7
Power Generation	**23.4**	27.5	35.9	32.8	31.9
Corporate	**11.3**	1.2	10.1	3.6	(2.8)
Intersegment Elimination	**(1.5)**	(0.7)	0.2	-	0.5
	114.3	112.1	125.8	122.7	117.3
EBITDA[2]					
Gas Business					
Extraction and Transmission	**28.1**	29.9	29.0	25.4	25.7
Field Gathering and Processing	**8.7**	10.5	10.3	14.2	12.8
Energy Services	**3.0**	3.0	0.1	1.4	(0.4)
	39.8	43.4	39.4	41.0	38.1
Power Generation	**21.9**	26.0	34.4	31.8	31.4
Corporate	**1.8**	(7.1)	(2.9)	(4.7)	(15.7)
	63.5	62.3	70.9	68.1	53.8
Operating Income (Loss)[2]					
Gas Business					
Extraction and Transmission	**20.6**	22.7	22.2	18.0	18.8
Field Gathering and Processing	**1.4**	3.2	3.1	7.2	5.8
Energy Services	**2.6**	2.5	(0.3)	0.8	(0.9)
	24.6	28.4	25.0	26.0	23.7
Power Generation	**19.6**	24.1	32.5	30.1	29.4
Corporate	**1.3**	(7.8)	(3.4)	(5.4)	(16.1)
	45.5	44.7	54.1	50.7	37.0

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure.*

Supplementary Quarterly Operating Information

(unaudited)

	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08
OPERATING HIGHLIGHTS					
Extraction and Transmission					
Extraction inlet gas processed (Mmcf/d)(1)	**798**	882	790	781	759
Extraction volumes (Bbls/d)(1)	**39,334**	42,898	35,426	35,591	35,335
Transmission volumes (Mmcf/d)(1)(3)	**345**	348	367	381	390
Frac spread - realized ($/Bbl)(1)(4)	**22.05**	25.29	28.41	26.02	27.61
Frac spread - average spot price ($/Bbl)(1)(4)	**16.34**	15.20	18.58	36.92	30.32
Field Gathering and Processing					
Capacity (gross Mmcf/d)(2)	**1,172**	1,172	1,172	1,178	1,178
Throughput (gross Mmcf/d)(1)	**475**	480	521	545	554
Capacity utilization (%)(1)	**41**	41	44	46	47
Energy Services					
Energy management service contracts(2)	**1,727**	1,707	1,711	1,572	1,514
Average volumes transacted (GJ/d)(1)	**287,315**	374,113	291,353	298,608	303,212
Power Generation					
Volume of power sold (GWh)(1)	**672**	664	664	651	648
Average price realized on sale of power ($/MWh)(1)	**63.84**	74.33	87.30	83.10	89.46
Alberta Power Pool average spot price ($/MWh)(1)	**32.31**	63.01	95.18	80.36	107.56

(1) *Average for the period.*

(2) *As at period end.*

(3) *Excludes natural gas liquids pipeline volumes.*

(4) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	07/01/2009 - 07/31/2009

Summary

Issued & Outstanding Opening Balance :	77,112,135	As at :	07/01/2009

	Effect on Issued & Outstanding Securities
DRIP Plan #1 - Trust Units	203,066
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #2 - Exchangeable LP Units	11
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	77,315,212

DRIP Plan #1 - Trust Units

Opening Reserve **1,375,227** As at : 07/01/2009

Effective Date	Securities Listed	Securities Issued
07/15/2009		203,066
Totals	0	203,066

Closing Reserve: **1,172,161** As at : 07/31/2009

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **2,905,000** As at : 07/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/02/2009	N			4,000	
Filer's comment April 21, 2005 options cancelled due to employee departure					
07/02/2009	N			2,000	
Filer's comment September 6, 2006 options cancelled due to employee departure					
07/02/2009	N			750	
Filer's comment March 23, 2007 options cancelled due to employee departure					
07/02/2009	N			500	
Filer's comment December 10, 2007 options cancelled due to employee departure					
07/10/2009	N			4,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
07/16/2009	N			2,250	
Filer's comment December 19, 2005 options cancelled due to employee departure					

07/22/2009	N			1,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
07/24/2009	N			1,250	
Filer's comment September 6, 2006 options cancelled due to employee departure					
07/24/2009	N			2,625	
Filer's comment December 10, 2007 options cancelled due to employee departure					
07/24/2009	N			1,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
07/31/2009	N			4,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
Totals		0	0	23,375	0

Stock Options Outstanding Closing Balance: **2,881,625** As at : 07/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,138** As at : 07/01/2009

Effective Date	Securities Listed	Securities Issued
07/15/2009		11
Totals	0	11

Closing Reserve: **704,127** As at : 07/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	08/05/2009
Last Updated:	08/05/2009

SEC File # 82-34911

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON SECOND QUARTER RESULTS ON AUGUST 5

Calgary, Alberta (July 29, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its second quarter results on Wednesday, August 5, 2009 during market hours. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. MT (4:00 p.m. ET)
Dial-in:	416-340-9534 or toll free at 1-877-240-9772
Webcast:	http://events.onlinebroadcasting.com/altagas/080509/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 5642521. The replay will expire at midnight (Eastern) on August 12, 2009. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas **NEWS RELEASE** SEC File # 82-34911

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (July 13, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on August 17, 2009 to holders of record on July 27, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

AltaGas Income Trust ("**AltaGas**")
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

2. **Date of Material Change:**

June 29, 2009

3. **News Release:**

A press release disclosing the nature and substance of the material change was issued by AltaGas on June 29, 2009 through Marketwire.

4. **Summary of Material Change:**

On June 29, 2009, AltaGas announced that it completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

5. **Full Description of Material Change:**

On June 29, 2009, AltaGas announced that it completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

The offering was made through a syndicate of investment dealers co-led by Scotia Capital Inc. and CIBC World Markets Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by Standard & Poor's Rating Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary
AltaGas General Partner Inc., as agent of AltaGas Income Trust
Telephone: (403) 691-7575

9. Date of Report:

July 6, 2009.

Les titres décrits dans le présent supplément de fixation du prix, ainsi que dans le prospectus auquel il se rattache, dans sa version modifiée ou complétée, et les documents qui sont réputés intégrés par renvoi dans le prospectus, dans sa version modifiée ou complétée, ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément; toute personne qui donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933 *et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus aux États-Unis d'Amérique.*

ALTAGAS INCOME TRUST

Numéro du supplément de fixation du prix :	N° 1
Date :	Le 22 juin 2009

(Se rattachant à un prospectus simplifié préalable d'AltaGas Income Trust (la « **Fiducie** ») daté du 5 juin 2009, dans sa version complétée par un supplément de prospectus de la Fiducie daté du 22 juin 2009.)

BILLETS À MOYEN TERME – SÉRIE 2

(non assortis d'une sûreté)

Capital et intérêts inconditionnellement garantis par AltaGas Holding Limited Partnership No. 1

Modalités de l'émission

Désignation :	Billets à moyen terme 6,94 %, série 2 (les « **billets** »)
Numéro CUSIP :	02137ZAD6
Capital :	100 000 000 $
Commission :	0,37 %
Prix d'émission :	999,73 $ par tranche de capital de 1 000 $
Produit net (après commission) :	99 603 000 $
Monnaie :	Dollar canadien
Date de l'opération :	Le 22 juin 2009
Date de règlement :	Le 29 juin 2009
Date d'échéance :	Le 29 juin 2016
Lieu de livraison :	Calgary (Alberta)
Taux d'intérêt nominal des coupons :	6,94 %
Échéances des coupons :	Semestriellement, à terme échu, le 29 juin et le 29 décembre de chaque année, à compter du 29 décembre 2009
Date du premier paiement des coupons :	Le 29 décembre 2009
Premier paiement des coupons :	34,70 $ par tranche de capital de 1 000 $
Dispositions de remboursement :	La Fiducie peut rembourser les billets, en totalité à tout moment ou en partie de temps à autre, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au plus élevé des montants

	suivants : le prix selon le rendement des obligations du Canada (au sens défini ci-après) ou la valeur nominale des billets, majoré des intérêts courus et impayés jusqu'à la date de remboursement, exclusivement.
Pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada :	99 points de base
Forme des billets :	Billet global immatriculé au nom de CDS & Co.
Fiduciaire :	Société de fiducie Computershare du Canada
Courtiers :	Scotia Capitaux Inc. Marchés mondiaux CIBC inc. RBC Dominion valeurs mobilières Inc. Financière Banque Nationale Inc. Valeurs Mobilières TD Inc. BMO Nesbitt Burns Inc. Valeurs mobilières HSBC (Canada) Inc.
Mode de placement :	Placement pour compte
Capital global des billets à moyen terme en circulation (y compris les billets décrits dans le présent supplément de fixation du prix) :	500 000 000 $
Emploi du produit :	Le produit net revenant à la Fiducie tiré de la vente des billets servira à rembourser des dettes bancaires existantes et aux fins générales de l'entreprise.
Termes clés :	Les termes clés utilisés dans le présent supplément de prospectus n° 1 sans y être définis ont le sens qui leur est attribué dans l'acte de fiducie daté du 12 mai 2005 intervenu entre la Fiducie et Société de fiducie Computershare du Canada (l'« **acte de fiducie** »).

Remboursement en cas d'événement déclencheur de changement de contrôle :

L'exposé suivant doit être lu à la lumière des conditions du deuxième acte complémentaire qui sera conclu le 29 juin 2009 par le fiduciaire et la Fiducie (le « **deuxième acte complémentaire de la Fiducie** »), modifiant et mettant à jour les conditions de l'acte de fiducie visant les billets.

Si un événement déclencheur de changement de contrôle (défini ci-après) se produit, à moins que la Fiducie n'ait exercé son droit facultatif de rembourser la totalité des billets de la façon décrite dans l'acte de fiducie, la Fiducie devra offrir de rembourser la totalité ou, au gré du porteur de billets, toute partie (par tranches de 1 000 $) des billets de ce porteur aux termes de l'offre décrite

plus loin (l'« **offre en cas de changement de contrôle** ») au prix de remboursement au comptant correspondant à 101 % du montant en capital majoré des intérêts courus et impayés à la date de remboursement.

Dans un délai de 30 jours après tout événement déclencheur de changement de contrôle, la Fiducie devra donner aux porteurs de billets un avis décrivant l'opération ou les opérations qui constituent l'événement déclencheur de changement de contrôle et offrant de rembourser les billets à la date précisée dans l'avis (la « **date de paiement suite à un changement de contrôle** »), date qui ne tombera pas moins de 30 jours ni plus de 60 jours après la date à laquelle l'avis est remis. La Fiducie est tenue de respecter les exigences des lois et des règlements sur les valeurs mobilières applicables dans le cadre du remboursement des billets par suite d'un événement déclencheur de changement de contrôle. Dans la mesure où les dispositions de ces lois ou de ces règlements sur les valeurs mobilières applicables entrent en conflit avec les dispositions relatives à une offre en cas de changement de contrôle résumées dans le présent supplément de fixation du prix n° 1, la Fiducie sera tenue de se conformer à ces lois et règlements et ne sera pas réputée avoir manqué à son obligation de rembourser les billets en raison de ce conflit.

La Fiducie ne sera pas tenue de faire une offre en cas de changement de contrôle à la survenance d'un événement déclencheur de changement de contrôle si un tiers fait une telle offre essentiellement de la façon, dans les délais et en conformité avec les exigences applicables à une offre en cas de changement de contrôle (et assortie au moins du même prix d'achat payable au comptant) et que ce tiers achète la totalité des billets déposés en bonne et due forme et dont le dépôt n'a pas été révoqué aux termes de son offre.

Tout manquement par la Fiducie aux dispositions qui précèdent relativement à un changement de contrôle constituera un cas de défaut au titre des billets de série 2.

Modification de la définition d'obligations financées dans le deuxième acte complémentaire de la Fiducie :

La définition d'obligations financées contenue dans le deuxième acte complémentaire de la Fiducie et applicable aux billets seulement est modifiée comme suit :

« **obligations financées** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant à la dette figurant au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations au titre du prix d'achat; et d) de tout montant au titre des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée.

Modification de la définition de charges autorisées dans le deuxième acte complémentaire de la Fiducie :

La définition de charges autorisées contenue dans le deuxième acte complémentaire de la Fiducie et applicable aux billets seulement est modifiée par le retrait du paragraphe a) en entier.

Facteurs de risque

En plus des risques énumérés dans le prospectus de base ou intégrés par renvoi dans le prospectus de la Fiducie daté du 5 juin 2009, un placement dans les billets est assujetti aux risques additionnels suivants :

Remboursement en cas d'événement déclencheur de changement de contrôle

Si la Fiducie doit rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, il se pourrait qu'elle n'ait pas les fonds suffisants pour payer les billets au comptant à ce moment. De plus, la capacité de la Fiducie de rembourser les billets au comptant pourrait être limitée par les lois applicables. Si la Fiducie est incapable de rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, les dispositions en matière de défaut croisé contenues dans les autres conventions relatives à des titres de créance de la Fiducie pourraient être déclenchées, ce qui pourrait donner lieu à un cas de défaut aux termes de ces conventions.

Documents intégrés par renvoi

Le prospectus de la Fiducie daté du 5 juin 2009, dans lequel le présent supplément de fixation du prix est réputé intégré par renvoi, intègre aussi par renvoi :

a) les états financiers consolidés vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2008 et 2007, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2008;

b) la notice annuelle de la Fiducie datée du 9 mars 2009 pour l'exercice terminé le 31 décembre 2008;

c) la circulaire d'information de la direction datée du 3 mars 2009 relativement à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 21 avril 2009;

d) les états financiers consolidés non vérifiés de la Fiducie et les notes afférentes au 31 mars 2009 et 2008 et pour les trimestres terminés à ces dates, ainsi que le rapport de gestion pour le trimestre terminé le 31 mars 2009;

e) la déclaration de changement important de la Fiducie datée du 4 février 2009 concernant le placement par voie de prise ferme de 6 100 000 parts de fiducie;

f) la déclaration de changement important de la Fiducie datée du 1er mai 2009 concernant le parachèvement de l'émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang.

Définitions

Le « **prix selon le rendement des obligations du Canada** » s'entend, dans les faits, du prix du billet faisant l'objet d'un remboursement, calculé pour donner un rendement à l'échéance correspondant au rendement des obligations du Canada (au sens défini ci-dessous) le jour ouvrable précédant la date à laquelle l'avis de remboursement est donné, majoré du pourcentage

supplémentaire au taux de rendement des obligations du gouvernement du Canada indiqué ci-dessus.

Le « **changement de contrôle** » s'entend de la survenance de l'un ou l'autre des cas suivants : a) la vente, le transfert, le transport, la location ou une autre disposition, directement et indirectement (autrement qu'au moyen d'un regroupement, d'un arrangement, d'une fusion ou de l'émission de titres avec droit de vote), exécuté en une opération ou une série d'opérations connexes, de la totalité ou de la quasi-totalité des biens et des actifs de la Fiducie, sur une base consolidée, à une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (autre que la Fiducie et ses filiales); b) la conclusion de toute opération, notamment, un regroupement, un arrangement, une fusion ou une émission de titres avec droit de vote qui fait en sorte qu'une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (sauf la Fiducie et ses filiales) devient le propriétaire véritable, directement et indirectement, de plus de 50 % des titres avec droit de vote de la Fiducie ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie ou de l'entité résultant du regroupement ou de la fusion ou de l'entité remplaçante, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de parts (mais ne comprend pas la création d'une société de portefeuille ou une opération semblable qui ne comporte pas un changement de la propriété véritable de la Fiducie). Toutefois, un changements de contrôle ne peut pas découler uniquement de la restructuration d'une EIPD si la restructuration d'une EIPD fait en sorte que les propriétaires véritables des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie immédiatement avant la restructuration continuent d'être propriétaires véritables, directement ou indirectement, de plus de la moitié des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote dans l'entité issue de l'opération immédiatement après la restructuration, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de titres.

Un « **événement déclencheur de changement de contrôle** » s'entend à la fois d'un changement de contrôle et d'un événement défavorable concernant la notation.

« **DBRS** » s'entend de DBRS Limited et de ses successeurs.

Le « **rendement des obligations du gouvernement du Canada** » s'entend à toute date, dans les faits, du rendement à l'échéance à cette date, en supposant qu'il soit composé semestriellement, que donnerait une obligation du gouvernement du Canada non remboursable libellée en dollars canadiens, comportant une durée jusqu'à l'échéance correspondant à la durée restante jusqu'à la date d'échéance des billets remboursés si elle était émise à cette date au Canada à 100 % de son capital. Le rendement des obligations du Canada correspondra à la moyenne des rendements déterminés par deux importants courtiers en placement canadiens choisis par la Fiducie.

Une « **note de grande qualité** » s'entend d'une note égale ou supérieure à BBB- (ou l'équivalent de toute catégorie de notation remplaçante de S&P) accordée par S&P, à BBB (bas) (ou l'équivalent de toute catégorie de notation remplaçante de DBRS) accordée par DBRS ou une note de crédit de grande qualité équivalente de toute autre agence de notation déterminée.

« **Moody's** » s'entend de Moody's Investor Service, Inc. et de ses successeurs.

Un « **événement défavorable concernant la notation** » s'entend du déclassement de la note des billets par chaque agence de notation déterminée s'il y en a moins que trois ou par deux des trois agences de notation déterminées s'il y en a trois (le « **seuil requis** ») un jour quelconque au cours

de la période de 60 jours (laquelle période sera prolongée tant que la note des billets fait l'objet d'une analyse annoncée publiquement en vue d'un déclassement éventuel par le nombre d'agences de notation déterminées qui, avec les agences de notation déterminées qui ont déjà déclassé la note qu'elles ont accordée aux billets, comme il est indiqué précédemment, forme le seuil requis, mais uniquement dans la mesure, et tant et aussi longtemps, qu'un événement déclencheur de changement de contrôle serait provoqué par un tel déclassement s'il survenait) après le premier des deux événements suivants à survenir, à savoir a) la survenance d'un changement de contrôle et b) un avis public de la survenance d'un changement de contrôle ou de l'intention de la Fiducie d'effectuer un changement de contrôle ou d'une convention du Fonds conclue à cette fin.

« **S&P** » s'entend de Standard & Poor's Ratings Services et de ses successeurs.

La « **restructuration d'une EIPD** » désigne une restructuration, une réorganisation ou une autre opération ou série d'opérations connexe entreprises par la Fiducie et ses filiales, à la suite de laquelle une société est constituée, créée ou adoptée, ou remplace la Fiducie, ou une combinaison de ce qui précède, effectuée dans le but, directement ou indirectement, de tenir compte des changements apportés au régime d'imposition de certaines fiducies et sociétés de personnes en vertu de la *Loi de l'impôt sur le revenu* (Canada) qui ont été initialement annoncés le 31 octobre 2006, dans leur version éventuellement complétée et mise en application à l'occasion.

Les « **agences de notation déterminées** » s'entendent de S&P et DBRS et, si Moody's octroie une note aux billets, s'entend également de Moody's, tant et aussi longtemps, dans chaque cas, qu'elles ne cessent pas de noter les billets ou n'omettent pas de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie. Si une ou plusieurs de ces agences cessent de noter les billets ou omettent de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie, elle peut choisir une autre « **agence de notation agréée** », au sens du Règlement 41-101 des Autorités canadiennes en valeurs mobilières, comme agence de remplacement pour une ou plusieurs des agences précitées, selon le cas, à condition que la Fiducie reste notée par au moins deux agence de notation déterminées à tout moment.

CONSENTEMENT D'ERNST & YOUNG S.R.L.

Nous avons lu le supplément de fixation du prix n°1 daté du 22 juin 2009 relatif au prospectus préalable de base simplifié d'AltaGas Income Trust (la «Fiducie») daté du 5 juin 2009, complété par le supplément de prospectus daté du 22 juin 2009, relatif au placement de débentures-billets à moyen terme d'un maximum de 500 000 000 $ (collectivement le «prospectus») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2008 et 2007 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2008. Notre rapport est daté du 24 février 2009.

Calgary, Canada
Le 22 juin 2009

(signé) « *Ernst & Young s.r.l.* »
Comptables agréés

SEC File # 82-34911

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.

ALTAGAS INCOME TRUST

Pricing Supplement No:	No. 1
Date:	June 22, 2009

(To a short form shelf prospectus of AltaGas Income Trust (the "**Trust**") dated June 5, 2009, as supplemented by a prospectus supplement of the Trust dated June 22, 2009.)

MEDIUM TERM NOTES - SERIES 2

(unsecured)

Unconditionally guaranteed as to principal and interest by AltaGas Holding Limited Partnership No.1

Terms of Issue

Designation:	6.94% Medium Term Notes, Series 2 (the "**Notes**")
CUSIP #:	02137ZAD6
Principal Amount:	$100,000,000
Commission Rate:	0.37%
Issue Price:	$999.73 per $1,000 principal amount
Net Proceeds (after commission):	$99,603,000
Currency:	Canadian dollars
Trade Date:	June 22, 2009
Settlement Date:	June 29, 2009
Maturity Date:	June 29, 2016
Place of Delivery:	Calgary, Alberta
Coupon Rate:	6.94%
Coupon Dates:	Semi-annually in arrears on June 29 and December 29 in each year, commencing on December 29, 2009.
Initial Coupon Payment Date:	December 29, 2009
Initial Coupon Payment:	$34.70 per $1,000 principal amount
Redemption Provisions:	The Trust may redeem the Notes, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date of redemption.
Government of Canada Yield Additional Percentage:	99 bps
Form of Notes:	Global Note registered in the name of CDS & Co.
Trustee:	Computershare Trust Company of Canada

Dealers:	Scotia Capital Inc. CIBC World Markets Inc. RBC Dominion Securities Inc. National Bank Financial Inc. TD Securities Inc. BMO Nesbitt Burns Inc. HSBC Securities (Canada) Inc.
Method of Distribution:	Agency
Aggregate Principal Amount of Medium Term Notes Outstanding (including those described in this Pricing Supplement):	$500,000,000
Use of Proceeds:	The net proceeds to the Trust from the sale of the Notes will be used to pay down existing bank indebtedness and for general corporate purposes.
Capitalized Terms:	Capitalized terms used in this Pricing Supplement No. 1 and not defined herein have the meaning given to such terms in the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada (the "**Trust Indenture**").

Repurchase Upon Change of Control Triggering Event:

The following description is qualified in its entirety by the terms of the second supplemental indenture to be entered into as of June 29, 2009 between the Trustee and the Trust (the "**Second Supplemental Trust Indenture**") amending and supplementing the terms of the Trust Indenture in respect of the Notes.

If a Change of Control Triggering Event (as defined below) occurs, unless the Trust has exercised its optional right to repurchase all of the Notes as described in the Trust Indenture, the Trust will be required to make an offer to repurchase all or, at the option of the Noteholder, any part (equal to $1,000 or an integral multiple thereof) of each Noteholder's Notes pursuant to the offer described below (the "**Change of Control Offer**"), at a purchase price payable in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following any Change of Control Triggering Event, the Trust will be required to give written notice to Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice (the "**Change of Control Payment Date**"), which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Trust must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the provisions described in this Pricing Supplement No. 1 relating to a Change of Control Offer, the Trust will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Notes by virtue of such conflict.

The Trust will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such

third party purchases all Notes properly tendered and not withdrawn under its offer.

The failure by the Trust to comply with the covenant set forth above relating to a Change of Control will constitute an Event of Default with respect to the Series 2 Notes.

Amendment to Definition of Funded Obligations in Second Supplemental Trust Indenture:

The definition of Funded Obligations for purposes of the Second Supplemental Trust Indenture and the Notes only shall be amended as follows:

"**Funded Obligations**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as debt for borrowed money on a consolidated balance sheet of the Trust and its Designated Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

Amendment to Definition of Permitted Encumbrances in Second Supplemental Trust Indenture:

The definition of Permitted Encumbrances for purposes of the Second Supplemental Trust Indenture and the Notes only shall be amended by removing paragraph (a) thereof in its entirety.

Risk Factors

In addition to the risks identified or incorporated by reference in the prospectus of the Trust dated June 5, 2009, an investment in the Notes is subject to the following additional risks:

Repurchase Upon Change of Control Triggering Event

In the event that the Trust is required to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes in cash at such time. In addition, the Trust's ability to repurchase the Notes for cash may be limited by applicable law. If the Trust is unable to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, cross-default provisions in the Trust's other debt instruments may be triggered resulting in events of default thereunder.

Documents Incorporated by Reference

The prospectus of the Trust dated June 5, 2009, into which this pricing supplement is deemed to be incorporated by reference, also incorporates by reference therein:

(a) the audited consolidated financial statements of the Trust and notes thereto as at and for the years ended December 31, 2008 and 2007 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2008;

(b) the annual information form of the Trust dated March 9, 2009 for the year ended December 31, 2008;

(c) the information circular dated March 3, 2009 relating to the Annual and Special Meeting of unitholders of the Trust held on April 21, 2009;

(d) the unaudited consolidated financial statements of the Trust and notes thereto as at and for the three months ended March 31, 2009 and 2008, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2009;

(e) the material change report of the Trust dated February 4, 2009 with respect to a bought deal offering of 6,100,000 trust units; and

(f) the material change report of the Trust dated May 1, 2009 with respect to the completion of the $200 million issue of senior unsecured medium-term notes.

Definitions

"**Canada Yield Price**" shall mean, in effect, a price equal to the price of the Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date on which the notice of redemption is given, plus the Government of Canada Yield Additional Percentage, as set forth above.

"**Change of Control**" shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting securities), in one or a series of related transactions, of all or substantially all of the property and assets of the Trust, on a consolidated basis, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Trust or its subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Trust and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Trust and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust or of any such consolidated, amalgamated, merged or other continuing entity, measured by voting power rather than number of Units (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Trust); provided that a Change of Control shall not be deemed to have occurred solely as a result of any SIFT Restructuring provided that the result of the SIFT Restructuring is that the beneficial owners of voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust immediately prior to the SIFT Restructuring continue to beneficially own, directly or indirectly, more than 50% of the voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities, in such resulting entity immediately after such SIFT Restructuring, measured by voting power rather than by number of securities.

"**Change of Control Triggering Event**" shall mean the occurrence of both a Change of Control and a Rating Event.

"**DBRS**" means DBRS Limited and its successors.

"**Government of Canada Yield**" on any date shall mean, in effect, the yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada Bond would carry, if issued in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.

"**Investment Grade Rating**" shall mean a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

"**Moody's**" means Moody's Investor Service, Inc. and its successors.

"Rating Event" shall mean the rating on the Notes is lowered to below an Investment Grade Rating by each of the Specified Rating Agencies, if there are less than three Specified Ratings Agencies, or by two out of three of the Specified Ratings Agencies, if there are three Specified Ratings Agencies (the "**Required Threshold**"), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Ratings Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Trust's intention or agreement to effect a Change of Control.

"S&P" means Standard & Poor's Ratings Services and its successors.

"SIFT Restructuring" means any restructuring, reorganization or other transaction or series of related transactions undertaken by the Trust and its subsidiaries as a result of which a corporation is established, created, or adopted for, or in replacement of, the Trust, or any combination of the foregoing, effected for the purpose, directly or indirectly, of addressing the changes to the taxation of certain trusts and partnerships under the *Income Tax Act* (Canada) originally announced on October 31, 2006, as supplemented and implemented from time to time.

"Specified Rating Agencies" shall mean each of S&P and DBRS and, if a rating of the Notes is obtained from Moody's shall also include Moody's, as long as, in each case, such entity has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Trust's control; provided that if one or more of S&P, DBRS or Moody's, as applicable, ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Trust's control, the Trust may select any other "approved rating organization" within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be, and provided further that the Trust shall maintain a rating with at least two Specified Rating Agencies at all times.

Consent of Ernst & Young LLP

We have read pricing supplement No. 1 dated June 22, 2009 to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated February 24, 2009.

Calgary, Canada
June 22, 2009

(signed) "Ernst & Young LLP"
Chartered Accountants

Ernst & Young LLP

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST CLOSES $100 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (June 29, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

The offering was made through a syndicate of investment dealers co-led by Scotia Capital Inc. and CIBC World Markets Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by Standard & Poor's Rating Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the use of proceeds from the offering of medium term notes. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS ENTERS MOU WITH NOVA CHEMICALS FOR LIQUIDS EXTRACTED AT HARMATTAN

Calgary, Alberta (July 6, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has entered into a Memorandum of Understanding (MOU) with NOVA Chemicals Corporation (NOVA Chemicals). As part of the proposed Harmattan Co-Stream Project, AltaGas is planning to process an initial 250 Mmcf/d of additional natural gas using spare capacity at the Harmattan Complex to extract ethane and natural gas liquids (NGL). Currently, AltaGas processes approximately 150 Mmcf/d at the Harmattan Complex.

"The Harmattan Co-Stream Project will allow AltaGas to realize an initial incremental 250 Mmcf/d of existing processing and extraction capacity at our highly efficient Harmattan Complex," said David Cornhill, Chairman and CEO of the Trust. "Furthermore, the Harmattan Co-Stream Project will expand the availability of valuable feedstock for Alberta's petrochemical industry, and retain extraction revenues and value in Alberta in a most economical manner."

The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years, would have AltaGas deliver all liquids or co-stream gas products on a full cost-of-service basis to NOVA Chemicals, and would provide that all capital expenditures and operating costs related to the proposed project will be fully recovered through fees under normal operations. The MOU is subject to normal conditions precedent, including execution and delivery of mutually satisfactory definitive agreements between AltaGas and NOVA Chemicals, a favourable decision on the Harmattan Co-Stream application made by AltaGas and currently before the Alberta Energy Resources Conservation Board, and approval by the boards of directors of AltaGas and NOVA Chemicals.

The proposed Harmattan Co-Stream Project promotes responsible competition by creating a competitive option for shippers similar to the competitive environment at Empress, Alberta, where shippers have multiple extraction options.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory

developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

AltaGas Income Trust ("**AltaGas**")
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

2. Date of Material Change:

June 29, 2009

3. News Release:

A press release disclosing the nature and substance of the material change was issued by AltaGas on June 29, 2009 through Marketwire.

4. Summary of Material Change:

On June 29, 2009, AltaGas announced that it completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

5. Full Description of Material Change:

On June 29, 2009, AltaGas announced that it completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

The offering was made through a syndicate of investment dealers co-led by Scotia Capital Inc. and CIBC World Markets Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by Standard & Poor's Rating Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary
AltaGas General Partner Inc., as agent of AltaGas Income Trust
Telephone: (403) 691-7575

9. Date of Report:

July 6, 2009.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	06/01/2009 - 06/30/2009

Summary

Issued & Outstanding Opening Balance :	76,914,426	As at :	06/01/2009
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	1,000		
DRIP Plan #1 - Trust Units	195,278		
DRIP Plan #2 - Exchangeable LP Units	11		
Other Issuances and Cancellations	1,420		
Issued & Outstanding Closing Balance :	77,112,135		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **2,913,500** As at : 06/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/02/2009	N			2,000	
Filer's comment September 6, 2006 options cancelled due to employee departure					
06/02/2009	N			750	
Filer's comment March 23, 2007 options cancelled due to employee departure					
06/02/2009	N			1,500	
Filer's comment December 10, 2007 options cancelled due to employee departure					
06/09/2009	N		1,000		
Filer's comment December 6, 2001 options exercised at $7.25 per unit					
06/16/2009	N			750	
Filer's comment December 19, 2005 options cancelled due to employee departure					
06/23/2009	N			2,000	
Filer's comment September 2, 2008 options cancelled due to employee departure					
06/26/2009	N			500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
Totals		0	1,000	7,500	0

Stock Options Outstanding Closing Balance: **2,905,000** As at : 06/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve **1,570,505** As at : 06/01/2009

Effective Date	Securities Listed	Securities Issued
06/15/2009		195,278
Totals	0	195,278

Closing Reserve: **1,375,227** As at : 06/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,149** As at : 06/01/2009

Effective Date	Securities Listed	Securities Issued
06/15/2009		11
Totals	0	11

Closing Reserve: **704,138** As at : 06/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/03/2009	Conversion (General)	1,420

Filer's comment
Trust Units issued upon conversion of outstanding Taylor debentures

Totals		1,420

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 07/06/2009
Last Updated: 06/30/2009